Community.

Connection.

Commitment.

German American Bancorp, Inc.

2025 SUMMARY ANNUAL REPORT

Through meaningful connections

with our customers, employees and

within our communities, we continue

to deliver strong financial performance

while staying true to our relationship-focused

business model. Our commitment to prudent risk

management, disciplined growth and exceptional

service positions us to navigate an evolving financial

landscape with confidence and resilience.

Cautionary Note Regarding Forward-Looking Statements

21st	History of	**14th**
consecutive year of double-digit return on equity	improved earnings performance	consecutive year of increased cash dividends

Letter to Our Shareholders



Celebrating
115 YEARS
1910 - 2025

Dear Shareholders:

In 2025, German American celebrated its 115th anniversary and continued its history of record-level, superior financial performance. We delivered our 21st consecutive double-digit return on equity and 14th year of increased cash dividends. Our financial position remains strong with solid liquidity, credit, and capital.

Early in 2025, we completed the acquisition of Heartland BancCorp, uniting two high-performing, community-oriented organizations and expanding German American's footprint into Columbus and Cincinnati, Ohio, two of the fastest growing and most vibrant markets in the Midwest.

We continued to build on our existing team of financial professionals by adding top, relationship-focused talent throughout our entire footprint, further driving organic growth in both our banking and wealth management operations. The continued strengthening of our team reflects our ongoing dedication to ***Community. Connection. Commitment.***

...continued



D. Neil Dauby
Chairman and CEO

Letter to Our Shareholders

continued...

Driven in part by our strong financial focus and longstanding commitment to stability, we continue to earn recognition as one of the nation's top-performing banks. This year, we once again achieved a prestigious Top 10 ranking in Forbes' annual ***America's Best Banks*** list for 2026, attaining the #1 ranking for all financial institutions serving Indiana, Kentucky and Ohio.

© 2026 FORBES MEDIA LLC. USED WITH PERMISSION

Forbes 2025 & 2026 AMERICA'S BEST BANKS

RANKED TOP 10 IN THE NATION

#1 Highest Ranked Bank Serving Indiana, Kentucky & Ohio

We enter 2026 with strong momentum and are encouraged by a normalizing yield curve and the continued strength of our organic growth footprint. We believe the company is well-positioned for continued growth and profitability given a stable economic environment. With our strong community presence, healthy financial condition, and disciplined approach to strategic expansion, we remain confident in our ability to drive long-term value for our shareholders.

On behalf of the board and our executive management team, we want to thank you for your continued support and investment in German American.

Warmest Regards,

D. Neil Dauby
Chairman and CEO



History of Superior Financial Performance

2025 & 2026 Forbes ***America's Best Banks****
Top 10 in the Nation and #1 in Indiana, Kentucky & Ohio

Raymond James ***Community Bankers Cup Award***

S&P Global ***Top Performing Bank in the Nation***

Bank Director Magazine ***Top Banks***
Top 20

Newsweek ***Best Banks in America***

BauerFinancial ***5-Star Rating***

Piper Sandler ***Small Cap All-Star***

Our Board of Directors






| Zachary W. Bawel | Angela Curry | D. Neil Dauby | Susan J. Ellspermann |






| Marc D. Fine | Jason M. Kelly | G. Scott McComb | Diane B. Medley |





| M. Darren Root | Christina M. Ryan | Andrew M. Seger |





| Jack W. Sheidler | Ronnie R. Stokes | Tyson J. Wagler |



3

Our Purpose

We support the
communities we serve
and believe that when
a community thrives,
its people prosper.

Our deep community roots
are the foundation of
enduring relationships that
drive sustainable growth
and long-term value for
our customers, employees,
communities and shareholders.

Michigan

INDIANA

INDIANAPOLIS

Greenwood

Greensburg

Columbus

Bloomington

North Vernon

Seymour

Bedford

Odon/Cannelburg

Loogootee

Vincennes

Washington

Madison

Hanover

Warsaw

Dubois

Petersburg

Princeton

Ireland

Jasper

Owenton

Sellersburg

LaGrange

Oakland City

Huntingburg

Holland

Ferdinand

Jeffersonville

Simpsonville

FRANKFORT

New Albany

Louisville

Shelbyville

Evansville

Newburgh

Taylorsville

Rockport

Tell City

Mt. Washington

Henderson

Elizabethtown

Owensboro

KENTUCKY

Cincinnati

Ft. Thomas

Ft. Mitchell

Florence

Munfordville

Horse Cave

Bowling Green

Glasgow

Franklin

NASHVILLE, TENNESSEE

LAKE ERIE
OHIO
Delaware
Westerville
Johnstown
Dublin
Hilliard
Upper Arlington
Gahanna
Whitehall
Columbus
Newark
Grove City
Reynoldsburg
Pickerington
Mohawk Res.
Tuscarawas
Tappan L.
Piedmont L.
Senecaville Lake
Mosquito Cr. Lake
Pymatuning Res.
Indian Lake
Rocky Fork L.
Cave Run Lake
Scioto R.
Hocking R.
Muskingum R.
Ohio River
Cumberland R.

Our Values

Integrity
We trust each other in words and actions. We value honesty, transparency and diverse perspectives for high ethical standards in all we do.

Relationships
We develop relationships based on integrity, trust and mutual respect to create positive outcomes and experiences for all.

Excellence
Because performance is vital, we are encouraged to take initiative, accept challenges and be collaborative to achieve performance and operating excellence for our customers, shareholders and communities.

Service
Service to our communities, customers and each other is rewarding and powerful. We develop valuable relationships by providing outstanding service to all.

Inclusion
We are committed to an inclusive workplace where diverse representation, perspectives and experiences foster an atmosphere of empowerment, collaboration and respect.

Powered by Purpose



Our purpose remains focused on strengthening the core elements that define German American Bank's success: community presence, relationship-driven banking and disciplined execution.

By investing in our people, technology, and communities, we continue to enhance our ability to deliver sustainable growth while preserving the values that have guided our organization for generations.

Throughout 2025, German American continued to deploy capital in ways that strengthen our local economies – supporting individuals, families and businesses to achieve their financial dreams and improve their quality of life and place.

Giving Back to Our Communities

1,000+
employees

Creating a positive work experience

$229+
million

Invested in community support in 2025 to help rural, suburban and urban communities throughout Indiana, Kentucky and Ohio thrive so their people can prosper

7,000+
hours

Served in local communities in 2025

$700,000+
donated

To local schools participating in our School Spirit Card program since the program's inception

Community

Our success is deeply tied to the strength of the communities we serve throughout Indiana, Kentucky and Ohio. We invest in local initiatives, support economic development, and remain dedicated to helping our customers and neighbors thrive. Maintaining our community-first banking model differentiates us from competitors, attracts top talent, and consistently drives us to make a positive impact.

Connections

German American continued to deepen customer connections while expanding into attractive regional markets. Strategic expansion in the Columbus and Cincinnati, Ohio, markets, broaden our reach while preserving our community-based model. All of our markets throughout Indiana, Kentucky and Ohio are supported by experienced local leadership, ensuring continuity of service and market insight.

Commitment

We deliver strong financial performance that underscores our ability to generate consistent earnings while maintaining prudent risk management and a strong capital position.


BUILDING STRONG
COMMUNITIES TOGETHER
Home repair support provided by
German American Bank
new directions
FHLBank INDIANAPOLIS
German American
Banking | Insurance | Investments

7

Condensed Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
German American Bancorp, Inc.
Jasper, Indiana

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of German American Bancorp, Inc. as of December 31, 2025 and 2024, and related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, appearing in the Annual Report on Form 10-K, not appearing herein. In our report dated February 26, 2026, also appearing in the Annual Report on Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the consolidated balance sheets and consolidated statements of income presented on pages 10 and 11 is fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

Crowe LLP
Indianapolis, Indiana
February 26, 2026



Five Year Summary

Dollars in thousands, except share and per share data

The following selected data should be read in conjunction with the Company's Annual Report on Form 10-K for 2025.

	2025	2024	2023	2022	2021
Summary of Operations:					
Interest Income	$ 420,089	$ 291,043	$ 256,656	$ 218,926	$ 170,379
Interest Expense	125,957	100,452	66,223	18,342	9,549
Net Interest Income	294,132	190,591	190,433	200,584	160,830
Provision for Credit Losses	19,425	2,775	2,550	6,350	(6,500)
Net Interest Income after Provision for Credit Losses	274,707	187,816	187,883	194,234	167,330
Non-interest Income	67,312	62,660	60,261	59,133	59,462
Non-interest Expense	201,949	146,377	144,497	154,191	124,007
Income before Income Taxes	140,070	104,099	103,647	99,176	102,785
Income Tax Expense	27,435	20,288	17,759	17,351	18,648
Net Income	$ 112,635	$ 83,811	$ 85,888	$ 81,825	$ 84,137
Year-end Balances:					
Total Assets	$ 8,388,780	$ 6,295,910	$ 6,152,198	$ 6,155,991	$ 5,608,539
Total Loans, Net of Unearned Income	5,875,097	4,124,902	3,971,082	3,784,934	3,004,264
Total Deposits	6,989,742	5,329,075	5,252,963	5,350,051	4,744,316
Total Long-term Debt	138,831	153,269	127,969	102,645	83,855
Total Shareholders' Equity	1,162,325	715,067	663,558	558,393	668,459
Average Balances:					
Total Assets	$ 8,237,194	$ 6,233,753	$ 6,037,874	$ 6,514,030	$ 5,369,707
Total Loans, Net of Unearned Income	5,604,879	4,035,670	3,835,157	3,680,708	3,072,302
Total Deposits	6,915,119	5,304,914	5,196,475	5,700,499	4,493,853
Total Shareholders' Equity	1,050,990	685,862	584,106	610,066	642,934
Per Share Data:					
Net Income	$ 3.06	$ 2.83	$ 2.91	$ 2.78	$ 3.17
Cash Dividends	1.16	1.08	1.00	0.92	0.84
Book Value at Year-end	31.00	24.09	22.43	18.93	25.17
Tangible Book Value Per Share[1]	20.08	17.93	16.12	12.50	20.37
Other Data at Year-end:					
Number of Shareholders	3,021	3,036	3,065	3,163	3,109
Number of Employees (Full-time Equivalent)	982	760	838	854	724
Weighted Average Number of Shares	36,796,342	29,656,416	29,557,567	29,464,591	26,537,311
Selected Performance Ratios:					
Return on Assets	1.37 %	1.34 %	1.42 %	1.26 %	1.57 %
Return on Equity	10.72 %	12.22 %	14.70 %	13.41 %	13.09 %
Return on Tangible Equity	17.19 %	16.72 %	21.69 %	19.51 %	16.38 %
Equity to Assets	13.86 %	11.36 %	10.79 %	9.07 %	11.92 %
Dividend Payout	38.42 %	38.00 %	34.27 %	33.02 %	26.41 %
Net Charge-offs (Recoveries) to Average Loans	0.05 %	0.05 %	0.08 %	0.06 %	0.11 %
Allowance for Credit Losses to Loans	1.32 %	1.08 %	1.10 %	1.17 %	1.23 %
Net Interest Margin	4.02 %	3.43 %	3.58 %	3.45 %	3.31 %

[1] Tangible Book Value per Share is defined as Total Shareholders' Equity less Goodwill and Other Intangible Assets divided by End of Period Shares Outstanding.

Consolidated Balance Sheets

Dollars in thousands, except share and per share data

	December 31,	
	2025	**2024**
Assets		
Cash and Due from Banks	$ 71,428	$ 69,249
Federal Funds Sold and Other Short-term Investments	46,954	119,543
Cash and Cash Equivalents	118,382	188,792
Interest-bearing Time Deposits with Banks	500	500
Securities Available-for-Sale, at Fair Value (Amortized Cost $1,865,732 for December 31, 2025; Amortized Cost $1,796,040 for December 31, 2024; No Allowance for Credit Losses)	1,657,394	1,517,287
Other Investments	353	353
Loans Held-for-Sale, at Fair Value	7,817	8,239
Loans	5,884,448	4,133,267
Less: Unearned Income	(9,351)	(8,365)
Allowance for Credit Losses	(77,694)	(44,436)
Loans, Net	5,797,403	4,080,466
Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost	17,688	14,423
Premises, Furniture and Equipment, Net	139,001	104,045
Other Real Estate	68	-
Goodwill	375,470	179,025
Intangible Assets	33,790	4,018
Company Owned Life Insurance	109,585	86,710
Accrued Interest Receivable and Other Assets	131,329	112,052
TOTAL ASSETS	$ 8,388,780	$ 6,295,910
Liabilities		
Non-interest-bearing Demand Deposits	$ 1,944,831	$ 1,399,270
Interest-bearing Demand, Savings, and Money Market Accounts	3,755,374	3,013,204
Time Deposits	1,289,537	916,601
Total Deposits	6,989,742	5,329,075
FHLB Advances and Other Borrowings	182,683	210,131
Accrued Interest Payable and Other Liabilities	54,030	41,637
TOTAL LIABILITIES	7,226,455	5,580,843
Shareholders' Equity		
Common Stock, no par value, $1 stated value; 45,000,000 shares authorized	37,496	29,677
Additional Paid-in Capital	706,818	392,266
Retained Earnings	582,945	513,588
Accumulated Other Comprehensive Income (Loss)	(164,934)	(220,464)
TOTAL SHAREHOLDERS' EQUITY	1,162,325	715,067
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,388,780	$ 6,295,910
End of period shares issued and outstanding	37,495,679	29,677,093

See Annual Report on Form 10-K.

Consolidated Statements of Income

Dollars in thousands, except per share data

	Years Ended December 31,		
	2025	2024	2023
Interest Income			
Interest and Fees on Loans	$ 358,597	$ 240,241	$ 212,517
Interest on Federal Funds Sold and Other Short-term Investments	10,817	7,697	1,677
Interest and Dividends on Securities:			
Taxable	37,041	26,586	20,614
Non-taxable	13,634	16,519	21,848
TOTAL INTEREST INCOME	420,089	291,043	256,656
Interest Expense			
Interest on Deposits	115,092	90,622	56,916
Interest on FHLB Advances and Other Borrowings	10,865	9,830	9,307
TOTAL INTEREST EXPENSE	125,957	100,452	66,223
NET INTEREST INCOME	294,132	190,591	190,433
Provision for Credit Losses	19,425	2,775	2,550
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	274,707	187,816	187,883
Non-Interest Income			
Wealth Management Fees	16,808	14,416	11,711
Service Charges on Deposit Accounts	15,083	12,669	11,538
Insurance Revenues	-	4,384	9,596
Company Owned Life Insurance	2,555	2,058	1,731
Interchange Fee Income	19,598	17,125	17,452
Sale of Assets of German American Insurance	-	38,323	-
Other Operating Income	8,758	5,419	5,830
Net Gains on Sales of Loans	4,510	3,054	2,363
Net Gains (Losses) on Securities	-	(34,788)	40
TOTAL NON-INTEREST INCOME	67,312	62,660	60,261
Non-Interest Expense			
Salaries and Employee Benefits	107,742	82,257	83,244
Occupancy, Furniture and Equipment Expense	19,634	14,944	14,467
FDIC Premiums	3,800	2,908	2,829
Data Processing Fees	17,579	12,243	11,112
Professional Fees	10,418	8,147	5,575
Advertising and Promotion	5,153	3,939	4,857
Intangible Amortization	10,148	2,032	2,840
Other Operating Expenses	27,475	19,907	19,573
TOTAL NON-INTEREST EXPENSE	201,949	146,377	144,497
Income before Income Taxes	140,070	104,099	103,647
Income Tax Expense	27,435	20,288	17,759
Net Income	$ 112,635	$ 83,811	$ 85,888
Basic Earnings per Share	$ 3.06	$ 2.83	$ 2.91
Diluted Earnings per Share	$ 3.06	$ 2.83	$ 2.91

See Annual Report on Form 10-K.

Our Executive Team







D. Neil Dauby
Chairman and
Chief Executive
Officer

Bradley M. Rust
President and
Chief Financial
Officer

Amy D. Jackson
Executive Vice President,
Chief Administrative
Officer





Michael F. Beckwith
Executive Vice President,
Chief Banking Officer

Bradley C. Arnett
Executive Vice President,
Chief Legal Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

Commission File Number 001-15877



GERMAN AMERICAN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Indiana	35-1547518
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

711 Main Street, Box 810, Jasper, Indiana	47546
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (812) 482-1314

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	GABC	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes   ☑ No

The aggregate market value of the registrant's common shares held by non-affiliates as of June 30, 2025 was approximately $1,409,904,373. This calculation does not reflect a determination that persons are (or are not) affiliates for any other purpose.

As of February 15, 2026, there were outstanding 37,496,537 common shares, no par value, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of German American Bancorp, Inc., for the Annual Meeting of its Shareholders to be held April 27, 2026, to the extent stated herein, are incorporated by reference into Part III (Items 10 through 14).

GERMAN AMERICAN BANCORP, INC.
ANNUAL REPORT ON FORM 10-K
For Fiscal Year Ended December 31, 2025

Table of Contents

(This page has been left blank intentionally.)

GLOSSARY OF TERMS AND ACRONYMS

As used in this Report, references to "German American," "Company," "we," "our," "us," and similar terms refer to German American Bancorp, Inc. and its consolidated subsidiaries as a whole. Occasionally, we will refer to the terms "German American Bancorp," "Bancorp," "parent company," or "holding company" when we mean to refer to only German American Bancorp, Inc. and the term "Bank" when we mean to refer only to German American Bank, the Company's bank subsidiary.

The terms and acronyms identified below are used throughout this Report, including the Notes to Consolidated Financial Statements. You may find it helpful to refer to this Glossary as you read this Report.

2019 ESPP:	German American Bancorp, Inc. 2019 Employee Stock Purchase Plan
2019 LTI Plan:	German American Bancorp, Inc. 2019 Long-Term Equity Incentive Plan
2029 Notes:	The Company's 4.50% Fixed-to-Floating Rate Subordinated Notes due 2029, issued and sold on June 25, 2019, in an aggregate principal amount of $40.0 million
2030 Notes:	The Company's 5.0% Fixed-to-Floating Rate Subordinated Notes due 2030, which were assumed by the Company through its acquisition of Heartland on February 1, 2025, in the aggregate principal amount of $24.3 million
ACL:	Allowance for credit losses
AOCI:	Accumulated other comprehensive income (loss)
ASU:	Accounting Standards Update
Basel III Rules:	Regulatory capital rules agreed to by the Basel Committee on Banking Supervision, as issued by the FRB and OCC and published in the Federal Register on October 11, 2013
BHC Act:	Bank Holding Company Act of 1956, as amended
BSA:	Bank Secrecy Act (Financial Recordkeeping and Reporting of Currency and Foreign Transactions Act of 1970)
CARES Act:	Coronavirus Aid, Relief and Economic Security Act
CBLR:	Community bank leverage ratio, which is the subject of rules adopted by federal banking regulators on October 29, 2019 (the "CBLR framework")
CECL:	Current expected credit losses, which are the subject of an accounting standard under GAAP
CET1:	Common Equity Tier 1 Capital
CFPB:	Consumer Financial Protection Bureau
CME Term SOFR:	A forward-looking term Secured Overnight Financing Rate, as administered by CME Group Benchmark Administration Limited
CMO:	Collateralized mortgage obligations
CRA:	Community Reinvestment Act of 1977
CRE:	Commercial real estate
CUB:	Citizens Union Bancorp of Shelbyville, Inc., which was acquired by the company on January 1, 2022
"Day 2" Adjustment:	An adjustment to the provision for credit losses, as required by GAAP, to recognize the full lifetime expected credit loss for non-PCD assets at the time of a business combination. See "CRITICAL

ACCOUNTING POLICIES AND ESTIMATES – Allowance for Credit Losses" under Item 7 of this Report ("Management's Discussion and Analysis of Financial Condition and Results of Operations").

DFI:	Indiana Department of Financial Institutions
DIF:	Deposit Insurance Fund of the FDIC
Dodd-Frank Act:	Dodd-Frank Wall Street Reform and Consumer Protection Act
Economic Growth Act:	Economic Growth, Relief and Consumer Protection Act of 2018
ERISA:	Employee Retirement Income and Security Act of 1974
FASB:	Financial Accounting Standards Board
FDIC:	Federal Deposit Insurance Corporation
FDICIA:	Federal Deposit Insurance Corporation Improvements Act
federal banking regulators:	The FRB, the OCC, and the FDIC, collectively
FHLB:	Federal Home Loan Bank
FRB:	Board of Governors of the Federal Reserve System
GAAP:	Generally Accepted Accounting Principles in the United States of America
GAI:	German American Insurance, Inc., a wholly-owned subsidiary of the Bank
GLB Act:	Gramm-Leach-Bliley Financial Modernization Act of 1999
Heartland:	Heartland BancCorp, which was acquired by the Company on February 1, 2025
MBS:	Mortgage-backed securities
NPV:	Net portfolio value
OCC:	Office of the Comptroller of the Currency
OFAC:	U.S. Treasury Department Office of Foreign Assets Control
PCAOB:	Public Company Accounting Oversight Board (United States)
PCD:	Purchased with credit deterioration
PPP:	Paycheck Protection Program established under the CARES Act
PTO:	Paid time off
SEC:	Securities and Exchange Commission
SOFR:	Secured Overnight Funding Rate
USA Patriot Act:	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001

Information included in or incorporated by reference in this Annual Report on Form 10-K, our other filings with the Securities and Exchange Commission and our press releases or other public statements, contain or may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Please refer to a discussion of our forward- looking statements and associated risks in Item 1, "Business - Forward-Looking Statements and Associated Risks" and our discussion of risk factors in Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

PART I

Item 1. Business.

General

German American Bancorp, Inc. is a Nasdaq-listed (symbol: GABC) financial holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bank, operates 94 banking offices located throughout Indiana (central/southern), Kentucky (northern/central/western), and Ohio (central/southwest). In Columbus, Ohio and Greater Cincinnati, the Company does business as Heartland Bank, a Division of German American Bank. The Company also owns an investment brokerage subsidiary, German American Investment Services, Inc.

Throughout this Report, when we use the term "Company" and "German American", we will usually be referring to the business and affairs (financial and otherwise) of German American Bancorp, Inc. and its consolidated subsidiaries as a whole. Occasionally, we will refer to the term "German American Bancorp", "Bancorp", "parent company" or "holding company" when we mean to refer to only German American Bancorp, Inc. and the term "Bank" when we mean to refer only to the Company's bank subsidiary.

The Company's lines of business include retail and commercial banking, and wealth management services. Our retail and commercial banking business involves attracting deposits from the general public and using those funds to originate consumer, commercial and agricultural, commercial and agricultural real estate, and residential mortgage loans, primarily in the Company's local markets. These core banking activities also include the sale of residential mortgage loans in the secondary market. Our wealth management services involve providing trust, investment advisory, brokerage and retirement planning services to customers. Financial and other information by segment is included in Note 18 (Segment Information) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report and is incorporated into this Item 1 by reference. Substantially all of the Company's revenues are derived from customers located in, and substantially all of its assets are located in, the United States.

Subsidiaries

The Company's principal operating subsidiaries are described in the following table:

Name	Type of Business	Principal Office Location
German American Bank	Commercial Bank	Jasper, IN
German American Investment Services, Inc.	Retail Brokerage	Jasper, IN

Business Developments

On February 1, 2025, German American Bancorp completed its previously announced acquisition of Heartland BancCorp ("Heartland") through the merger of Heartland with and into the Bancorp. Immediately following completion of the Heartland holding company merger, Heartland's subsidiary bank, Heartland Bank, was merged with and into the Bancorp's subsidiary bank, German American Bank. Heartland, headquartered in Whitehall, Ohio, operated 20 retail banking offices located in Columbus, Ohio and Greater Cincinnati. As of the closing of the transaction, Heartland had total assets of approximately $1.94 billion, total loans of approximately $1.58 billion, and total deposits of approximately $1.73 billion. German American Bancorp issued approximately 7.74 million shares of its common stock, and paid approximately $23.1 million in cash, in exchange for all of the issued and outstanding shares of common stock of Heartland and in cancellation of all options to acquire Heartland common stock outstanding as of the effective time of the merger. For further information regarding this merger and acquisition transaction, see Note 20 (Business Combinations, Goodwill and Intangible Assets) in the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which Note 20 is incorporated into this Item 1 by reference.

During June and July 2024, the Company undertook a partial restructuring of its securities portfolio by selling available-for-sale securities totaling approximately $375.3 million in book value, at an after-tax loss of approximately $27.2 million. The tax-equivalent yield on the bonds sold was approximately 3.12% with a duration of approximately 7 years. The proceeds from the securities sold were reinvested in the securities portfolio by the end of the third quarter of 2024.

Effective June 1, 2024, German American Insurance, Inc. ("GAI"), a wholly-owned subsidiary of the Bank, sold substantially all of its assets to The Hilb Group of Indiana, LLC, a Delaware limited liability company ("Hilb"), for a purchase price of $40.0 million in cash. As part of the transaction, the Bank, as the parent of GAI, may receive payments for the referral of customers to Hilb, and the Company will refrain from conducting certain insurance activities, in each case, for a period of five (5) years following closing. Prior to the sale, GAI was a full-service agency offering personal and commercial insurance products.

The Company expects to continue to evaluate opportunities to expand its business through opening of new banking, trust, brokerage and financial planning offices, and through acquisitions of other banks, bank branches, portfolios of loans or other assets, and other financial-service-related businesses and assets in the future.

Office Locations

The map below illustrates the locations of the Company's 94 retail and commercial banking, and investment offices.



Competition

The industries in which the Company operates are highly competitive. The Bank competes for commercial and retail banking business within its core banking segment not only with financial institutions that have offices in the same counties but also with financial institutions that compete from other locations in Southern Indiana, Kentucky and elsewhere. Further, the Bank competes for loans and deposits not only with commercial banks but also with savings and loan associations, savings banks, credit unions, production credit associations, federal land banks, finance companies, credit card companies, personal loan companies, investment brokerage firms, private equity and debt funds, insurance agencies, insurance companies, lease finance companies, money market funds, mortgage companies, and other non-depository financial intermediaries. There are numerous alternative providers (including national providers that advertise extensively and provide their services via e-mail, direct mail, telephone and the Internet) for trust and financial planning services offered by the Bank and the brokerage products and financial planning services offered by German American Investment Services, Inc. In addition, financial technology, or "FinTech," companies continue their rapid growth into key areas of banking. Many of these competitors have substantially greater resources than the Company.

Human Capital

At February 20, 2026, the Company and its subsidiaries employed approximately 984 full-time equivalent employees. There are no collective bargaining agreements, and we consider employee relations to be good.

People come first at German American. It is through our employees, and their ties to the local community, that we are able to proudly support the communities we serve. We are deeply rooted in these communities. Engrained in our culture is a commitment to give back to the individuals, families, and businesses in our communities. We have a long history of community involvement, from both a contributory standpoint and a dedication to hands-on volunteer efforts. We believe that service to our communities, customers and each other is fun, rewarding and powerful.

German American strives to attract, develop, and retain talented individuals in every community we serve. We understand that, in order to deliver the best financial products and services to our clients, we need to invest in our team's personal and professional success, which includes helping to create a work/life balance and providing further growth opportunities. As a result, our employees have demonstrated a desire and determination to succeed. Our culture encourages them to take initiative, accept challenges, and be collaborative to achieve performance and operating excellence for our customers, shareholders, and communities. German American's reputation relies on integrity. Our team trusts each other in words and actions, which enables our customers to trust our brand. We value honesty, transparency, and diverse perspectives with high ethical standards in all we do.

For many years, we have annually collected feedback on employee engagement. Most recently, we have partnered with Quantum Workplace to measure employee engagement. The feedback focuses on several key metrics, including employee engagement, team dynamics, customer service, manager effectiveness, trust in leadership, future outlook, inclusion, individual needs, career growth and development and communication. During 2025, we had 84% employee participation in the survey. Once the feedback is analyzed, our Human Capital team shares the survey results with the managers and employees throughout the Company and works collaboratively to develop and implement action plans to address areas that were identified for improvement based on the feedback received. This ability to target areas for improvement has resulted in an overall engagement score of 71% in 2025, which is a score demonstrating a healthy organization in employee care and compares favorably to the banking industry.

We have long been committed to comprehensive and competitive compensation and benefits programs as we recognize that we operate in an intensely competitive environment for employees. Retention of skilled and highly trained employees is critical to our strategy of being a trusted resource to our communities and customers. To help ensure we remain competitive in our compensation programs, we participate annually in market and banking compensation studies and model compensation with an external vendor for comparison. Furthering our philosophy to attract and retain talented and motivated employees who will continue to advance our purpose and contribute to our overall success, our compensation and benefits programs include: referral incentive programs, quarterly performance incentives, medical (including a digital clinic for joint and muscle care, telemedicine and behavioral health care services), dental and vision plans; a 401(k) deferred compensation plan, with matching contribution, which covers substantially all employees; flexible spending and health savings accounts; competitive paid time off "PTO" programs, including the opportunity to purchase additional PTO; and life insurance and a robust employee assistance program that supports employee well-being through personal and work-life issues. In addition, we offer supplemental benefits such as accident, critical illness and hospital indemnity policies, discounted bank services and an Employee Stock Purchase Plan.

We also invest in our employees' future by sponsoring and prioritizing continued education throughout the Company's employee ranks, including support of many bank-related certification programs and any required continuing education to support those certifications. Full-time and part-time employees are eligible for our education assistance program which covers tuition and textbooks for work-related courses taken through a community college or university. Employees are also able to participate in on-the-job learning, classroom learning, mentoring and other internal and external career development programs in order to advance or diversify their career paths throughout the organization. These programs focus on enhancing current skills, engaging and empowering our team members in their own career development and building our pipeline of leaders, bankers, commercial lenders and other financial professional roles.

We are committed to employee care and helping our employees improve their quality of life and place. As a result, we remain focused on continuous improvement throughout all departments in order to create positive outcomes and experiences for all. To support our focus on employee care, we have a paid family bonding leave program, a PTO donation program, flexible work guidelines, and career opportunities promoted throughout our footprint.

In order to develop and engage a workforce that aligns with our purpose, we regularly sponsor local community events. We believe that the well-being of our employees and their personal and professional development is furthered by our outreach to the communities we serve. Our employees' desire for active community involvement enables us to sponsor many local community events and initiatives, including leading financial literacy classes in community schools and volunteering to enhance the arts, education, economic development, and overall community enrichment in our footprint.

Regulation and Supervision

Overview

The Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System ("FRB") under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and is required to file with the FRB annual reports and such additional information as the FRB may require. The FRB may also make examinations or inspections of the Company. The Bank is under the supervision of and subject to examination by the Indiana Department of Financial Institutions ("DFI"), and the Federal Deposit Insurance Corporation ("FDIC"). Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010,(the "Dodd-Frank Act"), a complex and wide-ranging statute, the Bank also is subject to regulations issued by the Consumer Financial Protection Bureau ("CFPB"), with respect to consumer financial services and products, but is not subject to direct CFPB supervision or examination because the Bank has less than $10 billion in assets. If the Bank reports assets over $10 billion for four consecutive quarters, it would meet the FDIC's definition of a "large financial institution" and would be subject to direct supervision by the CFPB for compliance with a variety of consumer compliance laws, and for assessment of the effectiveness of the Bank's compliance management system. However, in early 2025, the current Presidential administration announced its intention to close or substantially downsize the CFPB and has taken various actions to accomplish that objective, including significantly reducing the CFPB's annual funding through legislation. These actions have been subject to litigation and the Company is actively monitoring the related developments.

Based on the Company's past organic growth and growth from acquisitions, the Company's total consolidated assets could exceed $10 billion as early as 2027. As a result, during 2025, the Company engaged an advisory firm to perform a review of its compliance management system and its risk management program to assess its preparedness to meet the additional regulatory requirements and CFPB supervision that would be applicable to the Company and the Bank after surpassing the $10 billion threshold. The assessment yielded several observations with recommended actions that have been prioritized based on criticality. The Company began implementing action plans to address these recommendations in 2025 and expects to continue to do so throughout 2026.

Under FRB policy and the Dodd-Frank Act, the Company is required to act as a source of financial and managerial strength to the Bank, and to commit resources to support the Bank, even in circumstances where the Company might not do so absent such a requirement. Under current federal law, the FRB may require a bank holding company to make capital injections into a troubled subsidiary bank. It may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to such a subsidiary bank or if it undertakes actions that the FRB believes might jeopardize the bank holding company's ability to commit resources to such subsidiary bank.

With certain exceptions, the BHC Act prohibits a bank holding company from engaging in (or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in) nonbanking activities. One of the principal exceptions to this prohibition is for activities deemed by the FRB to be "closely related to banking." Under current regulations, bank holding companies and their subsidiaries are permitted to engage in such banking-related business ventures as consumer finance; equipment leasing; credit life insurance; computer service bureau and software operations; mortgage banking; and securities brokerage.

We are also a "financial holding company" under the BHC Act, which permits us to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. These activities include underwriting and dealing in and making a market in securities (subject to certain limits and compliance procedures required by the so-called Volcker Rule provisions added by the Dodd-Frank Act, described below under "Other Aspects of the Dodd-Frank Act"), insurance underwriting, and merchant banking. Banks may also engage through financial subsidiaries in certain of the activities permitted for financial holding companies, subject to certain conditions. In order to continue as a financial holding company, we must continue to be well-capitalized, well-managed and maintain compliance with the Community Reinvestment Act.

The Bank and the subsidiaries of the Bank may generally engage in activities that are permissible activities for state chartered banks under Indiana banking law, without regard to the limitations that might apply to such activities under the BHC Act if the Company were to engage directly in such activities at the parent company level or through parent company subsidiaries that were not also bank subsidiaries.

Indiana law and the BHC Act restrict certain types of expansion by the Company and its bank subsidiary. The Company and its subsidiaries may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the FRB, the DFI, the FDIC, and/or other bank regulatory or other regulatory agencies, as a condition to the acquisition or establishment of new offices, or the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

The earnings of commercial banks and their holding companies are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the FRB regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans and earned on investments or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies upon the future business and earnings of the Company cannot accurately be predicted.

Capital Requirements

We are subject to various regulatory capital requirements both at the parent company and at the Bank level administered by the FRB and by the FDIC and DFI, respectively. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for "Prompt Corrective Action" (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies. Our capital amounts and classification are also subject to judgments by the regulators regarding qualitative components, risk weightings, and other factors. We have consistently maintained regulatory capital ratios at or above the well-capitalized standards.

Generally, for purposes of satisfying these capital requirements, we must maintain capital sufficient to meet both risk-based asset ratio tests and a leverage ratio test on a consolidated basis. The risk-based ratios are determined by allocating assets and specified off-balance sheet commitments into various weighted categories, with higher weighting assigned to categories perceived as representing greater risk. A risk-based ratio represents the applicable measure of capital divided by total risk-weighted assets. The leverage ratio is a measure of our core capital divided by our total assets adjusted as specified in the guidelines.

The current risk-based capital rules, as adopted by federal banking regulators, are based upon guidelines developed by the Basel Committee on Banking Supervision and reflect various requirements of the Dodd-Frank Act (the "Basel III Rules"). The Basel III Rules require banking organizations to, among other things, maintain:

- a minimum ratio of "Common Equity Tier 1 Capital" to risk-weighted assets of 4.5%, plus a 2.5% "conservation buffer" (bringing the Common Equity Tier 1 Capital to risk-weighted assets ratio to a total of at least 7.0%);
- a minimum ratio of Tier 1 Capital to risk-weighted assets of 6% plus the conservation buffer (which results in a minimum required total Tier 1 Capital to risk-weighted assets ratio of 8.5%);
- a minimum ratio of Total Capital (that is, Tier 1 Capital plus instruments includable in a tier called Tier 2 Capital) to risk-weighted assets of at least 8.0% plus the conservation buffer (which results in a minimum Total Capital to risk-weighted assets ratio of 10.5%); and
- a minimum leverage ratio of 4% (calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets).

"Common Equity Tier 1" ("CET1") Capital consists of common stock instruments that meet the eligibility criteria in the new rules, retained earnings, accumulated other comprehensive income ("AOCI") and common equity Tier 1 minority interest.

Tier 1 Capital consists of CET1 (subject to certain adjustments) and "additional Tier 1 capital" instruments meeting specified requirements, plus, in the case of smaller holding companies like ours, trust preferred securities in accordance with prior requirements for their inclusion in Tier I Capital.

Under the Basel III Rules, we and our bank subsidiary elected to opt-out of the requirement to include AOCI in our CET1. As a result, most AOCI items will be treated, for regulatory capital purposes, in the same manner in which they were prior to Basel III.

Although banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer will technically comply with minimum capital requirements under the new rules, such institutions will face limitations on the payment of dividends, common stock repurchases and discretionary cash payments to executive officers based on the amount of the shortfall.

As discussed in Note 1 (Summary of Significant Accounting Policies) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, the Company adopted the "current expected credit losses" ("CECL") accounting standard under GAAP effective January 1, 2020. The regulatory capital rules applicable to the Company provided an optional three-year phase-in period for the day-one adverse regulatory capital effects of adopting CECL. In addition, as a result of the Coronavirus Aid, Relief and Economic Security Act, banking organizations were further permitted to mitigate the estimated cumulative regulatory capital effects of CECL for up to an additional two years. As of January 1, 2025, the adverse cumulative effects of adopting CECL have been fully phased into our regulatory capital.

Prompt Corrective Action Classifications

The Federal Deposit Insurance Corporation Improvements Act (enacted in 1991) (FDICIA) requires federal banking regulatory authorities to take regulatory enforcement actions known as Prompt Corrective Action with respect to depository institutions that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well-capitalized, adequately-capitalized, under-capitalized, significantly under-capitalized, and critically under-capitalized.

Under FDICIA, a depository institution that is not well-capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market. Since the Bank was well-capitalized throughout 2025, the FDICIA brokered deposit rule did not adversely affect its ability to accept brokered deposits. The Bank's brokered deposits at December 31, 2025 totaled $36.3 million. Further, a depository institution or its holding company that is not well-capitalized will generally not be successful in seeking regulatory approvals that may be necessary in connection with any plan or agreement to expand its business, such as through the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

Under the Prompt Corrective Action regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three "undercapitalized" categories (as such term is used in the FDICIA) may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees and dividends; or (vi) divest themselves of all or a part of their operations. Bank holding companies can be called upon to boost the capital of the financial institutions that they control, and to partially guarantee the institutions' performance under their capital restoration plans. Critically under-capitalized institutions are subject to appointment of a receiver or conservator within 90 days of becoming so classified.

The minimum ratios defined by the Prompt Corrective Action regulations from time to time are merely guidelines and the bank regulators possess the discretionary authority to require higher capital ratios. Further, the risk-based capital standards of the FRB and the FDIC specify that evaluations by the banking agencies of a bank's capital adequacy will include an assessment of the exposure to declines in the economic value of a bank's capital due to changes in interest rates. These banking agencies issued a joint policy statement on interest rate risk describing prudent methods for monitoring such risk that rely principally on internal measures of exposure and active oversight of risk management activities by senior management.

To qualify as a "well-capitalized" institution, a depository institution under the Prompt Corrective Action requirements must have a leverage ratio of no less than 5%, a Tier I Capital ratio of no less than 8%, a CET1 ratio of no less than 6.5%, and a total risk-based capital ratio of no less than 10%, and the bank must not have been under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. As of December 31, 2025, the Bank exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as "well-capitalized", and is unaware of any material violation or alleged violation of these regulations, policies or directives. For a tabular presentation of our regulatory capital ratios and those of the Bank as of December 31, 2025, see Note 9 (Shareholders' Equity) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which Note 9 is incorporated herein by reference.

Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018 (the "Economic Growth Act") simplified the regulatory capital requirements for eligible community banks and holding companies (which would include the Bank and the Company) that satisfy certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio (referred to as the "community bank leverage ratio") of greater than 9%, by permitting those entities to opt-in to the community bank leverage ratio framework (the "CBLR framework"). The community bank leverage ratio is the ratio of a banking organization's Tier 1 Capital to its average total consolidated assets, both as reported on the banking organization's applicable regulatory filings. If this election is made, the Company and the Bank would satisfy their regulatory capital standards by calculating and reporting the community bank leverage ratio instead of the risk-weighted capital ratios and minimum leverage ratio currently required and would be deemed "well-capitalized" under the FRB's and FDIC's Prompt Corrective Action rules so long as they continue to satisfy the qualifying criteria of the CBLR framework. Despite this option, the Company intends to continue with its use of the existing layered ratio structure. Under either framework, the Company and the Bank would be considered well-capitalized under the applicable guidelines.

Future rulemaking and regulatory changes on capital requirements may impact the Company as it continues to grow and evaluate potential mergers and acquisitions.

Restrictions on Bank Dividends or Loans to, or other Transactions with, the Parent Company, and on Parent Company Dividends

German American Bancorp, Inc., which is the publicly-held parent of the Bank (German American Bank), is a corporation that is separate and distinct from the Bank and its other subsidiaries. Most of the parent company's revenues historically have been comprised of dividends, fees, and interest paid to it by the Bank, and this is expected to continue in the future. There are, however, statutory limits under Indiana law on the amount of dividends that the Bank can pay to its parent company without regulatory approval. The Bank may not, without the approval of the DFI, pay a dividend in an amount greater than its undivided profits. In addition, the prior approval of the DFI is required for the payment of a dividend by an Indiana state-chartered bank if the total of all dividends declared in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years, unless such a payment qualifies under certain exemptive criteria that exempt certain dividend payments by certain qualified banks from the prior approval requirement. At December 31, 2025, the Bank was eligible for payment of dividends under the exemptive criteria established by DFI policy for this purpose, and could have declared and paid to the holding company approximately $145 million of its undivided profits without approval by the DFI in accordance with such criteria. See Note 9 (Shareholders' Equity) of the Notes to Consolidated Financial Statements included in Item 8 of this Report for further discussion.

Insured depository institutions such as the Bank are also prohibited under the FDICIA from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become undercapitalized.

In addition, the FRB and other bank regulatory agencies have issued policy statements or advisories that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.

In addition to these statutory restrictions, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in, or is about to engage in, an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Accordingly, if the Bank were to experience financial difficulties, it is possible that the applicable regulatory authority could determine that the Bank would be engaged in an unsafe or unsound practice if the Bank were to pay dividends and could prohibit the Bank from doing so, even if availability existed for dividends under the statutory formula.

Further, the Bank is subject to affiliate transaction restrictions under federal laws, which limit certain transactions generally involving the transfer of funds by a subsidiary bank or its subsidiaries to its parent corporation or any nonbank subsidiary of its parent corporation, whether in the form of loans, extensions of credit, investments, or asset purchases, or otherwise undertaking certain obligations on behalf of such affiliates. Furthermore, covered transactions that are loans and extensions of credit must be secured within specified amounts. In addition, all covered transactions and other affiliate transactions must be conducted on terms and under circumstances that are substantially the same as such transactions with unaffiliated entities.

Debit Interchange Fees

Interchange fees are fees that merchants pay to card companies and card-issuing banks such as the Bank for processing electronic payment transactions on their behalf. The "Durbin Amendment" in the Dodd-Frank Act provides limits on the amount of debit card interchange that may be received or charged by the debit card issuer, for insured depository institutions with $10 billion or more in assets (inclusive of affiliates) as of the end of the calendar year. Subject to certain exemptions and potential adjustments, the Durbin Amendment limits debit card interchange received or charged by the issuer to $0.21 plus 5 basis points multiplied by the value of the transaction. Upon crossing the $10 billion asset threshold in a calendar year, the rules require compliance with these limits by no later than July 1 of the following year. While the Bank will not likely exceed the $10 billion asset threshold until 2027 or thereafter, the Durbin Amendment will result in a material reduction of interchange fee income paid to the Bank by merchants.

Other Aspects of the Dodd-Frank Act

The Dodd-Frank Act (in addition to the regulatory changes discussed elsewhere in this "Regulation and Supervision" discussion and below under "Federal Deposit Insurance Premiums and Assessments") made a variety of changes that affect the business and affairs of the Company and the Bank in other ways. For instance, the Dodd-Frank Act (or agency regulations adopted and implemented (or to be adopted and implemented) under the Dodd-Frank Act) altered the authority and duties of the federal banking and securities regulatory agencies, implemented certain corporate governance requirements for all public companies including financial institutions with regard to executive compensation, proxy access by shareholders, and certain whistleblower provisions; restricted certain proprietary trading and hedge fund and private equity activities of banks and their affiliates; eliminated the former statutory prohibition against the payment of interest on business checking accounts; limited interchange fees on debit card transactions by certain large processors; and established the CFPB.

The CFPB was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes.

The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, Dodd-Frank allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. Under the CFPB's rule, a "qualified mortgage" loan must not contain certain specified features, and the borrower's total monthly debt-to-income ratio may not exceed a specified percentage. Lenders must also verify and document the income and financial resources relied upon to qualify the borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments.

The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The Dodd-Frank Act also required publicly traded bank holding companies with more than $10 billion in total consolidated assets to establish and maintain a risk committee. Pursuant to the Federal Reserve's final rules issued under the Economic Growth Act, that threshold was increased to $50 billion. Although it is not yet required to have a risk committee in place, the Company established such a committee, effective July 1, 2025, comprised of holding company directors to oversee risk matters in preparation for future growth.

The so-called Volcker Rule, which was adopted under the Dodd-Frank Act, prohibits banking entities from, among other things, (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in and relationships with hedge funds or private equity funds ("covered funds"). Community banks like the Bank have been afforded some relief under these final rules from onerous compliance obligations created by the rules; if banks are engaged only in exempted proprietary trading, such as trading in U.S. government, agency, state and municipal obligations, they are exempt entirely from compliance program requirements. Moreover, even if a community bank engages in proprietary trading or covered fund activities under the rule, they need only incorporate references to the Volcker Rule into their existing policies and procedures. The Economic Growth Act also served to raise the threshold of banks subject to the Volcker Rule to only those with more than $10 billion in assets. Although we do not yet meet that threshold, even if we were subject to it, we do not expect that the Volcker Rule would have any material financial implications on us or our investments or activities.

On January 17, 2025, a new rule of the CFPB became effective that will require a provider of payment accounts or products, such as a bank, to make data available to consumers upon request regarding the products or services they obtain from the provider. Any such data provider would also have to make the data available to third parties, with the consumer's express authorization, and through an interface that satisfies formatting, performance and security standards, for the purpose of the third parties providing the consumer with financial products or services requested by the consumer. Data that would be required to be made available under the rule would include transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. The rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products or services. For banks that hold at least $850 million but less than $50 billion in total assets (which includes the Bank), compliance will be required by April 1, 2028. However, on the same day the final rule was released in October 2024, certain industry participants filed a complaint against the CFPB challenging the final rule. On July 29, 2025, following various motions filed, the court granted the CFPB's request to stay the litigation, and on August 21, 2025, the CFPB issued an advance notice of proposed rulemaking, asking the public to respond to a series of questions related to the rule. Comments were due by October 21, 2025. The Company is monitoring developments concerning the rule.

Concentrations in Commercial Real Estate Lending

Federal bank regulatory guidance titled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance") requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. This could include enhanced strategic planning, CRE underwriting policies, risk management, internal controls, portfolio stress testing and risk exposure limits as well as appropriately designed compensation and incentive programs. Higher allowances for credit losses and capital levels may also be required. The CRE Guidance provides the following criteria regulatory agencies will use as indicators to identify institutions that may be exposed to CRE concentration risk: (i) experienced rapid growth in CRE lending; (ii) notable exposure to a specific type of CRE; (iii) total reported loans for construction, land development, and other land of 100% or more of a bank's total risk-based capital; or (iv) total commercial real estate, which includes loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land are 300% or more of a bank's total risk-based capital and the outstanding balance of the institutions' CRE portfolio has increased by 50% or more during the prior 36 months. While the Bank's loan portfolio is most heavily concentrated in commercial real estate loans (53% of the total portfolio in 2025), it did not exceed any of the above indicators. In addition, the Company believes its long-term experience in CRE lending, underwriting policies, internal controls, and other policies currently in place, as well as its loan and credit monitoring and administration procedures, are generally appropriate to manage its concentrations as required under the guidance.

Certain Other Laws and Regulations

The Community Reinvestment Act of 1977 (the "CRA") requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. The applicable federal regulators regularly conduct CRA examinations to assess the performance of financial institutions and assign one of four ratings to the institution's records of meeting the credit needs of its community. During its last examination, a rating of "satisfactory" was received by the Bank.

In October 2023, the federal banking regulators issued a joint final rule to modernize the CRA regulatory framework. The final rule is intended, among other things, to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The final rule introduces new tests under which the performance of banks with over $2 billion in assets will be assessed. The new rule also includes data collection and reporting requirements, some of which are applicable to banks with less than $10 billion in assets, such as the Bank. While most provisions of the final rule would have become effective on January 1, 2026, and the data reporting requirements would have become effective on January 1, 2027, the District Court for the Northern District of Texas enjoined the federal banking regulators from enforcing the CRA final rule in its entirety, extending all implementation dates, day-for-day for each day that the injunction (which was issued on March 29, 2024) remains in place. On July 16, 2025, the federal banking regulators issued a joint notice of proposed rulemaking to rescind the CRA final rule issued in October 2023 and reinstate the CRA framework that existed prior to the October 2023 final rule, which framework has remained in effect due to the preliminary injunction. The Company is actively monitoring the rulemaking process and will evaluate and implement any required changes to its CRA compliance program to ensure continued alignment with regulatory expectations.

In accordance with the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLB Act"), federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

A major focus of governmental policy on financial institutions is combating money laundering and terrorist financing. The Bank Secrecy Act (the "BSA") requires financial institutions to develop policies, procedures, and practices to prevent and deter money laundering, and mandates that every bank have a written, board-approved program that is reasonably designed to assure and monitor compliance with the BSA. In addition, banks are required to adopt a customer identification program as part of its BSA compliance program, and are required to file Suspicious Activity Reports when they detect certain known or suspected violations of federal law or suspicious transactions related to a money laundering activity or a violation of the BSA. The Bank is also required to (1) identify and verify, subject to certain exceptions, the identity of the beneficial owners of all legal entity customers at the time a new account is opened, and (2) include, in its anti-money laundering program, risk-based procedures for conducting ongoing customer due diligence, which must include procedures that: (a) assist in understanding the nature and purpose of customer relationships for the purpose of developing a customer risk profile, and (b) require ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information.

The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

The Bank is subject to a wide variety of other laws with respect to the operation of its businesses, and regulations adopted under those laws, including but not limited to the Truth in Lending Act, Truth in Savings Act, Equal Credit Opportunity Act, Electronic Funds Transfer Act, Fair Housing Act, Home Mortgage Disclosure Act, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Expedited Funds Availability (Regulation CC), Reserve Requirements (Regulation D), Insider Transactions (Regulation O), Privacy of Consumer Information (Regulation P), Margin Stock Loans (Regulation U), Right To Financial Privacy Act, Flood Disaster Protection Act, Homeowners Protection Act, Servicemembers Civil Relief Act, Real Estate Settlement Procedures Act, TILA-RESPA Integrated Disclosure Rule, Telephone Consumer Protection Act, CAN-SPAM Act, Children's Online Privacy Protection Act, the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (SAFE Act) and the John Warner National Defense Authorization Act. The laws and regulations to which we are subject are constantly under review by the U.S. Congress, the federal regulatory agencies, and the state authorities.

Federal Deposit Insurance Premiums and Assessments

The Bank's deposit accounts are currently insured by the Deposit Insurance Fund (the "DIF") of the FDIC. The insurance benefit generally covers up to a maximum of $250,000 per separately insured depositor. As an FDIC-insured bank, our bank subsidiary is subject to deposit insurance premiums and assessments to maintain the DIF. The Bank's deposit insurance premium assessment rate depends on the asset and supervisory categories to which it is assigned. The FDIC has authority to raise or lower assessment rates on insured banks in order to achieve statutorily required reserve ratios in the DIF and to impose special additional assessments.

Under the current system, deposit insurance assessments are based on average total assets minus average tangible equity. The FDIC assigns a banking institution to one of two categories based on asset size. As an institution with under $10 billion in assets, the Bank falls into the "Established Small Institution" category. This category has three sub-categories based on supervisory ratings designed to measure risk (the FDIC's "CAMELS Composite" ratings). The assessment rate, which ranges from 1.5 to 30.0 basis points (such basis points representing a per annum rate) for Established Small Institutions, is determined based upon each applicable institution's most recent supervisory and capital evaluations. As the Company expects that its total consolidated assets could exceed $10 billion as early as 2027, the method that the FDIC uses to determine the amount of its deposit insurance premium will change as a result. Any increases in our assessment rate, future special assessments, or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could adversely affect our business, financial condition, results of operations, or cash flows.

Cybersecurity

The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings as necessary.

Under a final rule adopted by federal banking regulators in 2021, banking organizations are required to notify their primary banking regulator within 36 hours of determining that a "computer-security incident" has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's (i) ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, (ii) businesses and operations that would result in material loss, or (iii) operations that would impact the financial stability of the United States.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and many states, including Indiana, have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity.

Other Recent Legislative Developments

In July 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act, or the "GENIUS Act," was signed into law, establishing a federal licensing and supervisory framework for payment stablecoins and their issuers. The GENIUS Act may accelerate and increase the competition that non-traditional financial institutions pose to banks' payment services, but may also create opportunities for banks to hold stablecoin reserve assets, custody stablecoins, or issue stablecoins. Several key provisions of the GENIUS Act require federal regulatory agencies to adopt implementing regulations, and the Act will take effect the earlier of 18 months after its enactment or 120 days after the agencies issue final implementing regulations.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law, introducing significant tax changes. The OBBBA extends or makes permanent various tax provisions that were originally enacted in the 2017 Tax Cuts and Jobs Act and were set to expire at the end of 2025. The OBBBA features modified versions of individual and business tax relief proposals, and other new tax relief measures. In addition, it includes various revenue-raising measures, including changes to various limits on business and individual tax deductions that are intended to offset part of the cost of the legislation. The Company is currently evaluating the impact of the OBBBA on its business and consolidated financial statements.

Future Legislation and Regulation

The U.S. Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although any change could impact the regulatory structure under which we or our competitors operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to our business strategy, and limit our ability to pursue business opportunities in an efficient manner. It could also affect our competitors differently than us, including in a manner that would make them more competitive. A change in statutes, regulations or regulatory policies applicable to the Company or any of its subsidiaries could have a material, adverse effect on our business, financial condition and results of operations.

<u>Internet Address; Internet Availability of SEC Reports</u>

The Company's Internet address is www.germanamerican.com.

The Company makes available, free of charge through the Investor Relations - Financial Information section of its Internet website, the Company's annual report on Form 10-K, its quarterly reports on Form 10-Q, its current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after those reports are filed with or furnished to the SEC.

<u>Forward-Looking Statements and Associated Risks</u>

The Company from time to time in its oral and written communications makes statements relating to its expectations regarding the future. These types of statements are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about the Company's net interest income or net interest margin; adequacy of the Company's capital under regulatory requirements and of its allowance for credit losses, and the quality of the Company's loans, investment securities and other assets; simulations of changes in interest rates; litigation results; dividend policy; acquisitions or mergers; estimated cost savings, plans and objectives for future operations; and expectations about the Company's financial and business performance and other business matters as well as economic and market conditions and trends. All statements other than statements of historical fact included in this Report, including statements regarding our financial position, business strategy and the plans and objectives of our management for future operations, are forward-looking statements. When used in this Report, words such as "anticipate", "believe", "estimate", "expect", "plan", "intend", "should", "would", "could", "can", "may", "will", "might" and similar expressions, as they relate to us or our management, identify forward-looking statements.

Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management, and are subject to risks, uncertainties, and other factors.

Actual results may differ materially and adversely from the expectations of the Company that are expressed or implied by any forward-looking statement. The discussions in Item 1A, "Risk Factors," and in Item 7 of this Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations," list some of the factors that could cause the Company's actual results to vary materially from those expressed or implied by any forward-looking statements. Those risks, and other risks, uncertainties, and factors that could cause the Company's actual results to vary materially from those expressed or implied by any forward-looking statement, include but are not limited to:

- changes in interest rates and the timing and magnitude of any such changes;
- unfavorable economic conditions, including prolonged periods of inflation, and the resulting adverse impact on, among other things, credit quality;
- the soundness of other financial institutions and general investor sentiment regarding the stability of financial institutions;
- changes in our liquidity position;
- the impacts of epidemics, pandemics or other infectious disease outbreaks;
- changes in competitive conditions;
- the introduction, withdrawal, success and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;
- changes in customer borrowing, repayment, investment and deposit practices;
- changes in fiscal, monetary and tax policies;
- changes in trade policies of, and other activities undertaken by, governments, including tariffs, which could have a material adverse effect on our customers and, as a result, our business;
- changes in financial and capital markets;
- capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by the Company of outstanding debt or equity securities;
- risks of expansion through acquisitions and mergers, including the possibility that the anticipated cost savings and strategic gains, are not realized when expected or at all as a result of unexpected credit quality problems of the acquired loans or other assets, unexpected attrition of the customer base or employee base of the acquired institution or branches, and difficulties in integration of the acquired operations;
- factors driving impairment charges on investments;

- the impact, extent and timing of technological changes;
- potential cyber-attacks, information security breaches and other criminal activities;
- litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;
- actions of the FRB;
- the regulatory and financial impacts associated with exceeding $10 billion in total assets;
- changes in accounting principles and interpretations;
- potential increases of federal deposit insurance premium expense, and possible future special assessments of FDIC premiums, either industry wide or specific to the Company's banking subsidiary;
- actions of the regulatory authorities under the Dodd-Frank Act and the Federal Deposit Insurance Act and other possible legislative and regulatory actions and reforms;
- impacts resulting from possible amendments or revisions to the Dodd-Frank Act and the regulations promulgated thereunder, or to CFPB rules and regulations; and
- the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends.

Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements. It is intended that these forward-looking statements speak only as of the date they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

Item 1A. Risk Factors.

The following describes some of the principal risks and uncertainties to which our industry in general, and our securities, assets and businesses specifically, are subject; other risks are briefly identified in our cautionary statement that is included under the heading "Forward-Looking Statements and Associated Risks" in Part I, Item 1, "Business." Although we seek ways to manage these risks and uncertainties and to develop programs to control those that we can, we ultimately cannot predict the future. Future results may differ materially from past results, and from our expectations and plans.

Risks Related to Our Business and Financial Strategies

Economic weakness in our geographic markets could negatively affect us.

We conduct business from offices that are located throughout Indiana (central/southern), Kentucky (northern/central/western), and Ohio (central/southwest), from which substantially all of our customer base is drawn. Because of the geographic concentration of our operations and customer base, our results depend largely upon economic conditions in these areas. A favorable business environment is generally characterized by, among other factors, economic growth, low inflation, low unemployment, high business and investor confidence, strong business earnings, and efficient capital markets. Unfavorable or uncertain economic and market conditions can be caused by a decline in economic growth in the markets where we operate and in the United States as a whole; declines in business activity or investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; commodity price volatility; natural disasters; or a combination of these or other factors.

Changes in trade policies by the United States or other countries, including tariffs or retaliatory tariffs, may cause inflation, which could impact the prices of products sold or purchased by our borrowers or the demand for their products, negatively impacting their profitability and ability to repay loans. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, which events could increase volatility in commodity and energy prices, and raise the possibility of supply disruptions.

Current economic conditions continue to be impacted by inflation rates that persistently remain above the Federal Reserve's target rate and by elevated interest rates. A prolonged period of higher inflation may impact our profitability by negatively impacting our fixed costs and expenses. Economic and inflationary pressure on consumers and uncertainty regarding economic improvement could have direct or indirect material adverse impacts on us, on our customers or on the financial institutions with whom we deal as counterparties to financial transactions. Such pressures could negatively impact customers' ability to obtain new loans or to repay existing loans, diminish the values of any collateral securing such loans and could cause increases in the number of the Company's customers experiencing financial distress and in the levels of the Company's delinquencies, non-performing loans and other problem assets, charge-offs and provision for credit losses, all of which could materially adversely affect our financial condition and results of operations. The underwriting and credit monitoring policies and procedures that we have adopted cannot eliminate the risk that we might incur losses on account of factors relating to the economy like those identified above, and those losses could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our actual loan losses exceed our estimates, our earnings and financial condition will be impacted.

A significant source of risk for any bank or other enterprise that lends money arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail (because of financial difficulties or other reasons) to perform in accordance with the terms of their loan agreements. In our case, we originate many loans that are secured, but some loans are unsecured depending on the nature of the loan. With respect to secured loans, the collateral securing the repayment of these loans includes a wide variety of real and personal property that may be insufficient to cover the obligations owed under such loans, due to adverse changes in collateral values caused by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate and other external events.

Our allowance for credit losses may not be adequate to cover actual losses.

We maintain an allowance for credit losses for the expected credit losses over the contractual life of the loan portfolio as well as unfunded loan commitments. The Company estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for changes in underwriting standards, portfolio mix, delinquency levels, changes in environmental conditions, unemployment rates, risk classifications and collateral values. We have also included assumptions about the continued effects of the advancing stress on the economy as a result of inflationary pressures, rising interest rates and financial market volatility, and economic conditions in general, all of which are highly uncertain and for which we have limited recent historical experience to draw upon. If our assumptions and judgments used to determine the allowance for credit losses prove to be incorrect, the allowance may not be adequate. We could sustain actual loan losses that are significantly higher than the amount of our allowance for credit losses.

We could be adversely affected by changes in interest rates.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, inflationary trends, demand for loans, securities and deposits, and policies of various governmental and regulatory agencies and, in particular, the monetary policies of the FRB. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. We maintain an investment portfolio consisting of various high quality liquid fixed-income securities. The nature of fixed-income securities is such that increases in prevailing market interest rates negatively impact the value of these securities, while decreases in prevailing market interest rates positively impact the value of these securities. Any substantial, unexpected, or prolonged change in market interest rates could have a material adverse effect on our financial condition, results of operations, and cash flows.

The Company's business, results of operations and financial condition may be adversely affected by epidemics, pandemics or other infectious disease outbreaks.

The Company may face risks related to epidemics, pandemics or other infectious disease outbreaks, which could result in a widespread health crisis that adversely affects general commercial activity, the global economy (including the states and local economies in which we operate) and financial markets. Epidemics, pandemics or other infectious disease outbreaks may result in the Company closing certain offices and may require us to limit how customers conduct business through our branch network. If our employees are required to work remotely, the Company will be exposed to increased cybersecurity risks such as phishing, malware, and other cybersecurity attacks, all of which could expose us to liability and could seriously disrupt our business operations. Furthermore, the Company's business operations may be disrupted due to vendors and third-party service providers being unable to work or provide services effectively during such a health crisis, including because of illness, quarantines or other government actions.

In addition, epidemics, pandemics or other infectious disease outbreaks could significantly impact households and businesses, or cause limitations on commercial activity, increased unemployment and general economic and financial instability. An economic slow-down, or the reversal of an economic recovery, in the regions in which we conduct our business could result in declines in loan demand and collateral values. Furthermore, negative impacts on our customers caused by such a health crisis could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans. Moreover, governmental and regulatory actions taken in response to epidemics, pandemics or other infectious disease outbreaks may include decreased interest rates, which could adversely impact the Company's interest margins and may lead to decreases in the Company's net interest income.

The extent to which a widespread health crisis may impact the Company's business, results of operations and financial condition, as well as its regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration and severity of the crisis, the potential for seasonal or other resurgences, actions taken by governmental authorities and other third parties to contain and treat such epidemics, pandemics or other infectious disease outbreaks, and how quickly and to what extent normal economic and operating conditions can resume. Moreover, the effects of a widespread health crisis may heighten many of the other risks described in this "Risk Factors" section. As a result, the negative effects on the Company's business, results of operations and financial condition from epidemics, a pandemics or other infectious disease outbreaks could be material.

The banking and financial services business in our markets is highly competitive.

We compete with much larger regional, national, and international competitors, including competitors that have no (or only a limited number of) offices physically located within our markets, many of which compete with us via Internet and other electronic product and service offerings. In addition, banking and other financial services competitors (including newly organized companies) that are not currently represented by physical locations within our geographic markets could establish office facilities within our markets, including through their acquisition of existing competitors. Financial technology, or "FinTech," companies continue to emerge in key areas of banking. Our competitors may have substantially greater resources and lending limits than we have and may offer services that we do not or cannot provide. Many of our nonfinancial institution competitors have fewer regulatory constraints, broader geographic service areas, and, in some cases, lower cost structures. Increased competition in our market may also result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on our business, financial condition, results of operations or liquidity. See also "Business - Competition" and "Business - Regulation and Supervision" under Item 1 of Part I of this Report.

The manner in which we report our financial condition and results of operations may be affected by accounting changes.

Our financial condition and results of operations that are presented in our consolidated financial statements, accompanying notes to the consolidated financial statements, and selected financial data appearing in this Report, are, to a large degree, dependent upon our accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change, and the effect of any change in estimates or judgments that might be caused by future developments or resolution of uncertainties could be materially adverse to our reported financial condition and results of operations. In addition, authorities that prescribe accounting principles and standards for public companies from time to time change those principles or standards or adopt formal or informal interpretations of existing principles or standards. Such changes or interpretations (to the extent applicable to us) could result in changes that would be materially adverse to our reported financial condition and results of operations.

We may be adversely affected by changes in tax laws.

Any change in federal or state tax laws or regulations, including any increase in the federal corporate income tax rate from the current level of 21%, could negatively affect our business, financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of securities or loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Although we have historically been able to replace maturing deposits and borrowings as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of our lenders or market conditions were to change.

Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of the Bank, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other banks experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers (i) spread deposits among several different banks so as to maximize their amount of FDIC insurance, (ii) move deposits to larger banks (who may be considered "too big to fail"), or (iii) remove deposits from the banking system entirely. As of December 31, 2025, approximately 25% of our deposits were uninsured and uncollateralized. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

The value of securities in our investment securities portfolio may be negatively affected by market interest rates or disruptions in securities markets, and could affect our liquidity.

As market interest rates have increased, we have experienced significant unrealized losses on our available-for-sale securities portfolio. Unrealized losses related to available-for-sale securities are reflected in accumulated other comprehensive income in our consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available-for-sale securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, significant unrealized losses could negatively impact market and/or customer perceptions of the Bank, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

In addition, prices and volumes of transactions in the nation's securities markets can be affected suddenly by economic crises, or by other national or international crises, such as national disasters, acts of war or terrorism, changes in commodities markets, or instability in foreign governments. Disruptions in securities markets may detrimentally affect the value of securities that we hold in our investment portfolio, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount due us.

The bank failures that occurred in 2023 highlighted the potential results of an insured depository institution unexpectedly having to obtain needed liquidity to satisfy deposit withdrawal requests, including how quickly such requests can accelerate once uninsured depositors lose confidence in an institution's ability to satisfy its obligations to depositors. Uncertainty related to the stability and liquidity of banks has impacted the competitive landscape for deposits in the banking industry and may continue to impact competition for deposits in the future in an unpredictable manner. These possible impacts could adversely affect our future operating results, including net income, and negatively impact capital.

We are dependent on key personnel and the loss of one or more of those key personnel could harm our business.

Competition for qualified employees and personnel in the financial services industry (including banking personnel and trust and investments personnel) is intense and there are a limited number of qualified persons with knowledge of and experience in our local markets. Our success depends to a significant degree upon our ability to attract and retain qualified loan origination executives and sales executives for our trust and investment products and services. We also depend upon the continued contributions of our management personnel, and in particular upon the abilities of our senior executive management, and the loss of the services of one or more of them could harm our business.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our methods of reducing risk exposure may not be effective.

The Company maintains a comprehensive risk management program designed to identify, quantify, manage, mitigate, monitor, aggregate, and report risks. However, instruments, systems and strategies used to hedge or otherwise manage exposure to various types of credit, market, liquidity, operational, compliance, financial reporting and strategic risks could be less effective than anticipated. As a result, the Company may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. For more information regarding risk management, please see "RISK MANAGEMENT" under Item 7 of this Report ("Management's Discussion and Analysis of Financial Condition and Results of Operations").

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties (including liabilities for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination), or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property.

Climate change and related legislative and regulatory initiatives may materially affect the Company's business and results of operations.

Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives related to climate change, including initiatives that could increase supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. At the same time, some policymakers have adopted, or are considering adopting, requirements that constrain climate change initiatives. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, and reputational risks and costs, and may subject us to different and potentially conflicting requirements.

To the extent our customers experience unpredictable and more frequent weather disasters attributable to climate change, the value of real property securing the loans in our portfolios may be negatively impacted. Additionally, if insurance obtained by our borrowers is insufficient to cover any disaster-related losses sustained to the collateral, or if insurance coverage is otherwise unavailable to our borrowers, the collateral securing our loans may be negatively impacted, which could impact our financial condition and results of operations. Further, the effects of weather disasters attributed to climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact the communities in which we operate. As a result, climate change, its effects and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

Expectations from customers, regulators, investors, and other stakeholders with respect to the Company's environmental, social and governance practices could negatively impact our reputation, ability to do business with certain partners, access to capital, and our stock price.

Expectations from customers, regulators, investors, and other stakeholders related to the ESG practices and disclosures of companies continue to evolve. Failure to adapt to or comply with such varying expectations could negatively impact our reputation, ability to do business with certain partners, access to capital, and our stock price.

Risks Related to the Financial Services Industry

We operate in a highly regulated environment and changes in laws and regulations to which we are subject may adversely affect our results of operations.

The banking industry in which we operate is subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities. Banking regulations are primarily intended to protect the funds of depositors, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations and supervisory guidance affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. The U.S. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, limit our ability to return capital to shareholders or conduct certain activities, and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, enforcement actions or sanctions by regulatory agencies, significant fines and civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In addition, following the negative developments in the banking industry over the course of 2023, regulators and investors may continue to focus on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. As a result, we could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations.

See "Business - Regulation and Supervision" of Item 1 above for additional information.

We will become subject to increased regulation when we have more than $10 billion in total consolidated assets.

An insured depository institution with $10 billion or more in total assets is subject to supervision, examination, and enforcement with respect to consumer protection laws by the CFPB rather than its primary federal banking regulator. Under its current policies, the CFPB will assert jurisdiction in the first quarter after an insured depository institution's call reports show total consolidated assets of $10 billion or more for four consecutive quarters. As of December 31, 2025, the Company's total assets were $8.4 billion. However, based on the Company's past organic growth and growth from acquisitions, its total consolidated assets could exceed $10 billion as early as 2027. As a result, it is possible that at some time in 2028, the CFPB, instead of the FDIC, may have primary examination and enforcement authority over the Bank with respect to consumer protection laws and for assessment of the effectiveness of its compliance management system. As an independent bureau focused solely on consumer financial protection, the CFPB may interpret or enforce consumer protection laws more strictly or severely than the FDIC.

While regulation by the CFPB remains possible, in early 2025, the current Presidential administration announced its intention to close or substantially downsize the CFPB and has taken various actions to accomplish that objective, including significantly reducing the CFPB's annual funding through legislation. These actions have been subject to litigation, and the Company is actively monitoring the related developments.

Additionally, other regulatory requirements apply to depository institutions and holding companies with $10 billion or more in total consolidated assets, including a cap on interchange transaction fees for debit cards, as required by Federal Reserve Board regulations, which would reduce our interchange revenue. See "Business - Regulation and Supervision - Debit Interchange Fees" of Item 1 above for additional information. Significant increases in compliance costs or decreases in interchange revenue could have a materially adverse effect on our results of operations and financial conditions.

We are required to maintain certain minimum amounts and types of capital and may be subject to more stringent capital requirements in the future. A failure to meet applicable capital requirements could have an adverse effect on us.

We are subject to regulatory requirements specifying minimum amounts and types of capital that we must maintain. From time to time, banking regulators change these capital adequacy guidelines. For example, as a result of the Basel III Rules required by the Dodd-Frank Act, we are now required to satisfy additional, more stringent, capital adequacy standards than we had in the past. See "Business - Regulation and Supervision, Capital Requirements" of Item 1 above for additional information. We currently satisfy the well-capitalized and capital conservation standards set forth in Basel III, and based on our current capital composition and levels, we anticipate that our capital ratios, on a Basel III basis, will continue to exceed the well-capitalized minimum capital requirements and capital conservation buffer standards. However, a failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends. Higher capital levels could also lower our return on equity.

Our FDIC insurance premiums may increase, and special assessments could be made, which may have a materially adverse effect on our results of operations and financial condition.

Since the Deposit Insurance Fund is funded by premiums and assessments paid by insured banks, our FDIC insurance premium could increase in future years depending upon the FDIC's actual loss experience, changes in our Bank's financial condition or capital strength, and future conditions in the banking industry. In addition, the method that the FDIC uses to determine the amount of our deposit insurance premium will change once our total consolidated assets exceed $10 billion, which we expect may happen as early as 2027. Any increases in our FDIC insurance premiums and assessment fees may have a materially adverse effect on our results of operations and financial condition.

Risks Related to Our Operations

We face significant operational risks due to the high volume and the high dollar value nature of transactions we process.

We operate different businesses in diverse markets and rely on the ability of our employees and systems to process transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions, errors relating to transaction processing and technology, breaches of our internal control systems or failures of those of our suppliers or counterparties, compliance failures, cyber-attacks or unforeseen problems encountered while implementing new computer systems or upgrades to existing systems, business continuation and disaster recovery issues, and other external events. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. The occurrence of any of these events could cause us to suffer financial loss, face regulatory action and suffer damage to our reputation.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a cyber-attack, other breach of our computer systems or otherwise, could harm our business.

In the normal course of our business, we collect, process and retain sensitive and confidential client and customer information on our behalf and on behalf of other third parties. Despite the security measures we have in place, our facilities and systems may be vulnerable to cyber-attacks, security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and / or human errors, or other similar events.

Information security risks for financial institutions like us have increased recently in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions, particularly denial of service attacks, designed to disrupt key business services such as customer-facing web sites. We may not be able to anticipate or implement effective preventive measures against all security breaches of these types. Although we employ detection and response mechanisms designed to contain and mitigate security incidents, early detection may be thwarted by sophisticated attacks and malware designed to avoid detection.

We also face risks related to cyber-attacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third party service providers to conduct other aspects of our business operations and face similar risks relating to them. We cannot be sure that their information security protocols are sufficient to withstand a cyber-attack or other security breach.

Any cyber-attack or other security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information could severely damage our reputation, erode confidence in the security of our systems, products and services, expose us to the risk of litigation and liability, disrupt our operations and have a material adverse effect on our business.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security or operational integrity of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, we cannot completely ensure that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed.

Our increased use of cloud and other technologies, such as remote work technologies, and the increased connectivity of third parties and electronic devices to our systems also increases our risk of being subject to a cyber-attack. The risk of a security breach or disruption, particularly through cyber-attack or cyber-intrusion, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.

The occurrence of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Increasing fraud risk could adversely affect our business, financial condition, and reputation.

We are exposed to an increasing risk of fraud, including cyber fraud, identity theft, account takeover, and other fraudulent activities targeting financial institutions and their customers. The sophistication and frequency of these schemes continue to grow, driven by advances in technology and the proliferation of digital banking channels. Fraudulent activity can result in financial losses for us or our customers, increased operational costs, and potential legal exposure.

Although we employ robust security measures, including authentication protocols, transaction monitoring, and fraud detection systems, these controls may not be sufficient to prevent all fraudulent activity. Criminals continuously adapt their methods to circumvent existing safeguards, and emerging technologies such as artificial intelligence may further enhance their ability to perpetrate fraud.

Significant fraud-related losses could negatively impact our earnings, capital, and liquidity. In addition, fraud incidents may harm our reputation, erode customer trust, and lead to regulatory scrutiny or enforcement actions. Failure to effectively manage and mitigate fraud risk could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon third parties for certain information system, data management and processing services and to provide key components of our business infrastructure.

We outsource certain information system and data management and processing functions to third party providers. These third party service providers are sources of operational and informational security risk to us, including risks associated with operational errors, information system interruptions or breaches, and unauthorized disclosures of sensitive or confidential client or customer information. If third party service providers encounter any of these issues, or if we have difficulty communicating with them, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our results of operations or our business.

Third party vendors provide key components of our business infrastructure such as internet connections, network access and core application processing.

While we have selected these third party vendors carefully, we do not control their actions. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Replacing these third party vendors could also entail significant delay and expense.

Technological advancements may subject us to additional risks.

The banking and financial services industry continually experiences technological changes, with frequent introductions of new technology-driven products and services, including the increased usage of intelligent automation within the industry. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, our implementation of technological changes and upgrades to maintain current systems and integrate new ones may also create service interruptions, transaction processing errors, and system conversion delays. There can be no assurance that we will be able to successfully manage the risks associated with our increased dependency on technology. Failure to successfully keep pace with technological change affecting the banking and financial services industry could negatively affect our revenue and profitability.

Risks Relating to Expansion of Our Businesses by Acquisition

Any acquisitions of banks, bank branches, or loans or other financial service assets pose risks to us.

We may acquire other banks, bank branches and other financial-service-related businesses and assets in the future. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

- potential exposure to unknown or contingent liabilities of the acquired assets, operations or company;
- exposure to potential asset quality issues of the acquired assets, operations or company;
- environmental liability with acquired real estate collateral or other real estate;
- difficulty and expense of integrating the operations, systems and personnel of the acquired assets, operations or company;
- potential disruption to our ongoing business, including diversion of our management's time and attention;
- the possible loss of key employees and customers of the acquired operations or company;
- difficulty in estimating the value of the acquired assets, operations or company; and
- potential changes in banking or tax laws or regulations that may affect the acquired assets, operations or company.

We may not be successful in overcoming these risks or any other problems encountered in connection with mergers or acquisitions.

Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Company's tangible book value per common share or net income per common share (or both) may occur in connection with any future transaction.

We may incur substantial costs to expand by acquisition, and such acquisitions may not result in the levels of profits we seek.

Integration efforts for any future acquisitions may not be successful and following any future acquisition, after giving it effect, we may not achieve financial results comparable to or better than our historical experience.

Risks Related to Our Common Stock

Our common stock price may fluctuate significantly, and this may make it difficult for you to resell our common stock at times or at prices acceptable to you.

Our common stock price constantly changes in response to a variety of factors (some of which are beyond our control), and we expect that our stock price will continue to fluctuate in the future. Factors impacting the price of our common stock include, among others:

- actual or anticipated variations in our quarterly results of operations;
- recommendations or research reports about us or the financial services industry in general published by securities analysts;
- the failure of securities analysts to cover, or continue to cover, us;

- operating and stock price performance of other companies that investors believe are comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry;
- perceptions in the marketplace regarding us, or our reputation, competitors or other financial institutions;
- actual or anticipated sales of our equity or equity-related securities;
- our past and future dividend practice;
- departure of our management team or other key personnel;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- existing or increased regulatory and compliance requirements, changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws and regulations; and
- litigation and governmental investigations.

General market fluctuations, industry factors and general economic and political conditions and events (including elevated inflation, interest rate changes, credit loss trends, or economic slowdowns or recessions) could also cause our stock price to decrease regardless of operating results.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

Our enterprise risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. Our processes and policies related to cybersecurity are focused on: (i) developing organizational understanding to manage cybersecurity risks, (ii) applying safeguards to protect our systems, (iii) detecting the occurrence of a cybersecurity incident, (iv) responding to a cybersecurity incident, and (v) recovering from a cybersecurity incident. Where appropriate, these processes and policies are integrated into our overall enterprise risk management systems and processes. For example, all of our employees with network access are required to complete information security and privacy training on an annual basis. We are continuously working to improve our information technology systems and provide employee awareness training around phishing, malware, and other cyber risks to enhance our levels of protection.

Other aspects of our cyber and information security risk management program include:

- Monitoring external and internal threats and events, managing access, facilitating use of appropriate authentication options, validating controls and programs by internal teams and independent third parties and testing various compromise scenarios that are overseen by our information security team;
- Investing in threat intelligence platforms and participating in financial services industry and government forums which track and report on cyber and other information security threats;
- Identifying those third-party relationships that have the greatest potential to expose the Company to cybersecurity threats and, upon identification, conducting additional due diligence as a part of establishing those relationships;
- Routinely performing vulnerability tests;
- Engaging independent consultants and other third-parties to assist the Company in establishing and improving its policies; and
- Conducting "tabletop" exercises with outside consultants at least annually to test the Company's processes and policies and using feedback from those exercises to further improve our processes.

The Company also maintains insurance coverage for cybersecurity incidents as part of its overall insurance portfolio.

In the event of a cybersecurity incident, the Company maintains incident response plans to investigate, classify, respond to, and manage cybersecurity incidents that may compromise the availability or integrity of our information systems, network resources, or data. In accordance with the incident response plans, cross-functional management teams assess and assign a threat level to each cybersecurity incident. A cybersecurity incident (or incidents, if aggregated together) assigned a critical threat level is escalated to the Board's Risk Committee as described below in more detail.

The Company has not experienced any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected the Company, including its business strategy, results of operations, or financial condition. However, cybersecurity attacks and other threats to the systems, networks, products and services of the Company, its customers and vendors, and other third parties could materially affect the Company in the future. See Item 1A. Risk Factors – Unauthorized disclosure of sensitive or confidential client or customer information, whether through a cyber-attack, other breach of our computer systems or otherwise, could harm our business.

Governance

In exercising oversight over the Company's information technology risks, including its cyber and information security program, the Company's Enterprise Risk Management Committee (the "ERM Committee") has established a Technology Committee that is led by the Company's Chief Digital and Information Officer ("CDIO") and is comprised of the Company's executive officers, the Company's Information Security Officer ("ISO") and the Company's Chief Risk Officer. The Technology Committee receives materials on a quarterly basis to address the identification and status of information technology cybersecurity risks. Each year, the full Board of Directors also receives a comprehensive update on the Company's cyber and information security program.

Our CDIO leads the Company's digital optimization and information technology initiatives. He is also responsible for driving the strategy, execution and integration of all banking and nonbanking technology, information and digital initiatives in alignment with the Company's corporate business strategy. Our CDIO assumed his current role in January 2026. Prior to that, he served as the Senior Vice President and Chief Enterprise Architect for a bank with over $30 billion in assets. In his over 25 years of technology experience in regulated industries, including banking, our CDIO has held leadership positions responsible for developing digital banking solutions, launching and integrating business enablement tools, artificial intelligence integration, and oversight of the technology framework.

Our ISO oversees a team of employees dedicated to the prevention, detection, mitigation, and remediation of cybersecurity incidents. He joined the Company in November 2025 with more than 25 years of technology and information security experience, specifically in the banking sector. His most recent roles included Information Security Officer and Director of Information Technology, along with various cybersecurity consulting engagements. In addition, the Company utilizes a specialized managed security provider to consult, monitor, alert and remediate issues related to cybersecurity. This oversight includes endpoint protection, firewall alerting, vulnerability detection and oversight over the Company's system information and event management (SIEM) platform.

The Company's Incident Response Team (a sub-committee of the Technology Committee) has been established to evaluate the materiality of cybersecurity incidents based upon criteria that have been reviewed with the ERM Committee and the Board's Risk Committee, and is responsible for determining whether there are disclosure obligations under applicable securities laws. In the event that the Incident Response Team determines that a critical cybersecurity incident (or incidents, if aggregated together) is deemed to be material, the Incident Response Team will brief the Risk Committee and oversee the disclosure process. For all critical cybersecurity incidents that are not deemed to be material, the Incident Response Team will report such incidents to the Technology Committee, which will further report such critical incidents to the ERM Committee and the Risk Committee, as part of the next regularly-scheduled cybersecurity updates, or sooner as circumstances warrant.

Item 2. Properties.

The Company's executive offices are located in the main office building of the Bank at 711 Main Street, Jasper, Indiana 47546. The main office building, which is owned by the Bank and also serves as the main office of the Company's other subsidiaries, contains approximately 23,600 square feet of office space. The Bank and the Company's other subsidiaries also conduct their operations from 48 other locations in Southern Indiana, 30 in Kentucky and 17 in Ohio. Of the 96 total locations, 75 are owned by the Company and 21 are leased from third parties.

Item 3. Legal Proceedings.

There are no pending legal proceedings, other than routine litigation incidental to the business of the Company's subsidiaries, to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Common Stock

German American Bancorp, Inc.'s stock is traded on the Nasdaq Global Select Market under the symbol GABC.

The Common Stock was held of record by approximately 2,988 shareholders at February 23, 2026.

Transfer Agent:	**Shareholder Information:**	
Computershare Priority Processing 150 Royall St., Suite 101 Canton, MA 02021 (800) 884-4225		German American Bancorp, Inc. P.O. Box 810 Jasper, Indiana 47547-0810 (812) 482-1314 (800) 482-1314

Stock Performance Graph

The following graph compares the Company's five-year cumulative total returns with those of the Russell 2000 Stock Index, Russell Microcap Stock Index, and the Indiana Bank Peer Group. The Indiana Bank Peer Group (which is a custom peer group identified by Company management) includes all Indiana-based commercial bank holding companies (excluding companies owning thrift institutions that are not regulated as bank holding companies) that have been in existence as commercial bank holding companies throughout the five-year period ended December 31, 2025, the stocks of which have been traded on an established securities market (NYSE, NYSE American or Nasdaq) throughout that five-year period. The companies comprising the Indiana Bank Peer Group for purposes of the December 2025 comparison were: 1st Source Corporation, First Financial Corporation, First Merchants Corporation, Lakeland Financial Corporation, Old National Bancorp, Horizon Bancorp, Inc., First Internet Bancorp, First Savings Financial Group, Inc., First Capital, Inc., Merchants Bancorp, and Richmond Mutual Bancorporation, Inc. The returns of each company in the Indiana Bank Peer Group have been weighted to reflect the company's market capitalization. The Russell 2000 Stock Index, which is designed to measure the performance of the small-cap segment of the U.S. equity universe, is a subset of the Russell 3000 Index (which measures the performance of the largest 3,000 U.S. companies) that includes approximately 2,000 of the smallest securities in that index based on a combination of their market cap and current index membership, and is annually reconstituted at the end of each June. The Russell Microcap Stock Index is an index representing the smallest 1,000 securities in the small-cap Russell 2000 Index plus the next 1,000 securities, which is also annually reconstituted at the end of each June. The Company's stock is currently included in the Russell 2000 Index and Russell Microcap Index.



29

Stock Repurchase Program Information

The following table sets forth information regarding the Company's purchases of its common shares during each of the three months ended December 31, 2025.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs [1]	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs [1]
October 2025	—	$ —	—	1,000,000
November 2025	—	—	—	1,000,000
December 2025	—	—	—	1,000,000
Totals	—	$ —	—	

[1] The Company's Board of Directors has previously approved a plan to repurchase up to 1.0 million shares of the Company's outstanding common stock. On a share basis, the amount of common stock subject to the repurchase plan represented approximately 3% of the Company's outstanding shares on the date it was approved. The Company is not obligated to purchase any shares under the plan, and the plan may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase plan will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market and economic conditions and applicable legal requirements. The Company has not repurchased any shares under this repurchase plan.

Equity Compensation Plan Information

See Item 12 of Part III of this Report for information regarding securities authorized for issuance under equity compensation plans.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

INTRODUCTION

German American Bancorp, Inc. is a Nasdaq-listed (symbol: GABC) financial holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bank, operates 94 banking offices located throughout Indiana (central/southern), Kentucky (northern/central/western), and Ohio (central/ southwest). In Columbus, Ohio and Greater Cincinnati, the Company does business as Heartland Bank, a Division of German American Bank. The Company also owns an investment brokerage subsidiary German American Investment Services, Inc.

Throughout this Management's Discussion and Analysis, as elsewhere in this Report, when we use the term "Company" and "German American", we will usually be referring to the business and affairs (financial and otherwise) of the Company and its subsidiaries and affiliates as a whole. Occasionally, we will refer to the term "German American Bancorp", "Bancorp", "parent company" or "holding company" when we mean to refer to only German American Bancorp, Inc., and the term "Bank" when we mean to refer to only the Company's bank subsidiary.

This Management's Discussion and Analysis includes an analysis of the major components of the Company's operations for the years 2023 through 2025 and its financial condition as of December 31, 2024 and 2025. This information should be read in conjunction with the accompanying consolidated financial statements and footnotes contained elsewhere in this Report and with the description of business included in Item 1 of this Report (including the cautionary disclosure regarding "Forward Looking Statements and Associated Risks"). Financial and other information by segment is included in Note 18 (Segment Information) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report and is incorporated into this Item 7 by reference.

The statements of management's expectations and goals concerning the Company's future operations and performance that are set forth in the following Management Overview and in other sections of this Item 7 are forward-looking statements, and readers are cautioned that these forward-looking statements are based on assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially from the expectations of the Company that is expressed or implied by any forward-looking statement. This Item 7, as well as the discussions in Item 1 ("Business") entitled "Forward-Looking Statements and Associated Risks" and in Item 1A ("Risk Factors") (which discussions are incorporated in this Item 7 by reference) list some of the factors that could cause the Company's actual results to vary materially from those expressed or implied by any such forward-looking statements.

Any statements of management's expectations and goals concerning the Company's future operations and performance, and future financial condition, liquidity and capital resources that are set forth in the following Management Overview and in other sections of this Item 7 are forward-looking statements, and readers are cautioned that these forward-looking statements are based on assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially from the expectations of the Company that is expressed or implied by any forward-looking statement. This Item 7, as well as the discussions in Item 1 ("Business") entitled "Forward-Looking Statements and Associated Risks" and in Item 1A ("Risk Factors") (which discussions are incorporated in this Item 7 by reference) list some of the factors that could cause the Company's actual results to vary materially from those expressed or implied by any such forward-looking statements.

MANAGEMENT OVERVIEW

Business Developments

On February 1, 2025, German American Bancorp completed its previously announced acquisition of Heartland BancCorp ("Heartland") through the merger of Heartland with and into the Bancorp. Immediately following completion of the Heartland holding company merger, Heartland's subsidiary bank, Heartland Bank, was merged with and into the Bancorp's subsidiary bank, German American Bank. Heartland, headquartered in Whitehall, Ohio, operated 20 retail banking offices located in Columbus, Ohio and Greater Cincinnati. As of the closing of the transaction, Heartland had total assets of approximately $1.94 billion, total loans of approximately $1.58 billion, and total deposits of approximately $1.73 billion. German American Bancorp issued approximately 7.74 million shares of its common stock, and paid approximately $23.1 million in cash, in exchange for all of the issued and outstanding shares of common stock of Heartland and in cancellation of all options to acquire Heartland common stock outstanding as of the effective time of the merger. For further information regarding this merger and acquisition transaction, see Note 20 (Business Combinations, Goodwill and Intangible Assets) in the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which Note 20 is incorporated into this Item 7 by reference.

On September 15, 2025, Bancorp redeemed the Heartland 5.0% Fixed-to-Floating Rate Subordinated Notes due 2030, outstanding in the aggregate principal amount of $24.3 million, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. On December 30, 2025, the Company redeemed its 4.5% Fixed-to-Floating Rate Subordinated Notes due 2029, outstanding in the aggregate principal amount of $40.0 million, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. For further information regarding these redemptions, see Note 8 (FHLB Advances and Other Borrowings) in the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which Note 8 is incorporated into this Item 7 by reference.

During June and July 2024, the Company undertook a partial restructuring of its securities portfolio by selling available-for-sale securities totaling approximately $375.3 million in book value, at an after-tax loss of approximately $27.2 million. The tax-equivalent yield on the bonds sold was approximately 3.12% with a duration of approximately 7 years. The proceeds from the securities sold were reinvested in the securities portfolio by the end of the third quarter of 2024.

Effective June 1, 2024, German American Insurance, Inc. ("GAI"), a wholly-owned subsidiary of the Bank, sold substantially all of its assets to The Hilb Group of Indiana, LLC, a Delaware limited liability company ("Hilb"), for a purchase price of $40.0 million in cash. As part of the transaction, the Bank, as the parent of GAI, may receive payments for the referral of customers to Hilb, and the Company will refrain from conducting certain insurance activities, in each case, for a period of five (5) years following closing. Prior to the sale, GAI was a full-service agency offering personal and commercial insurance products. For further information regarding this transaction, see Note 2 (Sale of Insurance Assets) in the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Financial Overview
Net income for the year ended December 31, 2025 totaled $112,635,000, or $3.06 per share, an increase of $28,824,000, or approximately 8% on a per share basis, from the year ended December 31, 2024 net income of $83,811,000, or $2.83 per share. The year ended December 31, 2025 results of operations included Heartland acquisition-related expenses of $6,996,000 ($5,418,000, on an after-tax basis) and the "Day 2" provision for credit losses under the CECL methodology of $16,200,000 ($12,150,000, on an after-tax basis), as well as a net gain on the redemption of subordinated debentures.

Net income for the year ended December 31, 2024 totaled $83,811,000, or $2.83 per share, a decline of $2,077,000, or approximately 3% on a per share basis, from the year ended December 31, 2023 net income of $85,888,000, or $2.91 per share. Net income for the year ended December 31, 2024 included merger-related transaction costs associated with the Company's merger with Heartland that totaled approximately $1,370,000, $1,082,000 after-tax, or $0.04 per share.

Net income for the year ended December 31, 2024 was impacted by the sale of substantially all of the assets of GAI during the second quarter of 2024. The all-cash sale price totaled $40.0 million and resulted in an after-tax gain, net of transaction costs, of approximately $27,476,000, or $0.93 per share. GAI net income, excluding the after-tax gain, contributed approximately $767,000, or $0.03 per share, during 2024 compared with net income of $1,639,000, or $0.06 per share, during the full year of 2023.

Net income for the year ended December 31, 2024 was also impacted by the securities portfolio restructuring transaction whereby available-for-sale securities totaling approximately $375.3 million in book value were sold. The approximate loss on these securities totaled $34,893,000, $27,189,000 after tax, or $0.92 per share, and was included in earnings for the second quarter of 2024. The proceeds from the securities sold were reinvested in the securities portfolio by the end of the third quarter of 2024.

On an adjusted basis, net income for the year ended December 31, 2025 was $129,684,000, or $3.52 per share, compared with adjusted net income of $83,839,000, or $2.83 per share, for the year ended December 31, 2024. Adjusted net income and adjusted earnings per share are non-GAAP financial measures. Refer to "Use of Non-GAAP Financial Measures" contained in this release for additional information, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for the Company presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, and selected financial data appearing elsewhere within this Report, are, to a large degree, dependent upon the Company's accounting policies. The selection of and application of these policies involve estimates, judgments, and uncertainties that are subject to change. The critical accounting policies and estimates that the Company has determined to be the most susceptible to change in the near term relate to the determination of the allowance for credit losses, the valuation of securities available for sale, income tax expense, and the valuation of goodwill and other intangible assets.

ALLOWANCE FOR CREDIT LOSSES

The Company maintains an allowance for credit losses to cover the estimated expected credit losses over the expected contractual life of the loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A provision for credit losses is charged to operations based on management's periodic evaluation of the necessary allowance balance. Evaluations are conducted at least quarterly and more often if deemed necessary. The ultimate recovery of all loans is susceptible to future market factors beyond the Company's control.

The Company has an established process to determine the adequacy of the allowance for credit losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on individually analyzed loans, estimated losses on other classified loans and pools of homogeneous loans, and consideration of past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, reasonable and supportable forecasts and other factors, all of which may be susceptible to significant change. The allowance consists of two components of allocations: an allowance assessed on a collective basis for pools of loans that share similar risk characteristics and an allowance assessed on individual loans that do not share similar risk characteristics with other loans. These two components represent the total allowance for credit losses deemed adequate to cover expected credit losses over the expected life of the loan portfolio.

Management's estimate of the ACL for loans relies on the identification, stratification and separate estimates of loss for both loans collectively evaluated and loans individually evaluated for loss. The estimate of loss for loans collectively evaluated for loss in particular involves a significant level of estimation uncertainty due to its complexity and the quantity of relevant inputs, including: management's determination of baseline loss rate multipliers based on a third party forecast of economic conditions, estimates of the reasonable and supportable forecast period, estimates of the baseline loss rate look back period, estimates of the reversion period from the reasonable and supportable forecast period to the baseline loss rate and estimates of the prepayment rate and related look back period. Additionally, management considers other qualitative risk factors to further adjust the estimated ACL on loans through a qualitative allowance.

Commercial and agricultural loans are subject to a standardized grading process administered by an internal loan review function. The need for specific reserves is considered for credits when: (a) the customer's cash flow or net worth appears insufficient to repay the loan; (b) the loan has been criticized in a regulatory examination; (c) the loan is on non-accrual; or (d) other reasons where the ultimate collectability of the loan is in question, or the loan characteristics require special monitoring.

Specific reserves on individually analyzed loans are determined by comparing the loan balance to the present value of expected cash flows or expected collateral proceeds. Allocations are also applied to categories of loans not individually analyzed but for which the rate of loss is expected to be greater than other similar type loans, including non-performing consumer or residential real estate loans. Such allocations are based on past loss experience, reasonable and supportable forecasts and information about specific borrower situations and estimated collateral values.

General allocations are made for commercial and agricultural loans that are graded as substandard and special mention, but are not individually analyzed for specific reserves as well as other pools of loans, including non-classified loans, homogeneous portfolios of consumer and residential real estate loans, and loans within certain industry categories believed to present unique risk of loss.

The allowance for credit losses for loans represents management's estimate of all expected credit losses over the expected contractual life of the loan portfolio. Determining the appropriateness and adequacy of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the loan portfolio may result in significant changes in the allowance for credit losses in future periods.

Under Accounting Standards Codification (ASC) 805, Business Combinations, in a transaction like the Heartland merger, the acquirer is required to recognize an allowance for credit losses in the period of acquisition for both purchased credit deterioration ("PCD") assets and non-PCD assets. The determination of PCD versus non-PCD determines how the allowance for credit loss flows through the financial statements. For PCD assets, the gross-up method includes the impact in the "Day 1" business combination entries with no impact to expense. For non-PCD assets, the impact is reflected outside of the business combination entries (sometimes referred to as "Day 2") and is reflected in expense.

At March 31, 2025, the Company changed its method for estimating the allowance for credit losses to the discounted cash flow model on a prospective basis. Prior to March 31, 2025, the Company utilized the static pool methodology in determining future credit losses. While both methodologies permit the Company to develop reasonable and supportable forecasts, by utilizing the discounted cash flow method, the Company has the ability to better evaluate multiple economic scenarios by capturing macroeconomic conditions within the model assumptions and calculations. This change in methodology had an insignificant impact on the allowance in 2025.

As previously stated, the Company now utilizes a discounted cash flow methodology to estimate the allowance for credit losses. Expected cash flows are estimated for each loan and discounted using the contractual terms of the loan, calculated probabilities of default, loss given default rates, and prepayment and curtailment estimates, as well as qualitative factors. The probability of default estimates are generated using a regression model that estimates the likelihood of a loan being charged-off during its life. The regression model uses combinations of variables to assess historical loss correlations to economic factors, and these variables become model forecast inputs for economic factors that are updated in the model each period. The Company evaluates and utilizes multiple economic forecast scenarios provided by a third-party for these model inputs. These multiple economic forecast scenarios are weighted to arrive at the quantitative reserve. Changes in the economic forecast or weighting could impact the estimated credit losses which could lead to significantly different allowance levels from one reporting period to the next.

In calculating the adequacy of the allowance at December 31, 2025, management weighted different scenarios, including a baseline scenario as well as two additional alternative scenarios. To create hypothetical sensitivity analyses, management calculated a quantitative allowance using a 100% weighting applied to a baseline scenario and a quantitative allowance using a 100% weighting applied to an adverse scenario. Excluding the consideration of qualitative adjustments, the sensitivity analysis utilizing the adverse scenario would result in a hypothetical increase in the Company's allowance of $28,500,000. Excluding consideration of qualitative adjustments, a corresponding $3,700,000 decrease in the Company's allowance would occur in a hypothetical scenario if only the baseline scenario was used. The sensitivity and related range of impact is a hypothetical analysis and is not intended to represent management's estimation of the adequacy of the allowance for credit losses at December, 31, 2025.

SECURITIES VALUATION

Available-for-sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. For available-for-sale debt securities in an unrealized loss position, the Company assesses whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for sale debt securities that do not meet the criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of applicable taxes. No allowance for credit losses for available-for-sale debt securities was needed at December 31, 2025. Accrued interest receivable on available-for-sale debt securities is excluded from the estimate of credit losses.   As of December 31, 2025, gross unrealized gains on the securities available-for-sale portfolio totaled approximately $6,453,000 and gross unrealized losses totaled approximately $214,791,000. The net amount of these two items, net of applicable taxes, is included in other comprehensive income (loss).

Equity securities that do not have readily determinable fair values are carried at cost, less impairment with observable price changes being recognized in earnings.

INCOME TAX EXPENSE

Income tax expense involves estimates related to the valuation allowance on deferred tax assets and loss contingencies related to exposure from tax examinations presumed to occur.

A valuation allowance reduces deferred tax assets to the amount management believes is more likely than not to be realized. In evaluating the realization of deferred tax assets, management considers the likelihood that sufficient taxable income of appropriate character will be generated within carry-back and carry-forward periods, including consideration of available tax planning strategies. Tax-related loss contingencies, including assessments arising from tax examinations and tax strategies, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. In considering the likelihood of loss, management considers the nature of the contingency, the progress of any examination or related protest or appeal, the views of legal counsel and other advisors, experience of the Company or other enterprises in similar matters, if any, and management's intended response to any assessment.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill resulting from business combinations represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on the Company's balance sheet. No impairment to Goodwill was indicated based on year-end testing.

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Other intangible assets consist of core deposit and acquired customer relationship intangible assets. They are initially measured at fair value and then are amortized over their estimated useful lives, which range from 7 to 8 years.

RESULTS OF OPERATIONS

NET INCOME

Net income for the year ended December 31, 2025 totaled $112,635,000, or $3.06 per share, an increase of $28,824,000, or approximately 8% on a per share basis, from the year ended December 31, 2024 net income of $83,811,000, or $2.83 per share. The year ended December 31, 2025 results of operations included Heartland acquisition-related expenses of $6,996,000 ($5,418,000, on an after-tax basis) and the "Day 2" provision for credit losses under the CECL methodology of $16,200,000 ($12,150,000, on an after-tax basis), as well as a net gain on the redemption of subordinated debentures.

Net income for the year ended December 31, 2024 totaled $83,811,000, or $2.83 per share, a decline of $2,077,000, or approximately 3% on a per share basis, from the year ended December 31, 2023 net income of $85,888,000, or $2.91 per share. Net income for the year ended December 31, 2024 included merger-related transaction costs associated with the Company's merger with Heartland that totaled approximately $1,370,000, $1,082,000 after-tax, or $0.04 per share.

Net income for the year ended December 31, 2024 was impacted by the sale of substantially all of the assets of GAI during the second quarter of 2024. The all-cash sale price totaled $40.0 million and resulted in an after-tax gain, net of transaction costs, of approximately $27,476,000, or $0.93 per share. GAI net income, excluding the after-tax gain, contributed approximately $767,000, or $0.03 per share, during 2024 compared with net income of $1,639,000, or $0.06 per share, during the full year of 2023.

Net income for the year ended December 31, 2024 was also impacted by the securities portfolio restructuring transaction whereby available-for-sale securities totaling approximately $375.3 million in book value were sold. The approximate loss on these securities totaled $34,893,000, $27,189,000 after tax, or $0.92 per share, and was included in earnings for the second quarter of 2024. The proceeds from the securities sold were reinvested in the securities portfolio by the end of the third quarter of 2024.

On an adjusted basis, net income for the year ended December 31, 2025 was $129,684,000, or $3.52 per share, compared with adjusted net income of $83,839,000, or $2.83 per share, for the year ended December 31, 2024. Adjusted net income and adjusted earnings per share are non-GAAP financial measures. Refer to "Use of Non-GAAP Financial Measures" contained in this release for additional information, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

NET INTEREST INCOME

Net interest income is the Company's single largest source of earnings, and represents the difference between interest and fees realized on earning assets, less interest paid on deposits and borrowed funds. Several factors contribute to the determination of net interest income and net interest margin, including the volume and mix of earning assets, interest rates, and income taxes. Many factors affecting net interest income are subject to control by management policies and actions. Factors beyond the control of management include the general level of credit and deposit demand, Federal Reserve Board monetary policy, and changes in tax laws.

During the year ended December 31, 2025, net interest income, on a non tax-equivalent basis, totaled $294,132,000, an increase of $103,541,000, or 54%, compared to the year ended December 31, 2024 net interest income of $190,591,000. The increase in net interest income for 2025 compared with 2024 was primarily attributable to a higher level of earning assets driven by the Heartland acquisition and an improvement of the Company's net interest margin.

During the year ended December 31, 2024, net interest income, on a non tax-equivalent basis, totaled $190,591,000, which was relatively stable compared to the year ended December 31, 2023 net interest income of $190,433,000.

The net interest margin represents tax-equivalent net interest income expressed as a percentage of average earning assets. The net interest margin for the year ended December 31, 2025 was 4.02%, compared to 3.43% in 2024 and 3.58% in 2023. The improvement in the net interest margin, excluding the accretion of discount on acquired loans, during 2025 compared with 2024 was the result of improved yields on earning assets (including both loan and security yields) and a lower cost of deposits. The lower cost of deposits was largely driven by the Federal Reserve's lowering of the Federal Funds rates over the last several months of 2024 and again in the latter months of 2025, and the Company's ability to correspondingly lower deposit costs. The decline in the net interest margin in 2024 compared with 2023 was largely driven by an increased cost of funds and a lower level of accretion of loan discounts on acquired loans.

The Company's net interest margin for all periods presented was impacted by the accretion of discounts on acquired loans. Accretion of discounts on acquired loans contributed approximately 21 basis point to the net interest margin in 2025, 3 basis points in 2024 and 5 basis points in 2023. Accretion of discounts on acquired loans totaled $15,556,000 during 2025, $1,507,000 during 2024, and $2,814,000 during 2023.

The following table summarizes net interest income (on a tax-equivalent basis) for each of the past three years. For tax-equivalent adjustments, an effective tax rate of 21% was used for all periods presented [1].

Average Balance Sheet
(Tax-equivalent basis, dollars in thousands)

	Twelve Months Ended December 31, 2025			Twelve Months Ended December 31, 2024			Twelve Months Ended December 31, 2023		
	Principal Balance	Income / Expense	Yield / Rate	Principal Balance	Income / Expense	Yield / Rate	Principal Balance	Income / Expense	Yield / Rate
ASSETS									
Federal Funds Sold and Other Short-term Investments	$ 250,520	$ 10,817	4.32 %	$ 151,907	$ 7,697	5.07 %	$ 39,452	$ 1,677	4.25 %
Securities:									
Taxable	1,129,114	37,041	3.28 %	947,884	26,586	2.80 %	890,841	20,614	2.31 %
Non-taxable	469,137	17,258	3.68 %	586,549	20,910	3.56 %	738,769	27,656	3.74 %
Total Loans and Leases [2]	5,604,879	360,410	6.43 %	4,035,670	241,344	5.98 %	3,835,157	213,195	5.56 %
TOTAL INTEREST EARNING ASSETS	7,453,650	425,526	5.71 %	5,722,010	296,537	5.19 %	5,504,219	263,142	4.78 %
Other Assets	857,238			556,022			578,399		
Less: Allowance for Credit Losses	(73,694)			(44,279)			(44,744)		
TOTAL ASSETS	$8,237,194			$6,233,753			$6,037,874		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing Demand Deposits	$1,882,386	$ 29,220	1.55 %	$1,720,823	$ 30,957	1.80 %	$1,826,232	$ 28,378	1.55 %
Savings Deposits and Money Market Accounts	1,851,117	36,657	1.98 %	1,291,250	23,346	1.81 %	1,229,019	12,106	0.99 %
Time Deposits	1,329,638	49,215	3.70 %	872,429	36,319	4.16 %	588,142	16,432	2.79 %
FHLB Advances and Other Borrowings	215,334	10,865	5.05 %	196,480	9,830	5.00 %	210,837	9,307	4.41 %
TOTAL INTEREST-BEARING LIABILITIES	5,278,475	125,957	2.39 %	4,080,982	100,452	2.46 %	3,854,230	66,223	1.72 %
Demand Deposit Accounts	1,851,978			1,420,412			1,553,082		
Other Liabilities	55,751			46,497			46,456		
TOTAL LIABILITIES	7,186,204			5,547,891			5,453,768		
Shareholders' Equity	1,050,990			685,862			584,106		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,237,194			$6,233,753			$6,037,874		
COST OF FUNDS			1.69 %			1.76 %			1.20 %
NET INTEREST INCOME		$299,569			$196,085			$196,919	
NET INTEREST MARGIN			4.02 %			3.43 %			3.58 %

[1] Effective tax rates were determined as though interest earned on the Company's investments in municipal bonds and loans was fully taxable.

[2] Loans held-for-sale and non-accruing loans have been included in average loans. Interest income on loans includes loan fees of $17,956, $3,325, and $4,316 for 2025, 2024 and 2023, respectively.

The following table sets forth for the periods indicated a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates:

Net Interest Income – Rate / Volume Analysis
(Tax-Equivalent basis, dollars in thousands)

	2025 compared to 2024 Increase / (Decrease) Due to [1]			2024 compared to 2023 Increase / (Decrease) Due to [1]		
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:						
Federal Funds Sold and Other						
Short-term Investments	$ 4,395	$ (1,275)	$ 3,120	$ 5,641	$ 379	$ 6,020
Taxable Securities	5,540	4,915	10,455	1,384	4,588	5,972
Non-taxable Securities	(4,301)	649	(3,652)	(5,478)	(1,268)	(6,746)
Loans and Leases	99,759	19,307	119,066	11,491	16,658	28,149
Total Interest Income	105,393	23,596	128,989	13,038	20,357	33,395
Interest Expense:						
Savings and Interest-bearing Demand	12,752	(1,178)	11,574	(580)	14,399	13,819
Time Deposits	17,291	(4,395)	12,896	9,875	10,012	19,887
FHLB Advances and Other Borrowings	950	85	1,035	(662)	1,185	523
Total Interest Expense	30,993	(5,488)	25,505	8,633	25,596	34,229
Net Interest Income	$ 74,400	$ 29,084	$ 103,484	$ 4,405	$ (5,239)	$ (834)

[1] The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

See the Company's Average Balance Sheet above and the discussions under the headings "USES OF FUNDS," "SOURCES OF FUNDS," and "RISK MANAGEMENT – Liquidity and Interest Rate Risk Management" for further information on the Company's net interest income, net interest margin, and interest rate sensitivity position.

PROVISION FOR CREDIT LOSSES

The Company provides for credit losses through regular provisions to the allowance for credit losses. The provision is affected by net charge-offs on loans and changes in specific and general allocations of the allowance. During 2025, the Company recorded a provision for credit losses of $19,425,000 compared with $2,775,000 during 2024 and $2,550,000 during 2023.

During 2025, the provision for credit losses represented approximately 35 basis points of average loans. The Company realized net charge-offs of $2,670,000 or 3 basis points of average loans during 2025. The first quarter of 2025 included a provision for credit losses of $16,200,000 related to the "Day 2" adjustment for the Heartland acquisition.

During 2024, the provision for credit losses represented approximately 7 basis points of average loans. The Company realized net charge-offs of $2,104,000 or 5 basis points of average loans during 2024.

During 2023, the provision for credit losses represented approximately 7 basis points of average loans. The Company realized net charge-offs of $2,953,000 or 8 basis points of average loans during 2023.

The provision for credit losses during 2025 was made at a level deemed necessary by management to absorb expected losses in the loan portfolio. A detailed evaluation of the adequacy of the allowance for credit losses is completed quarterly by management, the results of which are used to determine provision for credit losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and reasonable and supportable forecasts along with other qualitative and quantitative factors. Refer also to the sections entitled "CRITICAL ACCOUNTING POLICIES AND ESTIMATES" and "RISK MANAGEMENT - Lending and Loan Administration" for further discussion of the provision and allowance for credit losses.

NON-INTEREST INCOME

During the year ended December 31, 2025, non-interest income increased $4,652,000, or 7%, compared with the year ended December 31, 2024. The increase during 2025 compared to 2024 was largely the result of the Heartland acquisition combined with an improvement in the Company's existing fee revenue sources. The year ended December 31, 2024 included the previously mentioned sale of the GAI assets and the securities portfolio restructuring transaction, which each occurred during the second quarter of 2024. On an adjusted basis, non-interest income for the year ended December 31, 2025 was $66,620,000 compared to $54,691,000 for the same period of 2024. Adjusted non-interest income is a non-GAAP financial measure. Refer to "Use of Non-GAAP Financial Measures" section in this Management's Discussion and Analysis for additional information, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

During the year ended December 31, 2024, non-interest income increased $2,399,000, or 4%, compared with the year ended December 31, 2023. The year ended December 31, 2024 non-interest income was positively impacted by the net proceeds of the sale of the GAI assets that totaled approximately $38,323,000 and was negatively impacted by $34,893,000 related to the net loss recognized on the securities restructuring transaction.

Non-interest Income (dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2025	2024	2023	2024	2023
Wealth Management Fees	$ 16,808	$ 14,416	$ 11,711	17 %	23 %
Service Charges on Deposit Accounts	15,083	12,669	11,538	19	10
Insurance Revenues	—	4,384	9,596	n/m [1]	(54)
Company Owned Life Insurance	2,555	2,058	1,731	24	19
Interchange Fee Income	19,598	17,125	17,452	14	(2)
Sale of Assets of German American Insurance	—	38,323	—	n/m [1]	n/m [1]
Other Operating Income	8,758	5,419	5,830	62	(7)
Subtotal	62,802	94,394	57,858	(33)	63
Net Gains on Sales of Loans	4,510	3,054	2,363	48	29
Net Gains on Securities	—	(34,788)	40	(100)	(87,070)
TOTAL NON-INTEREST INCOME	$ 67,312	$ 62,660	$ 60,261	7	4

[1] n/m = not meaningful

Wealth management fees increased $2,392,000, or 17%, during 2025 compared with 2024. The increase during the year ended December 31, 2025 compared with the same period of 2024 was largely attributable to increased assets under management, driven by healthy capital markets throughout 2024 and 2025, and continued strong new business results in addition to the Heartland acquisition. Wealth management fees increased $2,705,000, or 23%, during 2024 compared with 2023. The increase was largely attributable to continued increases in assets under management due to healthy capital markets and strong new business results, as compared to the year ended December 31, 2023.

Service charges on deposit accounts increased $2,414,000, or 19%, during the year ended December 31, 2025, compared with the same period of 2024. The increase during 2025 compared with 2024 was primarily driven by the Heartland acquisition in addition to increased customer utilization of deposit services.

No insurance revenues were recognized during the year ended December 31, 2025 due to the sale of the GAI assets effective June 1, 2024. As a result, insurance revenues declined $4,384,000 during 2025, compared with 2024. As previously discussed, the sale of substantially all of the assets of GAI in June 2024 resulted in net proceeds of $38,323,000. Insurance revenues declined $5,212,000, or 54%, during 2024 compared with 2023, as a result of the sale of the assets of GAI effective June 1, 2024, with only five months of revenue being recognized by the Company during 2024 due to the aforementioned sale of assets.

Interchange fees increased $2,473,000, or 14%, during the year ended December 31, 2025, compared with the same period of 2024. The increase during 2025 compared with 2024 was largely attributable to the Heartland acquisition.

Net gains on sales of loans increased $1,456,000, or 48%, during the year ended December 31, 2025 compared with the year ended December 31, 2024. The increase during 2025 compared with 2024 was related to the Heartland acquisition and a higher volume of loans sold. Net gains on sales of loans increased $691,000, or 29%, during the year ended December 31, 2024 compared with the year ended December 31, 2023. The increase during 2024 compared with 2023 was related to both a higher volume of loans sold and improved pricing levels. Loan sales totaled $193.2 million during 2025, $130.7 million during 2024, and $109.0 million during 2023.

There were no securities transactions during 2025 that resulted in net gains or losses. The net loss on securities during 2024 totaled $34,788,000 which was primarily related to the net loss recognized on the securities restructuring transaction previously discussed. The approximate loss on the transaction totaled $34,893,000, $27,189,000 after tax, or $0.92, per share and was included in earnings for the second quarter of 2024. The proceeds from the securities sold were reinvested in the securities portfolio by the end of the third quarter of 2024.

NON-INTEREST EXPENSE

During the year ended December 31, 2025, non-interest expense totaled $201,949,000, an increase of $55,572,000, or 38%, compared with the same period of 2024. The primary drivers of the increased operating expenses in 2025 compared with 2024 were the Heartland operating costs and acquisition-related costs, with such amounts being $6,996,000 for the year ended December 31, 2025 and $1,370,000 for the same period of 2024. The year ended December 31, 2024 also included non-recurring professional fees and other costs associated with the GAI asset sale that totaled approximately $1,816,000.

On an adjusted basis, non-interest expense for the year ended December 31, 2025 was $194,953,000 compared to $139,777,000 for the same period of 2024. Adjusted non-interest expense is a non-GAAP financial measure. Refer to "Use of Non-GAAP Financial Measures" contained in this release for additional information, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

During the year ended December 31, 2024, non-interest expense totaled $146,377,000, an increase of $1,880,000, or 1%, compared to the year ended December 31, 2023. The increase in non-interest expenses during the year ended 2024 was in large part the result of professional fees related to the previously mentioned GAI asset sale and the merger transaction with Heartland, which totaled approximately $2,759,000.

Non-interest Expense (dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2025	2024	2023	2024	2023
Salaries and Employee Benefits	$ 107,742	$ 82,257	$ 83,244	31 %	(1)%
Occupancy, Furniture and Equipment Expense	19,634	14,944	14,467	31	3
FDIC Premiums	3,800	2,908	2,829	31	3
Data Processing Fees	17,579	12,243	11,112	44	10
Professional Fees	10,418	8,147	5,575	28	46
Advertising and Promotion	5,153	3,939	4,857	31	(19)
Intangible Amortization	10,148	2,032	2,840	399	(28)
Other Operating Expenses	27,475	19,907	19,573	38	2
TOTAL NON-INTEREST EXPENSE	$ 201,949	$ 146,377	$ 144,497	38	1

Salaries and benefits increased $25,485,000, or 31%, during the year ended December 31, 2025 compared with the year ended December 31, 2024. The increase in 2025 compared with 2024 was due primarily to the salaries and benefits costs for the Heartland employee base. Salaries and benefits declined $987,000, or 1%, during the year ended December 31, 2024 compared with the year ended December 31, 2023. The decline in salaries and benefits during 2024 compared with 2023 was largely related to the GAI asset sale.

Occupancy, furniture and equipment expense increased $4,690,000, or 31%, during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase during 2025 compared with 2024 was primarily attributable to the operating costs of the Heartland branch network. Occupancy, furniture and equipment expense increased $477,000 or 3%, during the year ended December 31, 2024 compared with 2023.

Data processing fees increased $5,336,000, or 44%, during the year ended December 31, 2025 compared with the year ended December 31, 2024. The increase during 2025 compared with 2024 was largely driven by the Heartland acquisition including operating costs of the existing Heartland systems and acquisition-related costs. Data processing fees increased $1,131,000, or 10%, during the year ended December 31, 2024 compared with the year ended December 31, 2023. The increase during 2024 compared with 2023 was largely driven by costs associated with enhancements to the Company's digital banking and data systems.

Professional fees increased $2,271,000, or 28%, during the year ended December 31, 2025 compared with 2024. The increase during 2025 compared with 2024 was primarily attributable to the Heartland acquisition and technology support services. Professional fees increased $2,572,000, or 46%, during the year ended December 31, 2024 compared with 2023. The increase during 2024 compared with 2023 was attributable to the professional fees associated with the sale of assets of GAI and the merger with Heartland, which totaled $2,759,000 for the two transactions.

Intangible amortization expense consists primarily of amortization associated with the core deposit intangible of acquired deposit portfolios. Intangible amortization increased $8,116,000, or 399%, during the year ended December 31, 2025 compared with the same period of 2024. The increase was attributable to the Heartland acquisition. Intangible amortization decreased $808,000, or 28%, during 2024 compared with 2023 largely related to the accelerated method for which the intangible assets are amortized.

Other operating expenses increased $7,568,000, or 38%, during the year ended December 31, 2025 compared with the same period of 2024. The increase was largely attributable to the operating costs of Heartland. Other operating expenses increased $334,000, or 2%, during the year ended December 31, 2024 compared to the year ended December 31, 2023.

PROVISION FOR INCOME TAXES

The Company records a provision for current income taxes payable, along with a provision for deferred taxes payable in the future. Deferred taxes arise from temporary differences, which are items recorded for financial statement purposes in a different period than for income tax returns. The Company's effective tax rate was 19.6%, 19.5%, and 17.1%, respectively, in 2025, 2024, and 2023. The effective tax rate in all periods presented was lower than the blended statutory rate resulting primarily from the Company's tax-exempt investment income on securities, loans and company-owned life insurance, income tax credits generated from affordable housing projects, and income generated by subsidiaries domiciled in a state with no state or local income tax.

See Note 11 to the Company's consolidated financial statements included in Item 8 of this Report for additional details relative to the Company's income tax provision.

CAPITAL RESOURCES

As of December 31, 2025, shareholders' equity increased by $447.3 million to $1.162 billion compared with $715.1 million at year-end 2024. The increase in shareholders' equity was primarily attributable to the Heartland acquisition, which resulted in an increase of $319.5 million in equity. The increase in shareholders' equity was also driven by an increase in retained earnings of $69.4 million due to net income of $112.6 million, which was partially offset by the payment of $43.2 million in shareholder dividends.

Shareholders' equity represented 13.9% of total assets at December 31, 2025 and 11.4% of total assets at December 31, 2024. Shareholders' equity included $409.3 million of goodwill and other intangible assets at December 31, 2025 compared to $183.0 million of goodwill and other intangible assets at December 31, 2024.

The Company's Board of Directors previously approved a plan to repurchase up to 1.0 million shares of the Company's outstanding common stock. On a share basis, the amount of common stock subject to the repurchase plan represented approximately 3.4% of the Company's outstanding shares on January 31, 2022 (the date it was approved), and currently represents 2.7% of shares outstanding. The Company is not obligated to purchase any shares under the plan, and the plan may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase plan will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market and economic conditions and applicable legal requirements. The Company has not repurchased any shares of common stock under the repurchase plan.

The Inflation Reduction Act of 2022 (the "IRA"), among other things, imposes a 1% excise tax on the fair market value of stock repurchased by publicly traded U.S. corporations, like the Company. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

Federal banking regulations provide guidelines for determining the capital adequacy of bank holding companies and banks. These guidelines provide for a more narrow definition of core capital and assign a measure of risk to the various categories of assets. The Company is required to maintain minimum levels of capital in proportion to total risk-weighted assets and off-balance sheet exposures.

The current risk-based capital rules, as adopted by federal banking regulators, are based upon guidelines developed by the Basel Committee on Banking Supervision and reflect various requirements of the Dodd-Frank Act (the "Basel III Rules"). The Basel

III Rules require banking organizations to, among other things, maintain a minimum ratio of Total Capital to risk-weighted assets, a minimum ratio of Tier 1 Capital to risk-weighted assets, a minimum ratio of "Common Equity Tier 1 Capital" to risk-weighted assets, and a minimum leverage ratio (calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets). In addition, under the Basel III Rules, in order to avoid limitations on capital distributions, including dividend payments, the Company is required to maintain a 2.5% capital conservation buffer above the adequately capitalized regulatory capital ratios. At December 31, 2025, the capital levels for the Company and its subsidiary bank remained well in excess of the minimum amounts needed for capital adequacy purposes and the Bank's capital levels met the necessary requirements to be considered well-capitalized.

The table below presents the Company's consolidated and the subsidiary bank's capital ratios under regulatory guidelines:

	12/31/2025 Ratio	12/31/2024 Ratio	Minimum for Capital Adequacy Purposes [1]	Well-Capitalized Guidelines
Total Capital (to Risk Weighted Assets)				
Consolidated	14.93 %	17.15 %	8.00 %	N/A
Bank	13.80	15.02	8.00	10.00 %
Tier 1 (Core) Capital (to Risk Weighted Assets)				
Consolidated	14.04 %	15.72 %	6.00 %	N/A
Bank	12.91	14.23	6.00	8.00 %
Common Tier 1 (CET 1) Capital Ratio (to Risk Weighted Assets)				
Consolidated	13.52 %	15.02 %	4.50 %	N/A
Bank	12.91	14.23	4.50	6.50 %
Tier 1 Capital (to Average Assets)				
Consolidated	11.54 %	12.28 %	4.00 %	N/A
Bank	10.61	11.12	4.00	5.00 %

[1] Excludes capital conservation buffer.

As discussed in Note 1 (Summary of Significant Accounting Policies) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, the Company adopted the CECL accounting standard under GAAP effective January 1, 2020. The regulatory capital rules applicable to the Company provided an optional three-year phase-in period for the day-one adverse regulatory capital effects of adopting CECL. In addition, as part of the pandemic-related legislation enacted during 2020, banking organizations were further permitted to mitigate the estimated cumulative regulatory capital effects of CECL for up to an additional two years. As a result, on January 1, 2022, the Company began the required three-year phase-in by reflecting 25% of the previously deferred estimated capital impact of CECL in its regulatory capital. An additional 25% was phased in on each of January 1, 2023, January 1, 2024, and January 1, 2025. As of January 1, 2025, the adverse cumulative effects of adopting CECL have been fully phased into our regulatory capital.

USES OF FUNDS

LOANS

December 31, 2025 total loans increased $1.7 billion, or 42% on an annualized basis, compared with December 31, 2024. The increase at December 31, 2025 compared with December 31, 2024 was largely due to the acquisition of Heartland in addition to continued organic loan growth throughout the Company's existing market areas. Excluding loans acquired through the Heartland acquisition, total loans increased $261.9 million, or 6%, during 2025.

December 31, 2024 total loans increased $155.4 million, or 4%, compared with December 31, 2023. The increase in total loans at December 31, 2024 compared with year-end 2023 was broad-based across most segments of the portfolio. Commercial and industrial loans increased $9.5 million, or 1%, commercial real estate loans grew $103.0 million, or 5%, agricultural loans increased $7.2 million, or 2%, and retail loans increased $35.6 million, or 18%.

The Bank has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentration of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions. As reflected in the table below, over the past several years (including 2025), the composition of the loan portfolio has remained relatively stable.

The addition of the Heartland loan portfolio resulted in only modest changes to the overall portfolio composition, most notably in the residential mortgage loan segment. The portfolio is most heavily weighted in commercial real estate loans at 54% of the portfolio, followed by commercial and industrial loans at 14% of the portfolio, residential mortgage loans at 13% of the portfolio (up from 9% at December 31, 2024), agricultural loans at 8% of the portfolio, and home equity loans at 8% of the portfolio. The Company's commercial lending is extended to various industries, including multi-family housing and lodging, agribusiness and manufacturing, as well as health care, wholesale, and retail services.

Loan Portfolio									December 31,	
(dollars in thousands)		2025		2024		2023		2022		2021
Commercial and Industrial Loans and Leases	$	848,240	$	671,038	$	661,529	$	676,502	$	548,350
Commercial Real Estate Loans		3,142,472		2,224,872		2,121,835		1,966,884		1,530,677
Agricultural Loans		489,168		431,037		423,803		417,413		358,150
Home Equity, Consumer Loans and Credit Cards		630,015		448,872		407,889		377,164		307,184
Residential Mortgage Loans		774,553		357,448		362,844		350,682		263,565
Total Loans		5,884,448		4,133,267		3,977,900		3,788,645		3,007,926
Less: Unearned Income		(9,351)		(8,365)		(6,818)		(3,711)		(3,662)
Subtotal		5,875,097		4,124,902		3,971,082		3,784,934		3,004,264
Less: Allowance for Credit Losses		(77,694)		(44,436)		(43,765)		(44,168)		(37,017)
Loans, Net	$	5,797,403	$	4,080,466	$	3,927,317	$	3,740,766	$	2,967,247
Net PPP Loans (Included in Commercial and Industrial Loans above)	$	—	$	—	$	—	$	—	$	19,450
Ratio of Loans to Total Loans										
Commercial and Industrial Loans and Leases		14 %		16 %		17 %		18 %		18 %
Commercial Real Estate Loans		54 %		54 %		53 %		52 %		51 %
Agricultural Loans		8 %		10 %		11 %		11 %		12 %
Home Equity, Consumer Loans and Credit Cards		11 %		11 %		10 %		10 %		10 %
Residential Mortgage Loans		13 %		9 %		9 %		9 %		9 %
Total Loans		100 %		100 %		100 %		100 %		100 %

The Company's policy is generally to extend credit to consumer and commercial borrowers in its primary geographic market area in Indiana (central/southern), Kentucky (northern/central/western), and Ohio (central/ southwest). Commercial extensions of credit outside this market area are generally concentrated in real estate loans within a reasonable proximity of the Company's primary market and are granted on a selective basis.

The Company's commercial real estate portfolio is well-diversified over numerous property types. The table below provides property type detail for the most significant segments of the Company's commercial real estate loan portfolio.

	December 31, 2025		December 31, 2024	
	% of Commercial Real Estate Portfolio	% of Total Loan Portfolio	% of Commercial Real Estate Portfolio	% of Total Loan Portfolio
Multi-Family Dwellings	21 %	11 %	20 %	11 %
Retail Space	14 %	7 %	15 %	8 %
Industrial, Manufacturing, Warehousing Properties	9 %	5 %	10 %	5 %
Lodging	9 %	5 %	6 %	3 %
1-4 Family Investment Properties	8 %	4 %	11 %	6 %
Office Real Estate	8 %	4 %	9 %	5 %
Healthcare Facilities	8 %	4 %	7 %	4 %
Land Development and Construction	6 %	3 %	7 %	4 %

The Company's commercial real estate ("CRE") loan portfolio is further diversified by occupancy type, with approximately 76% of the CRE portfolio being non-owner occupied at December 31, 2025 (which is 40% of the Company's overall loan portfolio), and 24% of the CRE portfolio being owner occupied (which is 13% of the Company's total loan portfolio). The Company's CRE loan portfolio was comprised of approximately 77% of non-owner occupied CRE at December 31, 2024 (which was 42% of the Company's overall loan portfolio), and 23% owner occupied CRE (which was 12% of the Company's total loan portfolio).

CRE loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Like much of the Bank's lending activities, the underwriting standards for CRE are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, our management examines market conditions and current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. CRE loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. As discussed above, the properties securing our commercial real estate portfolio are diverse in terms of property type, occupancy type, and geographic location. This diversity helps reduce the Bank's exposure to adverse economic events that affect any single market or industry. Management will continue to monitor and evaluate CRE loans based on collateral, geography and risk grade criteria.

The following table indicates the amounts of loans (excluding residential mortgages on 1-4 family residences and consumer loans) outstanding as of December 31, 2025, which, based on remaining scheduled repayments of principal, are due in the periods indicated (dollars in thousands).

	Within One Year	One to Five Years	After Five Years	Total
Commercial and Agricultural	$ 1,335,804	$ 2,266,754	$ 894,257	$ 4,496,815

	Interest Sensitivity	
	Fixed Rate	Variable Rate
Loans Maturing After One Year	$ 959,339	$ 2,201,672

INVESTMENTS

The investment portfolio is a principal source for funding the Company's loan growth and other liquidity needs of its subsidiaries. The Company's securities portfolio primarily consists of money market securities, collateralized and uncollateralized federal agency securities, municipal obligations of state and political subdivisions, and mortgage-backed securities and collateralized mortgage obligations (MBS/CMO - Residential) issued by U.S. government agencies. Money market securities include federal funds sold, interest-bearing balances with banks, and other short-term investments. The composition of the year-end balances in the investment portfolio is presented in Note 3 (Securities) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report and in the table below:

Investment Portfolio, at Amortized Cost	December 31,					
(dollars in thousands)	2025	%	2024	%	2023	%
Federal Funds Sold and Other Short-term Investments	$ 46,954	2 %	$ 119,543	6 %	$ 36,525	2 %
U.S. Treasury	152,026	8	110,813	6	—	—
Obligations of State and Political Subdivisions	603,528	32	587,963	31	889,940	47
MBS/CMO	795,574	42	817,553	43	761,025	40
US Gov't Sponsored Entities & Agencies	314,604	16	279,711	14	220,295	11
Equity Securities	353	n/m [1]	353	n/m [1]	353	n/m [1]
Total Securities Portfolio	$ 1,913,039	100 %	$ 1,915,936	100 %	$ 1,908,138	100 %

[1] n/m = not meaningful

The amortized cost of investment securities, including federal funds sold and short-term investments, declined $2.9 million, or less than 1%, at year-end 2025 compared to year-end 2024. The amortized cost of the investment securities increased $69.7 million during 2025 partially attributable to the acquisition of Heartland Bank and reinvestment of principal and interest cash flows back into the investment portfolio over the course of the year. The decline in federal funds sold and short-term investments totaling $72.6 million was impacted by the aforementioned redemption of sub-debt totaling $64.3 million.

The amortized cost of investment securities, including federal funds sold and short-term investments, increased $7.8 million, or less than 1%, at year-end 2024 compared to year-end 2023. As previously discussed, during June and July 2024, the Company undertook a partial restructuring of its securities portfolio by selling available-for-sale securities totaling approximately $375.3 million in book value. The tax-equivalent yield on the bonds sold was approximately 3.12% with a duration of approximately 7 years. The proceeds from the securities sold were reinvested in the securities portfolio by the end of the third quarter of 2024.

After the restructuring, the investment portfolio continues to be relatively balanced with agency issued mortgage-related securities and collateralized and uncollateralized federal agency securities totaling 58% and 57% of the total securities portfolio at December 31, 2025 and 2024, respectively. The Company's level of obligations of state and political subdivisions decreased to 32% and 31% of the portfolio at December 31, 2025 and 2024, respectively.

Investment Securities, at Carrying Value
(dollars in thousands)

	December 31,		
Securities Available-for-Sale	**2025**	**2024**	**2023**
U.S. Treasury	$ 152,090	$ 110,864	$ —
Obligations of State and Political Subdivisions	497,606	463,169	768,875
MBS/CMO	719,542	702,179	645,040
US Gov't Sponsored Entities & Agencies	288,156	241,075	182,917
Total Securities	$ 1,657,394	$ 1,517,287	$ 1,596,832

The Company's $1.657 billion available-for-sale investment portfolio provides an additional funding source for the liquidity needs of the Company's subsidiaries and for asset/liability management requirements. Although management has the ability to sell these securities if the need arises, their designation as available-for-sale should not necessarily be interpreted as an indication that management anticipates such sales.

The amortized cost of available-for-sale debt securities at December 31, 2025 is shown in the following table by contractual maturity. MBS/CMO - Residential securities are based on estimated average lives. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations.

Maturities and Average Yields of Securities at December 31, 2025
(dollars in thousands)

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury	$ 152,026	3.81 %	$ —	— %	$ —	— %	$ —	— %
Obligations of State and Political Subdivisions	2,359	4.49 %	10,867	3.49 %	62,323	2.91 %	527,979	2.90 %
MBS/CMO	1	6.81 %	2,180	3.41 %	39,050	3.64 %	754,343	2.81 %
US Gov't Sponsored Entities & Agencies	260	2.01 %	9,951	4.58 %	330	2.24 %	304,063	3.22 %
Total Securities	$ 154,646	3.82 %	$ 22,998	3.95 %	$ 101,703	3.19 %	$1,586,385	2.92 %

A tax-equivalent adjustment using a tax rate of 21 percent was used in the above table.

CONTRACTUAL OBLIGATIONS

In addition to the other uses of funds discussed previously, the Company has certain contractual obligations to make cash payments. These contractual obligations primarily consist of borrowings from the Federal Home Loan Bank ("FHLB"), junior subordinated debentures, deposits, repurchase agreements, and lease commitments for certain office facilities. A summary of these payment obligations is set forth below.

Contractual and Other Obligations
(dollars in thousands)

	Payments Due In		
	One Year or Less	Over One Year	Total
Deposits without Stated Maturities	$ 5,700,205	$ —	$ 5,700,205
Time Deposits	1,074,869	214,668	1,289,537
Federal Home Loan Bank Advances	—	100,000	100,000
Other Borrowings (Subordinated Notes and Debentures)	—	36,694	36,694
Federal Funds Purchased	—	—	—
Securities Sold under Repurchase Agreements	43,852	—	43,852
Lease Obligations	2,065	7,306	9,371
Total Contractual and Other Obligations	$ 6,820,991	$ 358,668	$ 7,179,659

In the normal course of business, the Company makes commitments to extend credit and commitments to sell loans, which are not reflected in its consolidated financial statements. For further information about such commitments, see Note 15 (Commitments and Off-balance Sheet Items) in Notes to the Consolidated Financial Statements included in Item 8 of this Report.

SOURCES OF FUNDS

The Company's primary source of funding is its base of core customer deposits. Core deposits consist of demand deposits, savings, interest-bearing checking, money market accounts, and certificates of deposit of less than $100,000. Other deposit sources include certificates of deposit of $100,000 or more and brokered deposits. The deposit base remains diverse with stable and manageable exposure to uninsured and uncollateralized deposits of approximately 25% of total deposits.

Other funding sources include overnight borrowings from other financial institutions and securities sold under agreement to repurchase. The membership of the Company's affiliate bank in the Federal Home Loan Bank System provides a significant additional source for both long and short-term collateralized borrowings. In addition, the Company, as a separate and distinct corporation from its bank and other subsidiaries, also has the ability to borrow funds from other financial institutions and to raise debt or equity capital from the capital markets and other sources. The following pages contain a discussion of changes in funding sources.

The table below illustrates changes between years in the average balances of all funding sources:

Funding Sources - Average Balances (dollars in thousands)	**December 31,**			**% Change From Prior Year**	
	2025	**2024**	**2023**	**2024**	**2023**
Demand Deposits					
Non-interest-bearing	**$ 1,851,978**	$ 1,420,412	$ 1,553,082	**30 %**	(9)%
Interest-bearing	**1,882,386**	1,720,823	1,826,232	**9**	(6)
Savings Deposits	**608,139**	507,203	572,623	**20**	(11)
Money Market Accounts	**1,242,978**	784,047	656,396	**59**	19
Other Time Deposits	**414,442**	334,958	256,909	**24**	30
Total Core Deposits	**5,999,923**	4,767,443	4,865,242	**26**	(2)
Certificates of Deposits of $100,000 or more and Brokered Deposits	**915,196**	537,471	331,233	**70**	62
FHLB Advances and Other Borrowings	**215,334**	196,480	210,837	**10**	(7)
Total Funding Sources	**$ 7,130,453**	$ 5,501,394	$ 5,407,312	**30**	2

Maturities of certificates of deposit of $100,000 or more are summarized as follows:
(dollars in thousands)

	3 Months Or Less	**3 - 6 Months**	**6 - 12 Months**	**Over 12 Months**	**Total**
December 31, 2025	$ 387,210	$ 229,450	$ 83,342	$ 113,639	$ 813,641

CORE DEPOSITS

The Company's overall level of average core deposits increased approximately $1.2 billion, or 26%, during 2025 compared with 2024. This increase was largely attributable to the Heartland acquisition. As of December 31, 2025, average core deposits from the Heartland acquisition totaled approximately $1.2 billion.

The Company's overall level of average core deposits declined approximately $98.6 million, or 2%, during 2024 compared with 2023. Competitive deposit pricing in the marketplace as well as customers actively looking for yield opportunities within and outside the banking industry were contributing factors to the decline in total deposits throughout 2024.

The Company's ability to attract core deposits continues to be influenced by competition and the interest rate environment, as well as the availability of alternative investment products. Core deposits continue to represent a significant funding source for the Company's operations and represented 84% of average funding sources during 2025 compared with 87% during 2024 and 90% during 2023.

Demand, savings, and money market deposits have provided a growing source of funding for the Company in each of the periods reported. Average demand, savings, and money market deposits increased 26% during 2025 and declined 4% during 2024. Average demand, savings, and money market deposits totaled $5.585 billion or 93% of core deposits (78% of total funding sources) in 2025 compared with $4.432 billion or 93% of core deposits (81% of total funding sources) in 2024 and $4.608 billion or 95% of core deposits (85% of total funding sources) in 2023. Notably, non-interest deposits have remained relatively stable as a percent of average total core deposits at approximately 31% during 2025 compared to 30% in 2024 and 32% in 2023.

Other time deposits consist of certificates of deposits in denominations of less than $100,000. These average deposits increased by 44% in 2025 following an increase of 30% during 2024. Other time deposits comprised of 8% of core deposits in 2025 compared to 7% in 2024 and 5% in 2023.

OTHER FUNDING SOURCES

Certificates of deposits in denominations of $100,000 or more and brokered deposits are an additional source of other funding for the Company's bank subsidiary and are used as both long-term and short-term funding sources. On an average basis, large denomination and brokered certificates increased $377.7 million, or 70%, during 2025. This follows an increase of $206.2 million, or 62%, during 2024. Large certificate deposits and brokered deposits comprised approximately 13% of average total funding sources in 2025 compared with 10% in 2024 and 6% in 2023.

At December 31, 2025, the Company had brokered deposits totaling $36.2 million compared to no brokered deposits at December 31, 2024 and 2023. The Company also participates in a reciprocal deposit program. Reciprocal Deposits totaled $153.1 million at December 31, 2025 and $96.8 million at December 31, 2024.

FHLB advances and other borrowings represent another source of other funding for the Company. Average borrowed funds increased $18.9 million, or 10%, during 2025 following a decrease of $14.4 million, or 7%, during 2024. Borrowings comprised approximately 3% of average total funding sources during 2025 compared with 4% in each of 2024 and 2023.

The bank subsidiary of the Company also utilizes short-term funding sources from time to time. These sources consist of overnight federal funds purchased from other financial institutions, secured repurchase agreements that generally mature within one day of the transaction date, and secured overnight variable rate borrowings from the FHLB and the Federal Reserve Bank. These borrowings represent an important source of short-term liquidity for the Company's bank subsidiary.

The Company's bank subsidiary is authorized by its Board to borrow up to $1.68 billion at the FHLB, but availability at December 31, 2025 was limited to approximately $619 million based on the then pledged collateral and outstanding borrowings. In addition, the Company had a borrowing capacity of approximately $749 million at the Federal Reserve Bank as of December 31, 2025, based on the then pledged collateral. The capacity for borrowings from the FHLB and the Federal Reserve Bank could be increased, in each case, by the Company pledging additional available collateral. The Company's Asset/Liability Committee closely monitors the availability of these sources as part of its overall oversight and management of the bank subsidiary's liquidity.

Long-term debt at the Company's bank subsidiary is in the form of FHLB advances, which are secured by the pledge of certain investment securities, residential and housing-related mortgage loans, and certain other commercial real estate loans. See Note 8 (FHLB Advances and Other Borrowings) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report for further information regarding borrowed funds.

PARENT COMPANY FUNDING SOURCES

The parent company is a corporation separate and distinct from its bank and other subsidiaries. For information regarding the financial condition, result of operations, and cash flows of the Company, presented on a parent-company-only basis, see Note 19 (Parent Company Financial Statements) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

The Company uses funds at the parent company level to pay dividends to its shareholders, to acquire or make other investments in other businesses or their securities or assets, to repurchase its stock from time to time, and for other general corporate purposes. The parent company does not have access to the deposits and certain other sources of funds that are available to its bank subsidiary to support its operations. Instead, the parent company has historically derived most of its revenues from dividends paid to the parent company by its bank subsidiary. The Company's banking subsidiary is subject to statutory restrictions on its ability to pay dividends to the parent company. See Note 9 (Shareholders' Equity) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which is incorporated herein by reference. The parent company has, from time-to-time, supplemented the dividends received from its subsidiaries with borrowings. For details related to borrowings, see Note 8 (FHLB Advances and Other Borrowings) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

At year-end 2025, the Company had available to it a $15 million revolving line of credit facility that will mature on September 23, 2026. Borrowings are available for general working capital purposes. Interest is payable quarterly at a floating rate based upon term SOFR rate plus a margin payable in respect of any principal amounts advanced under the revolving line of credit. There was no outstanding balance as of December 31, 2025.

The Company is exposed to various types of business risk on an on-going basis. These risks include credit risk, liquidity risk and interest rate risk. Various procedures are employed at the Company's subsidiary bank to monitor and mitigate risk in the loan and investment portfolios, as well as risks associated with changes in interest rates. Following is a discussion of the Company's philosophies and procedures to address these risks.

LENDING AND LOAN ADMINISTRATION

Primary responsibility and accountability for day-to-day lending activities rests with the Company's subsidiary bank. Loan personnel at the subsidiary bank have the authority to extend credit under guidelines approved by the Bank's board of directors. The executive loan committee serves as a vehicle for communication and for the pooling of knowledge, judgment and experience of its members. The committee provides valuable input to lending personnel, acts as an approval body, and monitors the overall quality of the Bank's loan portfolio. The Credit Risk Management Committee, comprised of members of the executive and senior management team, strives to ensure a consistent application of the Company's lending policies. The Company also maintains a comprehensive risk-grading and loan review program, which includes quarterly reviews of problem loans, delinquencies and charge-offs. The purpose of this program is to evaluate loan administration, credit quality, loan documentation and the adequacy of the allowance for credit losses.

The Company maintains an allowance for credit losses to cover management's estimate of all expected credit losses over the expected contractual life of the loan portfolio. Management estimates the required level of allowance for credit losses using past loan loss experience, information about specific borrower situations and estimated collateral values, along with reasonable and supportable forecasts, judgmentally adjusted for economic, external and internal quantitative and qualitative factors and portfolio trends. Economic factors include evaluating changes in international, national, regional and local economic and business conditions that affect the collectability of the loan portfolio. Internal factors include evaluating changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; and changes in experience, ability and depth of lending management and staff. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance for credit losses is comprised of: (a) specific reserves on individual credits; and (b) general reserves for certain loan categories and industries, and overall historical loss experience; based on performance trends in the loan portfolios, current economic conditions, and other factors that influence the level of estimated credit losses. The need for specific reserves are considered for credits when: (a) the customer's cash flow or net worth appears insufficient to repay the loan; (b) the loan has been criticized in a regulatory examination; (c) the loan is on non-accrual; or, (d) other reasons where the ultimate collectability of the loan is in question, or the loan characteristics require special monitoring.

Allowance for Credit Losses
(dollars in thousands)

	Years Ended December 31,				
	2025	2024	2023	2022	2021
Balance of Allowance for Expected Credit Losses at Beginning of Period	$ 44,436	$ 43,765	$ 44,168	$ 37,017	$ 46,859
Impact of Change in Accounting Method	(7)	—	—	—	—
Loans Charged-off:					
Commercial and Industrial Loans and Leases	764	223	1,792	1,149	2,777
Commercial Real Estate Loans	26	308	56	79	10
Agricultural Loans	—	8	27	—	—
Home Equity, Consumer Loans and Credit Cards	2,668	2,362	1,858	1,598	1,003
Residential Mortgage Loans	114	—	58	24	45
Total Loans Charged-off	3,572	2,901	3,791	2,850	3,835
Recoveries of Previously Charged-off Loans:					
Commercial and Industrial Loans and Leases	49	55	154	26	61
Commercial Real Estate Loans	—	83	76	24	40
Agricultural Loans	—	2	—	—	—
Home Equity, Consumer Loans and Credit Cards	832	657	605	479	359
Residential Mortgage Loans	21	—	3	5	33
Total Recoveries	902	797	838	534	493
Net Loans Recovered (Charged-off)	(2,670)	(2,104)	(2,953)	(2,316)	(3,342)
Acquisitions (Day 1 and Day 2 Impact)	32,703	—	—	3,117	—
Additions to Allowance Charged to Expense	3,232	2,775	2,550	6,350	(6,500)
Balance at End of Period	$ 77,694	$ 44,436	$ 43,765	$ 44,168	$ 37,017
Net Charge-offs (Recoveries) to Average Loans Outstanding	0.05 %	0.05 %	0.08 %	0.06 %	0.11 %
Provision for Credit Losses to Average Loans Outstanding	0.09 %	0.07 %	0.07 %	0.17 %	(0.21)%
Allowance for Credit Losses to Total Loans at Year-end	1.32 %	1.08 %	1.10 %	1.17 %	1.23 %

The following table indicates the breakdown of the allowance for credit losses for the periods indicated (dollars in thousands):

	Years Ended December 31,				
	2025	2024	2023	2022	2021
Commercial and Industrial Loans and Leases	$ 20,754	$ 7,456	$ 8,267	$ 13,958	$ 9,754
Commercial Real Estate Loans	40,626	25,818	25,923	21,598	19,245
Agricultural Loans	3,324	4,917	3,837	4,188	4,505
Home Equity, Consumer Loans and Credit Cards	5,352	3,443	2,976	2,196	1,808
Residential Mortgage Loans	7,638	2,802	2,762	2,228	1,705
Unallocated	—	—	—	—	—
Total Allowance for Credit Losses	$ 77,694	$ 44,436	$ 43,765	$ 44,168	$ 37,017

The Company's allowance for credit losses totaled $77.7 million at December 31, 2025 compared to $44.4 million at December 31, 2024. The allowance for credit losses represented 1.32% of period-end loans at December 31, 2025 compared with 1.08% of period-end loans at December 31, 2024.

The Company added $32.7 million to the allowance for credit losses in conjunction with the closing of the Heartland acquisition on February 1, 2025, related to the Heartland loan portfolio. Of the increase in the allowance for credit losses for the Heartland portfolio, $16.2 million was recorded through the "Day 2" provision for credit losses under the CECL methodology. In a transaction like the Heartland merger, the current accounting rules require the acquirer to recognize an allowance for credit losses in the period of acquisition for both purchased credit deterioration ("PCD") assets and non-PCD assets. The determination of PCD versus non-PCD determines how the allowance for credit loss flows through the financial statements. For PCD assets, the gross-up method includes the impact in the "Day 1" business combination entries with no impact to expense. For non-PCD assets, the impact is reflected outside of the business combination entries (sometimes referred to as "Day 2") and is reflected in expense.

Under the CECL methodology, certain acquired loans continue to carry a fair value discount as well as an allowance for credit losses. As of December 31, 2025, the Company held net discounts on acquired loans of $52.8 million, which included $50.7 million related to the Heartland loan portfolio.

The Company added $9.4 million to the allowance for credit losses in conjunction with the closing of the CUB acquisition on January 1, 2022 related to the CUB loan portfolio. Of the increase in allowance for credit losses for the CUB portfolio, $6.3 million was recorded through the provision for credit losses on "Day 2" under the CECL methodology for non-PCD loans. The Company also acquired $29.9 million in PCD loans (at time of acquisition) for which the company recorded a credit adjustment of $3.1 million which was included in the allowance for credit losses.

The Company realized net charge-offs of $2,670,000, or 0.05% of average loans outstanding, during 2025 compared with $2,104,000, or 0.05% of average loans outstanding, during 2024 and $2,953,000, or 0.08% of average loans outstanding, during 2023.

Please see "RESULTS OF OPERATIONS - Provision for Credit Losses" and "CRITICAL ACCOUNTING POLICIES AND ESTIMATES - Allowance for Credit Losses" for additional information regarding the allowance.

NON-PERFORMING ASSETS

Non-performing assets consist of: (a) non-accrual loans; (b) loans which have been renegotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower; (c) loans past due 90 days or more as to principal or interest; and, (d) other real estate owned. Loans are placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower's ability to repay becomes doubtful. Uncollected accrued interest is reversed against income at the time a loan is placed on non-accrual. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection. The following table presents an analysis of the Company's non-performing assets.

Non-performing Assets	December 31,				
(dollars in thousands)	2025	2024	2023	2022	2021
Non-accrual Loans	$ 29,319	$ 10,934	$ 9,136	$ 12,888	$ 14,602
Past Due Loans (90 days or more and accruing)	92	188	55	1,427	156
Total Non-performing Loans	29,411	11,122	9,191	14,315	14,758
Other Real Estate	68	—	—	—	—
Total Non-performing Assets	$ 29,479	$ 11,122	$ 9,191	$ 14,315	$ 14,758
Restructured Loans	$ —	$ —	$ —	$ —	$ 104
Non-performing Loans to Total Loans	0.50 %	0.27 %	0.23 %	0.38 %	0.49 %
Allowance for Credit Losses to Non-performing Loans	264.17 %	399.53 %	476.17 %	308.54 %	250.83 %

The following tables present an analysis of the Company's non-accrual loans and loans past due 90 days or more and still accruing.

Non-Accrual Loans	December 31,									
(dollars in thousands)	2025		2024		2023		2022		2021	
Commercial and Industrial Loans and Leases	$	16,549	$	5,018	$	3,707	$	7,936	$	10,530
Commercial Real Estate Loans		6,303		1,745		1,889		1,950		2,243
Agricultural Loans		3,123		765		879		1,062		1,136
Home Equity Loans		776		1,087		1,033		310		24
Consumer Loans and Credit Cards		181		117		253		400		82
Residential Mortgage Loans		2,387		2,202		1,375		1,230		587
Total	$	29,319	$	10,934	$	9,136	$	12,888	$	14,602

Loans Past Due 90 Days or More & Still Accruing	December 31,									
(dollars in thousands)	2025		2024		2023		2022		2021	
Commercial and Industrial Loans and Leases	$	—	$	—	$	—	$	1,427	$	—
Commercial Real Estate Loans		92		183		55		—		156
Agricultural Loans		—		5		—		—		—
Home Equity Loans		—		—		—		—		—
Consumer Loans and Credit Cards		—		—		—		—		—
Residential Mortgage Loans		—		—		—		—		—
Total	$	92	$	188	$	55	$	1,427	$	156

Non-performing assets totaled $29.5 million, or 0.35% of total assets, at December 31, 2025 compared to $11.1 million, or 0.18% of total assets, at December 31, 2024 and compared to $9.2 million, or 0.15% of total assets, at December 31, 2023. Non-performing loans totaled $29.4 million, or 0.50% of total loans, at December 31, 2025 compared to $11.1 million, or 0.27% of total loans, at December 31, 2024 and compared with $9.2 million, or 0.23% of total loans, at December 31, 2023.

The increase in non-performing assets at December 31, 2025 compared with year-end 2024 is largely attributable to the Heartland acquisition with non-performing assets from the Heartland acquisition totaling approximately $18.6 million at year-end 2025. Total non-performing loans increased in 2024 as compared to 2023; however, there was no significant loss exposure on this increase.

For additional detail on individually analyzed loans, see Note 5 (Loans) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

During the period in which loans were non-performing, interest income recognized on non-performing loans for 2025 was $581,000. The gross interest income that would have been recognized in 2025 on non-performing loans if the loans had been current in accordance with their original terms was $3,220,000. Loans are typically placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more, unless the loan is well secured and in the process of collection.

LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

Liquidity is a measure of the ability of the Company's subsidiary bank to fund new loan demand, existing loan commitments and deposit withdrawals. The purpose of liquidity management is to match sources of funds with anticipated customer borrowings and withdrawals and other obligations to ensure a dependable funding base, without unduly penalizing earnings. Failure to properly manage liquidity requirements can result in the need to satisfy customer withdrawals and other obligations on less than desirable terms. The liquidity of the parent company is dependent upon the receipt of dividends from its bank subsidiary, which are subject to certain regulatory limitations explained in Note 9 (Shareholders' Equity) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report. The subsidiary bank's source of funding is predominately core deposits, time deposits in excess of $100,000 and brokered certificates of deposit, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank and Federal Reserve Bank.

Interest rate risk is the exposure of the Company's financial condition to adverse changes in market interest rates. In an effort to estimate the impact of sustained interest rate movements to the Company's earnings, the Company monitors interest rate risk through computer-assisted simulation modeling of its net interest income. The Company's simulation modeling monitors the potential impact to net interest income under various interest rate scenarios. The Company's objective is to actively manage its asset/liability position within a one-year interval and to limit the risk in any of the interest rate scenarios to a reasonable level of tax-equivalent net interest income within that interval. The Company's Asset/Liability Committee monitors compliance within established guidelines of the Funds Management Policy. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk section for further discussion regarding interest rate risk.

USE OF NON-GAAP FINANCIAL MEASURES

The accounting and reporting policies of German American Bancorp, Inc. (the "Company") conform to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. As a supplement to GAAP, the Company has provided certain, non-GAAP financial measures, which it believes are useful because they assist investors in assessing the Company's operating performance. Specifically, the Company has presented its net income, earnings per share, provision for credit losses, non-interest expense, non-interest income, efficiency ratio, return on average assets, return on average equity, return on tangible equity, and net interest margin on an as adjusted basis for the periods set forth below to reflect the exclusion of the following items: (1) the Current Expected Credit Losses ("CECL") "Day 2" provision expense for acquired loans that have only insignificant credit deterioration (i.e., non-PCD loans) related to the Heartland merger; (2) non-recurring expenses related to the Heartland merger; (3) the net gain on the extinguishment of debt resulting from the redemption of certain subordinated notes on September 15, 2025 and December 30, 2025; (4) the operating results for German American Insurance, Inc. ("GAI"), whose assets were sold effective June 1, 2024; (5) the gain on the sale of GAI assets; and (6) the loss related to the securities portfolio restructuring transaction that occurred in the second quarter of 2024. Management believes excluding such items from these financial measures may be useful in assessing the Company's underlying operational performance since the applicable transactions do not pertain to its core business operations and exclusion may facilitate better comparability between periods. In addition, management believes that by excluding such items the measures are useful to the Company, as well as analysts and investors, in assessing operating performance. Management also believes excluding these items may enhance comparability for peer comparison purposes.

Management believes that it is standard practice in the banking industry to present the efficiency ratio and net interest margin on a fully tax-equivalent basis and that, by doing so, it may enhance comparability for peer comparison purposes. The tax-equivalent adjustment to net interest income (for purposes of the efficiency ratio) and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%.

Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

NON-GAAP RECONCILIATIONS

Non-GAAP Reconciliation – Net Income and Earnings Per Share	Year Ended		
(Dollars in Thousands, except per share amounts)	12/31/2025	12/31/2024	12/31/2023
Net Income, as reported	$ 112,635	$ 83,811	$ 85,888
Adjustments:			
Plus: CECL Day 2 non-PCD provision	12,150	—	—
Plus: Non-recurring merger-related expenses	5,418	1,082	—
Less: Gain (loss) on debt extinguishment	519	—	—
Less: Loss on securities restructuring	—	(27,189)	—
Less: Income from GAI operations	—	767	—
Less: Gain on sale of GAI assets	—	27,476	—
Adjusted Net Income	$ 129,684	$ 83,839	$ 85,888
Weighted Average Shares Outstanding	36,796,342	29,656,416	29,557,567
Earnings Per Share, as reported	$ 3.06	$ 2.83	$ 2.91
Earnings Per Share, as adjusted	$ 3.52	$ 2.83	$ 2.91

Non-GAAP Reconciliation – Non-Interest Income and Non-Interest Expense

(Dollars in Thousands)		Year Ended				
		12/31/2025		12/31/2024		12/31/2023
Non-Interest Income	$	67,312	$	62,660	$	60,261
Less: Gains (Losses) on securities		—		105		—
Less: Loss on securities restructuring		—		(34,893)		—
Less: Gain (loss) on debt extinguishment		692		—		—
Less: Revenue from GAI operations		—		4,434		—
Less: Gain on sale of GAI assets		—		38,323		—
Adjusted Non-Interest Income	$	66,620	$	54,691	$	60,261
Non-Interest Expense	$	201,949	$	146,377	$	144,497
Less: Non-recurring merger-related expenses		6,996		1,370		—
Less: Expense from GAI operations		—		3,414		—
Less: Expense from sale of GAI assets		—		1,816		—
Adjusted Non-Interest Expense	$	194,953	$	139,777	$	144,497

Non-GAAP Reconciliation – Efficiency Ratio

(Dollars in Thousands)		Year Ended				
		12/31/2025		12/31/2024		12/31/2023
Adjusted Non-Interest Expense (from above)	$	194,953	$	139,777	$	144,497
Less: Intangible Amortization		10,148		2,032		2,840
Adjusted Non-Interest Expense excluding Intangible Amortization	$	184,805	$	137,745	$	141,657
Net Interest Income	$	294,132	$	190,591	$	190,433
Add: FTE Adjustment		5,437		5,494		6,486
Net Interest Income (FTE)		299,569		196,085		196,919
Adjusted Non-Interest Income (from above)		66,620		54,691		60,261
Total Adjusted Total Revenue	$	366,189	$	250,776	$	257,180
Efficiency Ratio		52.28 %		49.18 %		55.09 %
Adjusted Efficiency Ratio		50.47 %		54.93 %		55.09 %

Non-GAAP Reconciliation – Net Interest Margin

(Dollars in Thousands)		Year Ended				
		12/31/2025		12/31/2024		12/31/2023
Net Interest Income (FTE) from above	$	299,569	$	196,085	$	196,919
Less: Accretion of Discount on Acquired Loans		15,556		1,507		—
Adjusted Net Interest Income (FTE)	$	284,013	$	194,578	$	196,919
Average Earning Assets	$	7,453,650	$	5,722,010	$	5,504,219
Net Interest Margin (FTE)		4.02 %		3.43 %		3.58 %
Adjusted Net Interest Margin (FTE)		3.81 %		3.40 %		3.58 %

Non-GAAP Reconciliation – Return on Average Assets

(Dollars in Thousands)		Year Ended				
		12/31/2025		12/31/2024		12/31/2023
Adjusted Net Income	$	129,684	$	83,839	$	85,888
Average Assets	$	8,237,194	$	6,233,753	$	6,037,874
Return on Average Assets, as reported		1.37 %		1.34 %		1.42 %
Return on Average Assets, as adjusted		1.57 %		1.34 %		1.42 %

Non-GAAP Reconciliation – Return on Average Equity

		Year Ended				
(Dollars in Thousands)		12/31/2025		12/31/2024		12/31/2023
Adjusted Net Income	$	129,684	$	83,839	$	85,888
Average Equity	$	1,050,990	$	685,862	$	584,106
Return on Average Equity, as reported		10.72 %		12.22 %		14.70 %
Return on Average Equity, as adjusted		**12.34 %**		12.22 %		14.70 %

Non-GAAP Reconciliation – Return on Tangible Equity

		Year Ended				
(Dollars in Thousands)		12/31/2025		12/31/2024		12/31/2023
Adjusted Net Income	$	129,684	$	83,839	$	85,888
Average Equity, as reported	$	1,050,990	$	685,862	$	584,106
Average Intangibles, as reported		395,603		184,664		188,144
Average Tangible Equity	$	655,387	$	501,198	$	395,962
Return on Tangible Equity, as reported		17.19 %		16.72 %		21.69 %
Return on Tangible Equity, as adjusted		**19.79 %**		16.73 %		21.69 %

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee consisting of executive and senior officers of the Company and the Risk Committee of the Board of Directors of the Company. Primary market risks which impact the Company's operations are liquidity risk and interest rate risk.

The liquidity of the parent company is dependent upon the receipt of dividends from its subsidiary bank, which is subject to certain regulatory limitations. The Bank's source of funding is predominately core deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank and the Federal Reserve Bank.

The Company monitors interest rate risk by the use of computer simulation modeling to estimate the potential impact on its net interest income under various interest rate scenarios, and by estimating its static interest rate sensitivity position. Another method by which the Company's interest rate risk position can be estimated is by computing estimated changes in its net portfolio value ("NPV"). This method estimates interest rate risk exposure from movements in interest rates by using interest rate sensitivity analysis to determine the change in the NPV of discounted cash flows from assets and liabilities. NPV represents the market value of portfolio equity and is equal to the estimated market value of assets minus the estimated market value of liabilities.

Computations for measuring both net interest income and NPV are based on a number of assumptions, including the relative levels of market interest rates and prepayments in mortgage loans and certain types of investments. These computations do not contemplate any actions management may undertake in response to changes in interest rates, and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the method of computing both net interest income and NPV. Should interest rates remain or decrease below current levels, the proportion of adjustable rate loans could decrease in future periods due to refinancing activity. In the event of an interest rate change, prepayment levels would likely be different from those assumed in the modeling. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

The Company from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Company's risk management strategy.

The table below provides an assessment of the risk to net interest income over the next 12 months in the event of a sudden and sustained 1% and 2% increase and decrease in prevailing interest rates (dollars in thousands).

Interest Rate Sensitivity as of December 31, 2025 - Net Interest Income

	Net Interest Income	
Changes in Rates	Amount	% Change
+2%	$ 332,568	2.09 %
+1%	329,423	1.12
Base	325,771	—
-1%	320,593	(1.59)
-2%	315,044	(3.29)

The above table is a measurement of the Company's net interest income at risk, assuming a static balance sheet as of December 31, 2025 and instantaneous parallel changes in interest rates. The Company also monitors interest rate risk under other scenarios including a more gradual movement in market interest rates. This type of scenario can at times produce different modeling results in measuring interest rate risk sensitivity.

The table below provides an assessment of the risk to NPV in the event of a sudden and sustained 1% and 2% increase and decrease in prevailing interest rates (dollars in thousands).

Interest Rate Sensitivity as of December 31, 2025 - Net Portfolio Value

	Net Portfolio Value		Net Portfolio Value as a % of Present Value of Assets	
Changes in Rates	Amount	% Change	NPV Ratio	Change
+2%	$ 1,080,478	(5.53)%	14.46 %	(9) b.p.
+1%	1,115,142	(2.49)	14.55	—
Base	1,143,676	—	14.55	—
-1%	1,167,924	2.12	14.47	(8) b.p.
-2%	1,187,161	3.80	14.31	(24) b.p.

The above discussion, and the portions of MANAGEMENT'S DISCUSSION AND ANALYSIS in Item 7 of this Report that are referenced in the above discussion contain statements relating to future results of the Company that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, simulation of the impact on net interest income from changes in interest rates. Actual results may differ materially from those expressed or implied therein as a result of certain risks and uncertainties, including those risks and uncertainties expressed above, those that are described in MANAGEMENT'S DISCUSSION AND ANALYSIS in Item 7 of this Report, and those that are described in Item 1 of this Report, "Business," under the caption "Forward-Looking Statements and Associated Risks," which discussions are incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of German American Bancorp, Inc.
Jasper, Indiana

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of German American Bancorp, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates

Allowance for Credit Losses on Loans - Weighting of Economic Forecasting Scenarios

As discussed in Notes 1 and 5 the allowance for credit losses (the "ACL") is an accounting estimate of expected credit losses over the estimated life of loans. The Company's loan portfolio, measured at amortized cost, is presented at the net amount expected to be collected. Estimates of expected credit losses on loans are based on historical experience, current conditions and reasonable and supportable forecasts over the life of the loans.

The Company measures expected credit losses based on pooled loans when similar risk characteristics exist primarily utilizing a discounted cash flow ("DCF") model. The discounted cash flow approach used by the Company utilizes loan-level cash flow projections, pool-level assumptions, multiple economic scenarios from Moody's, historical and peer group losses and qualitative assumptions. The Company evaluates multiple economic scenarios that are designed to capture a range of supportable macroeconomic conditions, taking into consideration the forecasted direction of the economic and business environment and its likely impact on the estimated allowance as compared to the historical losses over the reasonable and supportable time frame. The Company determines the weighting of each scenario based upon historical trends and economic, monetary, and fiscal conditions within the Company's footprint that could impact future credit losses. The Company then adjusts results for certain qualitative factors to reflect the extent to which management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated.

The auditing of the weighting of the economic forecasting scenarios assessed by management in the calculation of the ACL was identified by us as a critical audit matter because of the significant subjective and complex judgments made by management to determine the weighting, which led to significant auditor judgment and a high degree of auditor subjectivity and audit effort in evaluating management's chosen weightings.

The primary procedures performed to address this critical audit matter included:

• Testing the effectiveness of management's controls addressing:

    o Evaluation of the appropriateness of the key judgments used in the determination of the weightings of the economic scenarios used in the quantitative calculation.

o Evaluation of the relevance and reliability of data used in the determination of the weightings of the economic scenarios used in the quantitative calculation.

• Substantive testing included:

o Evaluating management's methodology, judgments and the relevance and reliability of data used in the determination of the weighting of the economic scenarios used in the quantitative calculation.



Crowe LLP

We have served as the Company's auditor since 1977.

Indianapolis, Indiana
February 26, 2026

Consolidated Balance Sheets
Dollars in thousands, except share and per share data

	December 31,	
	2025	**2024**
ASSETS		
Cash and Due from Banks	$ **71,428**	$ 69,249
Federal Funds Sold and Other Short-term Investments	**46,954**	119,543
Cash and Cash Equivalents	**118,382**	188,792
Interest-bearing Time Deposits with Banks	**500**	500
Securities Available-for-Sale, at Fair Value (Amortized Cost $1,865,732 for December 31, 2025; Amortized Cost $1,796,040 for December 31, 2024; No Allowance for Credit Losses)	**1,657,394**	1,517,287
Other Investments	**353**	353
Loans Held-for-Sale, at Fair Value	**7,817**	8,239
Loans	**5,884,448**	4,133,267
Less: Unearned Income	**(9,351)**	(8,365)
Allowance for Credit Losses	**(77,694)**	(44,436)
Loans, Net	**5,797,403**	4,080,466
Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost	**17,688**	14,423
Premises, Furniture and Equipment, Net	**139,001**	104,045
Other Real Estate	**68**	—
Goodwill	**375,470**	179,025
Intangible Assets	**33,790**	4,018
Company Owned Life Insurance	**109,585**	86,710
Accrued Interest Receivable and Other Assets	**131,329**	112,052
TOTAL ASSETS	$ **8,388,780**	$ 6,295,910
LIABILITIES		
Non-interest-bearing Demand Deposits	$ **1,944,831**	$ 1,399,270
Interest-bearing Demand, Savings, and Money Market Accounts	**3,755,374**	3,013,204
Time Deposits	**1,289,537**	916,601
Total Deposits	**6,989,742**	5,329,075
FHLB Advances and Other Borrowings	**182,683**	210,131
Accrued Interest Payable and Other Liabilities	**54,030**	41,637
TOTAL LIABILITIES	**7,226,455**	5,580,843
Commitments and Contingencies (See Note 15)		
SHAREHOLDERS' EQUITY		
Common Stock, no par value, $1 stated value; 45,000,000 shares authorized	**37,496**	29,677
Additional Paid-in Capital	**706,818**	392,266
Retained Earnings	**582,945**	513,588
Accumulated Other Comprehensive Income (Loss)	**(164,934)**	(220,464)
TOTAL SHAREHOLDERS' EQUITY	**1,162,325**	715,067
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ **8,388,780**	$ 6,295,910
End of period shares issued and outstanding	**37,495,679**	29,677,093

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income
Dollars in thousands, except per share data

	Years Ended December 31,		
	2025	**2024**	**2023**
INTEREST INCOME			
Interest and Fees on Loans	**$ 358,597**	$ 240,241	$ 212,517
Interest on Federal Funds Sold and Other Short-term Investments	**10,817**	7,697	1,677
Interest and Dividends on Securities:			
Taxable	**37,041**	26,586	20,614
Non-taxable	**13,634**	16,519	21,848
TOTAL INTEREST INCOME	**420,089**	291,043	256,656
INTEREST EXPENSE			
Interest on Deposits	**115,092**	90,622	56,916
Interest on FHLB Advances and Other Borrowings	**10,865**	9,830	9,307
TOTAL INTEREST EXPENSE	**125,957**	100,452	66,223
NET INTEREST INCOME	**294,132**	190,591	190,433
Provision for Credit Losses	**19,425**	2,775	2,550
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**274,707**	187,816	187,883
NON-INTEREST INCOME			
Wealth Management Fees	**16,808**	14,416	11,711
Service Charges on Deposit Accounts	**15,083**	12,669	11,538
Insurance Revenues	**—**	4,384	9,596
Company Owned Life Insurance	**2,555**	2,058	1,731
Interchange Fee Income	**19,598**	17,125	17,452
Sale of Assets of German American Insurance	**—**	38,323	—
Other Operating Income	**8,758**	5,419	5,830
Net Gains on Sales of Loans	**4,510**	3,054	2,363
Net Gains (Losses) on Securities	**—**	(34,788)	40
TOTAL NON-INTEREST INCOME	**67,312**	62,660	60,261
NON-INTEREST EXPENSE			
Salaries and Employee Benefits	**107,742**	82,257	83,244
Occupancy, Furniture and Equipment Expense	**19,634**	14,944	14,467
FDIC Premiums	**3,800**	2,908	2,829
Data Processing Fees	**17,579**	12,243	11,112
Professional Fees	**10,418**	8,147	5,575
Advertising and Promotion	**5,153**	3,939	4,857
Intangible Amortization	**10,148**	2,032	2,840
Other Operating Expenses	**27,475**	19,907	19,573
TOTAL NON-INTEREST EXPENSE	**201,949**	146,377	144,497
Income before Income Taxes	**140,070**	104,099	103,647
Income Tax Expense	**27,435**	20,288	17,759
NET INCOME	**$ 112,635**	$ 83,811	$ 85,888
Basic Earnings per Share	**$ 3.06**	$ 2.83	$ 2.91
Diluted Earnings per Share	**$ 3.06**	$ 2.83	$ 2.91

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income
Dollars in thousands

	Years Ended December 31,		
	2025	**2024**	**2023**
NET INCOME	$ **112,635**	$ 83,811	$ 85,888
Other Comprehensive Income (Loss):			
Unrealized Gains (Losses) on Securities:			
Unrealized Holding Gain (Loss) Arising During the Period	**70,415**	(39,113)	58,769
Reclassification Adjustment for Gains Included in Net Income	**—**	34,788	(40)
Tax Effect	**(14,885)**	921	(12,351)
Net of Tax	**55,530**	(3,404)	46,378
Total Other Comprehensive Income (Loss)	**55,530**	(3,404)	46,378
COMPREHENSIVE INCOME	$ **168,165**	$ 80,407	$ 132,266

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Dollars in thousands, except share and per share data

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
	Shares	Amount				
Balances, December 31, 2022	29,493,193	$ 29,493	$ 387,171	$ 405,167	$ (263,438)	$ 558,393
Net Income				85,888		85,888
Other Comprehensive Income (Loss)					46,378	46,378
Cash Dividends ($1.00 per share)				(29,433)		(29,433)
Issuance of Common Stock for:						
Restricted Share Grants	91,516	92	2,240			2,332
Balances, December 31, 2023	29,584,709	29,585	389,411	461,622	(217,060)	663,558
Net Income				83,811		83,811
Other Comprehensive Income (Loss)					(3,404)	(3,404)
Cash Dividends ($1.08 per share)				(31,845)		(31,845)
Issuance of Common Stock for:						
Restricted Share Grants	92,384	92	2,855			2,947
Balances, December 31, 2024	29,677,093	29,677	392,266	513,588	(220,464)	715,067
Net Income				**112,635**		**112,635**
Other Comprehensive Income (Loss)					**55,530**	**55,530**
Cash Dividends ($1.16 per share)				**(43,278)**		**(43,278)**
Issuance of Common Stock for:						
Acquisition of Heartland BancCorp	**7,742,723**	**7,743**	**311,754**			**319,497**
Restricted Share Grants	**75,863**	**76**	**2,798**			**2,874**
Balances, December 31, 2025	**37,495,679**	**$ 37,496**	**$ 706,818**	**$ 582,945**	**$ (164,934)**	**$ 1,162,325**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
Dollars in thousands

		Years Ended December 31,	
CASH FLOWS FROM OPERATING ACTIVITIES	**2025**	**2024**	**2023**
Net Income	$ 112,635	$ 83,811	$ 85,888
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:			
Net Amortization on Securities	(1,685)	2,161	5,566
Depreciation and Amortization	18,714	9,277	9,560
Loans Originated for Sale	(171,177)	(134,521)	(106,781)
Proceeds from Sales of Loans Held-for-Sale	176,327	134,589	112,525
Provision for Credit Losses	19,425	2,775	2,550
Gain on Sale of Loans, net	(4,510)	(3,054)	(2,363)
Loss (Gain) on Securities, net	—	34,788	(40)
Gain on Sales of Other Real Estate and Repossessed Assets	31	(37)	(83)
Loss (Gain) on Disposition and Donation of Premises and Equipment	(36)	11	(547)
Gain on Debt Extinguishment	(692)	—	—
Loss (Gain) on Disposition of Land	(45)	—	(83)
Increase in Cash Surrender Value of Company Owned Life Insurance	(2,215)	(870)	(1,842)
Equity Based Compensation	2,874	2,947	2,332
Sale of Assets of German American Insurance	—	(36,507)	—
Change in Assets and Liabilities:			
Interest Receivable and Other Assets	7,392	1,748	3,725
Interest Payable and Other Liabilities	2,278	(1,354)	(3,173)
Net Cash from Operating Activities	**159,316**	95,764	107,234
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from Maturities, Calls and Redemptions of Securities Available-for-Sale	565,795	356,471	287,084
Proceeds from Sales of Securities Available-for-Sale	206,875	404,103	114,259
Purchase of Securities Available-for-Sale	(620,316)	(722,304)	(183,302)
Proceeds from Redemption of Federal Home Loan Bank Stock	3,727	264	350
Purchase of Loans	—	—	(1,502)
Proceeds from Sales of Loans Held for Investment	2,391	—	—
Loans Made to Customers, net of Payments Received	(236,185)	(155,957)	(187,624)
Proceeds from Sales of Other Real Estate	17	70	108
Property and Equipment Expenditures	(5,315)	(5,047)	(5,745)
Proceeds from Sale of Land and Building	75	—	3,627
Proceeds from Sale of German American Insurance Assets	—	40,000	—
Acquisition of Heartland Bancorp	22,665	—	—
Net Cash from Investing Activities	**(60,271)**	(82,400)	27,255
CASH FLOWS FROM FINANCING ACTIVITIES			
Change in Deposits	(69,762)	76,205	(96,782)
Change in Short-term Borrowings	(16,937)	(9,105)	(35,193)
Advances in Long-term Debt	25,000	75,000	25,000
Repayments of Long-term Debt	(64,478)	(50,157)	(132)
Dividends Paid	(43,278)	(31,845)	(29,433)
Net Cash from Financing Activities	**(169,455)**	60,098	(136,540)
Net Change in Cash and Cash Equivalents	**(70,410)**	73,462	(2,051)
Cash and Cash Equivalents at Beginning of Year	188,792	115,330	117,381
Cash and Cash Equivalents at End of Year	$ 118,382	$ 188,792	$ 115,330
Cash Paid During the Year for			
Interest	$ 124,182	$ 99,057	$ 60,663
Income Taxes	18,925	17,823	15,375
Supplemental Non Cash Disclosures			
Loans Transferred to Other Real Estate	$ 116	$ —	$ —
Reclass of Land & Buildings to Other Assets	—	—	691
Interest Rate Swap Fair Value Activity	(2,294)	(992)	(2,282)

See Note 20 (Business Combinations, Goodwill and Intangible Assets) regarding non-cash
  transactions included in the acquisition.

See accompanying notes to the consolidated financial statements.

63

Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
For the year ended December 31, 2025 and the last 7 months of 2024, the operations of German American Bancorp, Inc. (the "Company") were primarily comprised of two business segments: core banking, and wealth management services. Prior to June 1, 2024, the operations of the Company included three primary segments: core banking, wealth management services and insurance operations. The accounting and reporting policies of the Company and its subsidiaries conform to U.S. generally accepted accounting principles. The more significant policies are described below. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany accounts and transactions. Certain prior year amounts have been reclassified to conform with current classifications. Reclassifications had no impact on shareholders' equity or net income. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Securities
Debt securities classified as available-for-sale are securities that the Company intends to hold for an indefinite period of time, but not necessarily until maturity. Held-to-maturity securities, when present, are carried at amortized cost. As of December 31, 2025, and 2024, the Company held no securities classified as held-to-maturity. Debt securities classified as available-for-sale include securities that management may use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, or similar reasons. Securities classified as available-for-sale are reported at fair value with unrealized gains or losses included as a separate component of equity (other comprehensive income), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on trade date and determined using the specific identification method.

Investments with readily determinable values (except those accounted for under equity method of accounting or those that result in consolidation of the investee) are measured at fair value with changes in fair value recognized in net income. Equity securities that do not have readily determinable fair values are carried at historical cost and evaluated for impairment on a periodic basis.

Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at fair value. Fair value is determined based on collateral value and prevailing market prices for loans with similar characteristics. Net unrealized gains or losses are recorded through earnings.

Certain mortgage loans held for sale are sold on a servicing released basis while others are sold on a servicing retained basis. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs. Accrued interest receivable totaled $29,501 at December 31, 2025 and was reported in Accrued Interest Receivable and Other Assets on the Consolidated Balance Sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Purchase Credit Deteriorated (PCD) Loans
The Company has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. PCD loans are recorded at the amount paid. An allowance for credit losses on loans is determined using the same methodology as other loans held for investment. The initial allowance for credit losses on loans determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses on loans becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses on loans are recorded through provision expense.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses - Loans

The allowance for credit losses (ACL) is a valuation account that is deducted from the amortized cost of loans receivable to present the net amount expected to be collected on the loans. Loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed, and subsequent recoveries, if any, are credited to the ACL. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. The Company records the changes in the allowance on loans through earnings as a "Provision for Credit Losses" in the Consolidated Statements of Income.

At March 31, 2025, the Company changed its method for estimating the allowance for credit losses to the discounted cash flow model on a prospective basis for all loan segments except for the credit card loan segment. Prior to March 31, 2025, the Company utilized the static pool methodology in determining future credit losses. While both methodologies permit the Company to develop reasonable and supportable forecasts, by utilizing the discounted cash flow method, the Company has the ability to better evaluate multiple economic scenarios by capturing macroeconomic conditions within the model assumptions and calculations. This change in methodology had an insignificant impact on the allowance in 2025.

Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. The methodology for estimating the amount reported in the ACL is the sum of two main components, an allowance assessed on a collective basis for pools of loans that share similar risk characteristics and an allowance assessed on individual loans that do not share similar risk characteristics with other loans.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are also not included in the collective evaluation. When the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date adjusted for selling costs.

Loans that share common risk characteristics are evaluated collectively and the Company employs a methodology to estimate the allowance for these loans that evaluates both quantitative and qualitative factors. To evaluate quantitative factors for loans on a collective basis, the Company pools loans into portfolio segments that share similar risk characteristics. Pooled loan portfolio segments include commercial industrial loans, commercial real estate, agricultural loans, leases, home equity loans, consumer loans, credit cards and residential mortgage loans which are described in more detail below. For pooled loans, the Company utilizes a discounted cash flow (DCF) model to estimate the credit losses over the expected life of the loan.

The discounted cash flow approach estimates cash flows considering principal and interest in accordance with the contractual term of the loan and estimated prepayments. Contractual cash flows are based on the amortized cost and are adjusted for balances guaranteed by governmental entities. Estimated cash flows also reflect calculated probabilities of default, loss given default rates, and prepayment and curtailment estimates, as well as qualitative factors. The probability of default estimates are generated using a regression model that estimates the likelihood of a loan being charged-off during its life. The regression model uses combinations of variables to assess historical loss correlations to economic factors and these variables become model forecast inputs for economic factors that are updated in the model each period.

The Company utilizes and evaluates multiple economic scenarios from Moody's that are designed to capture a range of supportable macroeconomic conditions, taking into consideration the forecasted direction of the economic and business environment and its likely impact on the estimated allowance as compared to the historical losses over the reasonable and supportable time frame. Economic forecasts for the current period are uploaded to the model, which targets certain forecasted macroeconomic factors, such as unemployment rate, value of construction, agriculture prices, housing price index, vacancy rates, debt service burden, and certain rate and market indices. To calculate the adequacy of the allowance, the Company weights differing scenarios, including a baseline scenario as well as two alternative scenarios. The Company determines the weighting of each scenario based upon historical trends and economic, monetary, and fiscal conditions within the Company's footprint that could impact future credit losses.

Quantitative loss factors are also supplemented by certain qualitative risk factors reflecting management's view of how losses may vary from those represented by quantitative loss rates. The qualitative risk factors management considers include: changes in nature and volume of loan portfolio, concentrations of loans to specific industries, the volume and severity of delinquencies and adversely classified loan balances, and a number of other economic indicators. Management reviews the need for an appropriate level of qualitative adjustments on a quarterly basis, and as such, the amount and allocation of qualitative adjustments may change from period to period.

NOTE 1 – Summary of Significant Accounting Policies (continued)

As mentioned above, the allowance for credit losses is measured on a collective (pooled) basis when similar risk characteristics exist. The Company has identified the following loan portfolio segments as well as the risk characteristics of each portfolio listed below:

Commercial and Industrial Loans - The principal risk of commercial and industrial loans is that these loans are primarily based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most commercial loans are secured by accounts receivable, inventory and equipment. If cash flow from business operations is reduced, the borrower's ability to repay the loan may diminish, and over time, it may also be difficult to substantiate current value of inventory and equipment. Repayment of these loans are more sensitive than other types of loans to adverse conditions in the general economy.

Commercial Real Estate Loans - Commercial real estate lending is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. Commercial real estate loans are collateralized by the borrower's underlying real estate. Therefore, diminished cash flows not only affects the ability to repay the loan, it may also reduce the underlying collateral value.

Agricultural Loans - This portfolio is diversified between real estate financing, equipment financing and lines of credit in various segments including grain production, poultry production and livestock production. Mitigating any concentration of risk that may exist in the Company's agricultural loan portfolio is the use of federal government guarantee programs.

Leases - Leases are primarily for equipment leased to varying types of businesses. If the cash flows from the business operations is reduced, the business's ability to repay the lease is diminished as well.

Home Equity Loans - Home equity loans are generally secured by 1-4 family residences that are owner-occupied. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by unemployment levels in the market area due to economic conditions.

Consumer Loans - Consumer loan repayment is typically dependent on the borrower remaining employed through the life of the loan as well as the borrower maintaining the underlying collateral adequately.

Credit Cards - Credit card loans are unsecured and repayment is primarily dependent on the personal income of the borrower.

Residential Mortgage Loans - Residential mortgage loans are typically secured by 1-4 family residences that are owner-occupied. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by unemployment levels in the market area due to economic conditions. Repayment may also be impacted by changes in residential property values.

Modifications to Borrowers Experiencing Financial Difficulty
From time to time, the Company may modify certain loans to borrowers who are experiencing financial difficulty. The Company's loan modifications for borrowers experiencing financial difficulties will typically include one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Allowance for Credit Losses on Available-For-Sale Securities
For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available for sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost

NOTE 1 – Summary of Significant Accounting Policies (continued)

basis. Any impairment that has not been recorded through an allowance for credit losses is recorded in other comprehensive income.

Changes in the allowance for credit losses are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures
The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense included in other expense on the consolidated income statement. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. Expected utilization rates are compared to the current funded portion of the total commitment amount as a practical expedient for funded exposure at default.

Mortgage Servicing Rights
When the Company sells mortgage loans with servicing retained, mortgage servicing rights (MSRs) are initially recorded at fair value with the income statement effect recorded through Net Gains on Sales of Loans. Capitalized MSRs are amortized over the period of estimated future servicing income of the underlying loan and are included in Other Operating Expense.

MSRs are assessed for impairment quarterly, based on fair value compared to carrying amount, with any impairment recognized through a valuation allowance to the extent that the fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists, a reduction of the allowance may be recorded as an increase to income. Changes in the valuation allowance are reported within Other Operating Expense on the Income Statement. The fair value of MSRs is determined by discounting estimated future cash flows from the servicing assets, using market discount rates and expected future prepayment rates. Impairment is determined by stratifying the MSRs into groupings based on predominant risk characteristics, such as loan type, term and interest rate as well as time period originated.

Servicing fee income is recorded for fees earned for servicing loans. Fees earned for servicing loans are based on a contractual percentage of the outstanding principal amount of the loan and are recorded as income when earned.

Federal Home Loan Bank (FHLB) Stock
The Bank is a member of the FHLB of Indianapolis and FHLB of Cincinnati. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises, Furniture and Equipment
Land is carried at cost. Premises, furniture, and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging generally from 10 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging generally from 3 to 10 years.

Other Real Estate
Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of commercial/residential real estate property collateralizing a commercial/ consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through the completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Goodwill and Other Intangible Assets
Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are

NOTE 1 – Summary of Significant Accounting Policies (continued)

amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company's balance sheet.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets. They are initially measured at fair value and then are amortized over their estimated useful lives, which range from 7 to 8 years.

Company Owned Life Insurance
The Company has purchased life insurance policies on certain directors and executives. This life insurance is recorded at its cash surrender value or the amount that can be realized, which considers any adjustments or changes that are probable at settlement.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe currently that there are any such matters that will have a material impact on the financial statements.

Loan Commitments and Related Financial Instruments
Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Mortgage Banking Derivatives
Commitments to fund mortgage loans (interest rate locks) to be sold in the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as non-designated derivatives. The fair value of the interest rate lock is recorded at the time the commitment to fund the mortgage loan is executed and is adjusted for the expected exercise of the commitment before the loan is funded. It is the Company's practice to enter into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into in order to economically hedge the change in interest rates resulting from its commitments to fund the loans. The fair value of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. Changes in the fair value of these derivatives are included in net gains on sales of loans.

Restrictions on Cash
At December 31, 2025 and 2024, the Company was not required to have balance on deposits with the Federal Reserve, or as cash on hand.

Long-term Assets
Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Stock Based Compensation
Compensation cost is recognized for restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. Market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Comprehensive Income (Loss)
Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in unrecognized amounts in pension and other postretirement benefits, which are also recognized as a separate component of equity.

Income Taxes
Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies (continued)

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in other operating expense.

Retirement Plans
Pension expense under the suspended defined benefit plan is the net of interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings Per Share
Earnings per share are based on net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share show the potential dilutive effect of additional common shares issuable under the Company's stock based compensation plans. Earnings per share are retroactively restated for stock splits and stock dividends.

Cash Flow Reporting
The Company reports net cash flows for customer loan transactions, deposit transactions, deposits made with other financial institutions and short-term borrowings. Cash and cash equivalents are defined to include cash on hand, demand deposits in other institutions and Federal Funds Sold.

Fair Values of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Recently Adopted Accounting Guidance
In March 2025, the FASB issued ASU 2025-02, "Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122" to rescind the previously-issued interpretative guidance included within Staff Accounting Bulletin ("SAB") No. 121 with respect to accounting for obligations to safeguard crypto assets that an entity holds for its customers. SAB 122 directs an entity to apply ASC 450-20, Loss Contingencies, to determine whether there is a liability related to risk of loss from such an obligation to safeguard crypto assets for its customers. This guidance is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. While the Company adopted this standard, it did not have an effect on the Company's financial statements as the Company's current operations do not include such safeguarding activities.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. Retrospective application is required. The Company adopted this standard and updated the segment disclosure. See Note 18 for additional information.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvement to Income Tax Disclosures". This updated accounting guidance requires expanded income tax disclosures, including the disaggregation of existing disclosures related to the tax rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024 and will be applied on a prospective basis with the option to apply retrospectively. The Company retrospectively adopted this standard and updated the income tax footnote. See Note 11 for additional information.

Issued But Not Yet Effective
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." This guidance requires public companies to disclose specified information about certain costs and expenses in the notes to financial statements at each interim and annual reporting period. Specifically, public companies will be required to disclose in tabular format the amounts of (a) purchases of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense)

Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies (continued)

included in each relevant expense caption. Within the same tabular disclosure, an entity must disclose certain expense, gain, or loss amounts that are already required to be disclosed under current GAAP. Further, an entity must provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. In addition, an entity must disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. This guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and will be applied on a prospective basis with the option to apply retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on the Company's financial statements.

In November 2025, the FASB issued ASU 2025-08, "Financial Instruments - Credit Losses (Topic 326): Purchased Loans". This guidance amends how entities account for certain acquired loans under the current expected loss (CECL) model by expanding the "gross-up" approach to include purchased seasoned loans rather than only including purchased credit-deteriorated assets. The guidance also eliminates the double count of expected credit losses that previously occurred when purchased loans were recorded at fair value with a credit loss discount and then separately recognized through a provision to establish the credit loss allowance. This guidance is effective for annual reporting periods beginning after December 15, 2026 including interim periods within those years. Early adoption is permitted. The Company has not yet adopted ASU 2025-08. The Company expects the amendments to primarily affect the accounting for loans acquired in future business combinations or asset acquisitions.

NOTE 2 – Sale of Insurance Assets

Effective June 1, 2024, the Company completed a sale of substantially all of the assets of its wholly-owned subsidiary, German American Insurance, Inc. ("GAI"), and ceased insurance-related activities for the Company. The all-cash sales price totaled $40,000 and resulted in an after-tax gain, net of transaction costs, of approximately $27,476, or $0.93 on a per share basis.

Gross Purchase Price pursuant to Asset Purchase Agreement	$	40,000
Write-off of Goodwill and Intangibles		(1,332)
Working Capital Adjustment Settled at Closing		(345)
Net Purchase Price		38,323
Transaction Costs		(1,816)
Pre-tax Gain on Sale of Insurance Assets	$	36,507
After-tax Gain on Sale of Insurance Assets	$	27,476

Based on management's review of ASC 205-20-45, the sale of GAI was determined not to have met all necessary criteria to be considered discontinued operations at, or prior to, the time of the sale.

Dollars in thousands, except per share data

NOTE 3 – Securities

The amortized cost, unrealized gross gains and losses recognized in accumulated other comprehensive income (loss), and fair value of Securities Available-for-Sale were as follows:

Securities Available-for-Sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2025				
U.S. Treasury	**$ 152,026**	**$ 64**	**$ —**	**$ 152,090**
Obligations of State and Political Subdivisions	**603,528**	**822**	**(106,744)**	**497,606**
MBS/CMO	**795,574**	**4,714**	**(80,746)**	**719,542**
US Gov't Sponsored Entities & Agencies	**314,604**	**853**	**(27,301)**	**288,156**
Total	**$ 1,865,732**	**$ 6,453**	**$ (214,791)**	**$ 1,657,394**
2024				
U.S. Treasury	$ 110,813	$ 51	$ —	$ 110,864
Obligations of State and Political Subdivisions	587,963	21	(124,815)	463,169
MBS/CMO	817,553	341	(115,715)	702,179
US Gov't Sponsored Entities & Agencies	279,711	—	(38,636)	241,075
Total	$ 1,796,040	$ 413	$ (279,166)	$ 1,517,287

All mortgage-backed securities in the above table (identified above and throughout this Note 3 as "MBS/CMO") are residential and multi-family mortgage-backed securities and guaranteed by government sponsored entities. The US Gov't Sponsored Entities & Agencies in the above table have underlying collateral of equipment, machinery and commercial real estate.

The amortized cost and fair value of securities at December 31, 2025 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay certain obligations with or without call or prepayment penalties. Mortgage-backed securities are not due at a single maturity date and are shown separately.

Securities Available-for-Sale:	Amortized Cost	Fair Value
Due in one year or less	**$ 154,385**	**$ 154,453**
Due after one year through five years	**10,867**	**10,758**
Due after five years through ten years	**62,323**	**56,986**
Due after ten years	**527,979**	**427,499**
MBS/CMO	**795,574**	**719,542**
US Gov't Sponsored Entities & Agencies	**314,604**	**288,156**
Total	**$ 1,865,732**	**$ 1,657,394**

During 2024, the Company undertook a partial securities portfolio restructuring transaction whereby available-for-sale securities totaling $375,321 in book value were sold. The approximate loss on these securities totaled $34,893, $27,189 after tax, or $0.92 per share, and was included in earnings for the second quarter of 2024. The proceeds from the securities sold were reinvested in the securities portfolio by the end of the third quarter of 2024.

	2025	2024	2023
Proceeds from the Sales of Securities are summarized below:	Available-for-Sale	Available-for-Sale	Available-for-Sale
Proceeds from Sales	**$ 206,875** [(1)]	$ 404,103	$ 114,259
Gross Gains on Sales	—	614	346
Gross Losses on Sales	—	35,402	306
Income Taxes on Net Gains (Losses)	—	(7,305)	8

[(1)] No gains or losses were recognized on the sale of securities during 2025 as these securities were sold at time of acquisition and were recorded at fair value at the closing of the Heartland acquisition.

Dollars in thousands, except per share data

NOTE 3 – Securities (continued)

The carrying value of securities pledged to secure repurchase agreements, public and trust deposits, and for other purposes as required by law was $1,034,917 and $1,065,880 as of December 31, 2025 and 2024, respectively.

At year-end 2025 and 2024, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount great than 10% of shareholders' equity.

Below is a summary of securities with unrealized losses as of December 31, 2025 and 2024, presented by length of time the securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2025						
Obligations of State and Political Subdivisions	**$ 3,054**	**$ (29)**	**$ 461,657**	**$ (106,715)**	**$ 464,711**	**$ (106,744)**
MBS/CMO	**38,024**	**(420)**	**463,315**	**(80,326)**	**501,339**	**(80,746)**
US Gov't Sponsored Entities & Agencies	**6,793**	**(40)**	**171,247**	**(27,261)**	**178,040**	**(27,301)**
Total	**$ 47,871**	**$ (489)**	**$1,096,219**	**$ (214,302)**	**$1,144,090**	**$ (214,791)**

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2024						
Obligations of State and Political Subdivisions	$ 13,249	$ (231)	$ 445,264	$ (124,584)	$ 458,513	$ (124,815)
MBS/CMO	176,333	(2,461)	480,235	(113,254)	656,568	(115,715)
US Gov't Sponsored Entities & Agencies	96,132	(2,989)	144,943	(35,647)	241,075	(38,636)
Total	$ 285,714	$ (5,681)	$1,070,442	$ (273,485)	$1,356,156	$ (279,166)

Available-for-sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. This evaluation process is applied to all types of securities held by the Company: obligations of state and political subdivisions, MBS/CMO and US gov't sponsored entities and agencies. For available-for-sale debt securities in an unrealized loss position, the Company assesses whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is reduced to fair value through income. For available-for sale debt securities that do not meet the criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of applicable taxes. Unrealized losses at December 31, 2025 and 2024 are considered temporary and the result of fair value adjustments caused by market interest rate fluctuations. No allowance for credit losses for available-for-sale debt securities was needed at December 31, 2025 or 2024.

Although management has the ability to sell these securities if the need arises, their designation as available-for-sale should not necessarily be interpreted as an indication that management anticipates such sales.

Accrued interest receivable on available-for-sale debt securities totaled $9,239 at December 31, 2025 and $8,110 at December 31, 2024. Accrued interest receivable is excluded from the estimate of credit losses.

The Company's equity securities are listed as Other Investments on the Consolidated Balance Sheets and consist of one non-controlling investment in a single banking organization at December 31, 2025 and 2024. The original investment totaled $1,350 and other-than-temporary impairment was previously recorded totaling $997. The Company's equity securities are considered not to have readily determinable fair value and are carried at cost and evaluated for impairment. There was no additional impairment recognized through earnings during 2025 or 2024.

Dollars in thousands, except per share data

NOTE 4 – Derivatives

Interest Rate Swaps

The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. The notional amounts of these interest rate swaps and the offsetting counterparty derivative instruments were $126,573 at December 31, 2025 and $149,456 at December 31, 2024. These interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions with approved, reputable, independent counterparties with substantially matching terms. The agreements are considered stand-alone derivatives and changes in the fair value of derivatives are reported in earnings as non-interest income. While the derivatives represent economic hedges, they do not qualify as hedges for accounting purposes.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure is limited to the replacement value of the contracts rather than the notional, principal or contract amounts. There are provisions in the agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, the Company minimizes credit risk through credit approvals, limits, and monitoring procedures.

The following table reflects the fair value of derivative instruments included in the Consolidated Balance Sheets as of December 31:

	2025		2024	
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Included in Other Assets:				
Interest Rate Swaps	**$ 126,573**	**$ 4,145**	$ 149,456	$ 6,439
Included in Other Liabilities:				
Interest Rate Swaps	**$ 126,573**	**$ 4,212**	$ 149,456	$ 6,476

The following table presents the effect of derivative instruments on the Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Interest Rate Swaps:			
Included in Other Income	**$ 307**	$ 651	$ 344

Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate lock commitments) to be sold into the secondary market to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not designated in hedge relationships.

The following table reflects the amount and fair value of mortgage banking derivatives included in the Consolidated Balance Sheets as of December 31:

	2025		2024	
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Included in Other Assets:				
Interest Rate Lock Commitments	**$ 18,047**	**$ 213**	$ —	$ —
Included in Other Liabilities:				
Interest Rate Lock Commitments	**$ 11,000**	**$ (31)**	$ —	$ —

The net gains (losses) relating to non-designated derivative instruments used for risk management are summarized below for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Interest Rate Lock Commitments:			
Included in Net Gains on Sales of Loans	**$ (66)**	$ —	$ —

Dollars in thousands, except per share data

NOTE 5 – Loans

Loans were comprised of the following classifications at December 31:

	2025	2024
Commercial:		
Commercial and Industrial Loans	**$ 761,167**	$ 591,785
Commercial Real Estate Loans	**3,142,472**	2,224,872
Agricultural Loans	**489,168**	431,037
Leases	**87,073**	79,253
Retail:		
Home Equity Loans	**484,300**	344,808
Consumer Loans	**117,648**	81,396
Credit Cards	**28,067**	22,668
Residential Mortgage Loans	**774,553**	357,448
Subtotal	**5,884,448**	4,133,267
Less: Unearned Income	**(9,351)**	(8,365)
Allowance for Credit Losses	**(77,694)**	(44,436)
Loans, net	**$ 5,797,403**	$ 4,080,466

The table above includes $89,134 and $11,178 of purchase credit deteriorated loans as of December 31, 2025 and 2024, respectively.

As further described in Note 20, during 2025 the Company acquired loans at fair value as part of a business combination. The table below summarizes the loans acquired on February 1, 2025.

	Acquired Loan Balance	Fair Value Discounts	Fair Value
Bank Acquisition	**$ 1,569,036**	**$ (65,658)**	**$ 1,503,378**

The table below summarizes the remaining carrying amount of acquired loans included in the December 31, 2025 table above.

	Commercial and Industrial Loans	Commercial Real Estate Loans	Agricultural Loans	Leases	Consumer Loans	Home Equity Loans	Credit Cards	Residential Mortgage Loans	Total
Loan Balance	**$ 125,463**	**$ 735,729**	**$ 41,074**	**$ —**	**$ 23,476**	**$ 54,206**	**$ —**	**$ 402,588**	**$ 1,382,536**
Fair Value (Discount)/ Premium	**(2,774)**	**(13,961)**	**(578)**	**—**	**(147)**	**(881)**	**—**	**(32,404)**	**(50,745)**

The Company has purchased loans, for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of these loans is as follow:

	2025
Purchase Price of Loans at Acquisition	**$ 107,285**
Allowance for Credit Losses at Acquisition	**16,503**
Non-Credit Discount/(Premium) at Acquisition	**5,554**
Total	**$ 129,342**

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

Allowance for Credit Losses for Loans:

The following tables present the activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2025, 2024 and 2023:

2025	**Commercial and Industrial Loans**	**Commercial Real Estate Loans**	**Agricultural Loans**	**Leases**	**Consumer Loans**	**Home Equity Loans**	**Credit Cards**	**Residential Mortgage Loans**	**Total**
Allowance for Credit Losses:									
Beginning Balance	**$ 7,059**	**$ 25,818**	**$ 4,917**	**$ 397**	**$ 727**	**$ 2,196**	**$ 520**	**$ 2,802**	**$ 44,436**
Change in Accounting Method	**1,438**	**(3,271)**	**(1,655)**	**720**	**(284)**	**1,056**	**(24)**	**2,013**	**(7)**
2/1/2025 Acquired Heartland PCD	**5,246**	**7,675**	**3,352**	**—**	**20**	**11**	**—**	**199**	**16,503**
Day 2 CECL Provision - Heartland	**1,797**	**7,522**	**170**	**—**	**179**	**570**	**—**	**5,962**	**16,200**
Provision (Benefit) for Credit Losses	**4,751**	**2,908**	**(3,460)**	**61**	**1,202**	**309**	**706**	**(3,245)**	**3,232**
Loans Charged-off	**(764)**	**(26)**	**—**	**—**	**(1,667)**	**(96)**	**(905)**	**(114)**	**(3,572)**
Recoveries Collected	**49**	**—**	**—**	**—**	**510**	**19**	**303**	**21**	**902**
Total Ending Allowance Balance	**$ 19,576**	**$ 40,626**	**$ 3,324**	**$ 1,178**	**$ 687**	**$ 4,065**	**$ 600**	**$ 7,638**	**$ 77,694**

2024	**Commercial and Industrial Loans**	**Commercial Real Estate Loans**	**Agricultural Loans**	**Leases**	**Consumer Loans**	**Home Equity Loans**	**Credit Cards**	**Residential Mortgage Loans**	**Total**
Allowance for Credit Losses:									
Beginning Balance	$ 7,921	$ 25,923	$ 3,837	$ 346	$ 759	$ 1,834	$ 383	$ 2,762	$ 43,765
Provision (Benefit) for Credit Losses	(694)	120	1,086	51	962	424	786	40	2,775
Loans Charged-off	(223)	(308)	(8)	—	(1,511)	(170)	(681)	—	(2,901)
Recoveries Collected	55	83	2	—	517	108	32	—	797
Total Ending Allowance Balance	$ 7,059	$ 25,818	$ 4,917	$ 397	$ 727	$ 2,196	$ 520	$ 2,802	$ 44,436

2023	**Commercial and Industrial Loans**	**Commercial Real Estate Loans**	**Agricultural Loans**	**Leases**	**Consumer Loans**	**Home Equity Loans**	**Credit Cards**	**Residential Mortgage Loans**	**Total**
Allowance for Credit Losses:									
Beginning Balance	$ 13,749	$ 21,598	$ 4,188	$ 209	$ 595	$ 1,344	$ 257	$ 2,228	$ 44,168
Provision (Benefit) for Credit Losses	(4,190)	4,305	(324)	137	919	551	563	589	2,550
Loans Charged-off	(1,792)	(56)	(27)	—	(1,309)	(94)	(455)	(58)	(3,791)
Recoveries Collected	154	76	—	—	554	33	18	3	838
Total Ending Allowance Balance	$ 7,921	$ 25,923	$ 3,837	$ 346	$ 759	$ 1,834	$ 383	$ 2,762	$ 43,765

The ACL is a valuation account that is deducted from the amortized cost of loans receivable to present the net amount expected to be collected. Loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed, and subsequent recoveries, if any, are credited to the ACL. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. The Company records the changes in the allowance on loans through earnings as a "Provision for Credit Losses" in the Consolidated Statements of Income.

At March 31, 2025, the Company changed its method for estimating the allowance for credit losses to the discounted cash flow model on a prospective basis for all loan segments except for the credit card loan segment. Prior to March 31, 2025, the Company utilized the static pool methodology in determining future credit losses. While both methodologies permit the Company to develop reasonable and supportable forecasts, by utilizing the discounted cash flow method, the Company has the ability to better evaluate multiple economic scenarios by capturing macroeconomic conditions within the model assumptions and calculations. This change in methodology had an insignificant impact on the allowance in 2025.

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. The methodology for estimating the amount reported in the ACL is the sum of two main components, an allowance assessed on a collective basis for pools of loans that share similar risk characteristics and an allowance assessed on individual loans that do not share similar risk characteristics with other loans. Loans that share common risk characteristics are evaluated collectively using a discounted cash flow approach. The discounted cash flow approach used by the Company utilizes loan-level cash flow projections, pool-level assumptions, multiple economic scenarios from Moody's, historical and peer group losses and qualitative assumptions.

Estimated cash flows consider the principal and interest in accordance with the contractual term of the loan and estimated prepayments. Contractual cash flows are based on the amortized cost and are adjusted for balances guaranteed by governmental entities. Estimated cash flows also reflect calculated probabilities of default, loss given default rates, and prepayment and curtailment estimates, as well as qualitative factors. The probability of default estimates are generated using a regression model that estimates the likelihood of a loan being charged-off during its life. The regression model uses combinations of variables to assess historical loss correlations to economic factors and these variables become model forecast inputs for economic factors that are updated in the model each period. As indicated above, the Company uses an economic forecast provided by a third-party for these model inputs.

The Company evaluates multiple economic scenarios that are designed to capture a range of supportable macroeconomic conditions, taking into consideration the forecasted direction of the economic and business environment and its likely impact on the estimated allowance as compared to the historical losses over the reasonable and supportable time frame. Economic forecasts for the current period are uploaded to the model, which targets certain forecasted macroeconomic factors, such as unemployment rate, value of construction, agriculture prices, housing price index, vacancy rates, debt service burden, and certain rate and market indices. The Company determines the weighting of each scenario based upon historical trends and economic, monetary, and fiscal conditions within the Company's footprint that could impact future credit losses.

Loans that do not share similar risk characteristics are evaluated on an individual basis to determine the expected allowance for credit loss. When the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date adjusted for selling costs.

All classes of loans, including loans acquired with deteriorated credit quality, are generally placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower's ability to repay becomes doubtful. For purchased loans, the determination is made at the time of acquisition as well as over the life of the loan. Uncollected accrued interest for each class of loans is reversed against income at the time a loan is placed on non-accrual. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. All classes of loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection.

The following tables present the amortized cost basis of loans on non-accrual status and loans past due over 89 days still accruing as of December 31, 2025 and 2024:

December 31, 2025	**Non-Accrual With No Allowance for Credit Loss [(1)]**	**Non-Accrual**	**Loans Past Due Over 89 Days Still Accruing**
Commercial and Industrial Loans	$ **308**	$ **16,549**	$ **—**
Commercial Real Estate Loans	**285**	**6,303**	**92**
Agricultural Loans	**1,197**	**3,123**	**—**
Leases	**—**	**—**	**—**
Home Equity Loans	**776**	**776**	**—**
Consumer Loans	**30**	**33**	**—**
Credit Cards	**148**	**148**	**—**
Residential Mortgage Loans	**1,471**	**2,387**	**—**
Total	$ **4,215**	$ **29,319**	$ **92**

(1) Includes non-accrual loans with no allowance for credit loss and are also included in Non-Accrual loans totaling $29,319.

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

December 31, 2024	Non-Accrual With No Allowance for Credit Loss [1]	Non-Accrual	Loans Past Due Over 89 Days Still Accruing
Commercial and Industrial Loans	$ 1,346	$ 5,018	$ —
Commercial Real Estate Loans	1,268	1,745	183
Agricultural Loans	655	765	5
Leases	—	—	—
Home Equity Loans	1,087	1,087	—
Consumer Loans	63	63	—
Credit Cards	54	54	—
Residential Mortgage Loans	1,977	2,202	—
Total	$ 6,450	$ 10,934	$ 188

(1) Includes non-accrual loans with no allowance for credit loss and are also included in Non-Accrual loans totaling $10,934.

Interest income on non-accrual loans recognized during the years ended December 31, 2025 and 2024 totaled $521 and $291.

The following tables present the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2025 and 2024:

December 31, 2025	Real Estate	Equipment	Accounts Receivable	Other	Total
Commercial and Industrial Loans	**$ 8,348**	**$ 6,880**	**$ 400**	**$ 10,070**	**$ 25,698**
Commercial Real Estate Loans	**30,670**	**494**	**—**	**—**	**31,164**
Agricultural Loans	**2,958**	**279**	**—**	**633**	**3,870**
Leases	**—**	**—**	**—**	**—**	**—**
Home Equity Loans	**425**	**—**	**—**	**—**	**425**
Consumer Loans	**—**	**—**	**—**	**—**	**—**
Credit Cards	**—**	**—**	**—**	**—**	**—**
Residential Mortgage Loans	**633**	**—**	**—**	**—**	**633**
Total	**$ 43,034**	**$ 7,653**	**$ 400**	**$ 10,703**	**$ 61,790**

December 31, 2024	Real Estate	Equipment	Accounts Receivable	Other	Total
Commercial and Industrial Loans	$ 5,986	$ 90	$ —	$ 58	$ 6,134
Commercial Real Estate Loans	7,293	—	—	—	7,293
Agricultural Loans	2,777	263	—	—	3,040
Leases	—	—	—	—	—
Home Equity Loans	423	—	—	—	423
Consumer Loans	10	—	—	—	10
Credit Cards	—	—	—	—	—
Residential Mortgage Loans	523	—	—	—	523
Total	$ 17,012	$ 353	$ —	$ 58	$ 17,423

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

The following tables present the aging of the amortized cost basis in past due loans by class of loans as of December 31, 2025 and 2024:

December 31, 2025	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial and Industrial Loans	$ 518	$ 1,600	$ 7,096	$ 9,214	$ 751,953	$ 761,167
Commercial Real Estate Loans	2,559	281	4,497	7,337	3,135,135	3,142,472
Agricultural Loans	875	—	1,124	1,999	487,169	489,168
Leases	—	—	—	—	87,073	87,073
Home Equity Loans	2,415	140	776	3,331	480,969	484,300
Consumer Loans	1,017	287	33	1,337	116,311	117,648
Credit Cards	222	105	148	475	27,592	28,067
Residential Mortgage Loans	9,383	2,751	2,142	14,276	760,277	774,553
Total	$ 16,989	$ 5,164	$ 15,816	$ 37,969	$ 5,846,479	$ 5,884,448

December 31, 2024	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial and Industrial Loans	$ 531	$ 36	$ 4,395	$ 4,962	$ 586,823	$ 591,785
Commercial Real Estate Loans	546	673	1,368	2,587	2,222,285	2,224,872
Agricultural Loans	241	—	428	669	430,368	431,037
Leases	—	—	—	—	79,253	79,253
Home Equity Loans	1,515	544	1,087	3,146	341,662	344,808
Consumer Loans	185	194	63	442	80,954	81,396
Credit Cards	398	98	54	550	22,118	22,668
Residential Mortgage Loans	5,744	3,644	2,035	11,423	346,025	357,448
Total	$ 9,160	$ 5,189	$ 9,430	$ 23,779	$ 4,109,488	$ 4,133,267

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

The Company's loan modifications for borrowers experiencing financial difficulties will typically include one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. No modifications in 2025 or 2024 resulted in the permanent reduction of the amortized cost in the loan.

At December 31, 2025 and 2024, the Company had no modified loans made to borrowers experiencing financial difficulty. There were no modified loans that had a payment default during the year ended December 31, 2025 and 2024 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty. The Company considers a loan to be in payment default once it is 30 days contractually past due under the modified terms.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company classifies loans as to credit risk by individually analyzing loans. This analysis includes commercial and industrial loans, commercial real estate loans, and agricultural loans with an outstanding balance greater than $250. This analysis is typically performed on at least an annual basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

The following table presents the risk category of loans and current period gross charge-offs as of December 31, 2025 by loan class and vintage year:

	Term Loans Amortized Cost Basis by Origination Year							
As of December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Commercial and Industrial:								
Risk Rating								
Pass	**$ 139,921**	$ 105,911	$ 64,427	$ 77,540	$ 52,599	$ 45,106	$ 231,427	$ 716,931
Special Mention	**1,171**	714	2,077	1,221	286	2,046	5,364	12,879
Substandard	**277**	1,628	3,081	5,983	4,394	11,510	4,484	31,357
Doubtful	—	—	—	—	—	—	—	—
Total Commercial and Industrial Loans	**$ 141,369**	$ 108,253	$ 69,585	$ 84,744	$ 57,279	$ 58,662	$ 241,275	$ 761,167
Current Period Gross Charge-Offs	**$ —**	$ 306	$ —	$ 138	$ —	$ 77	$ 243	$ 764
Commercial Real Estate:								
Risk Rating								
Pass	**$ 455,803**	$ 435,591	$ 385,103	$ 515,257	$ 443,780	$ 774,987	$ 36,077	$3,046,598
Special Mention	**220**	2,448	17,816	3,173	7,879	22,681	783	55,000
Substandard	**68**	12	865	2,861	8,948	28,120	—	40,874
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate Loans	**$ 456,091**	$ 438,051	$ 403,784	$ 521,291	$ 460,607	$ 825,788	$ 36,860	$3,142,472
Current Period Gross Charge-Offs	**$ —**	$ —	$ —	$ —	$ —	$ 26	$ —	$ 26
Agricultural:								
Risk Rating								
Pass	**$ 54,791**	$ 35,843	$ 33,138	$ 45,677	$ 29,011	$ 126,308	$ 118,304	$ 443,072
Special Mention	**4,683**	1,974	2,823	2,138	3,183	11,842	12,510	39,153
Substandard	—	437	832	64	101	4,526	983	6,943
Doubtful	—	—	—	—	—	—	—	—
Total Agricultural Loans	**$ 59,474**	$ 38,254	$ 36,793	$ 47,879	$ 32,295	$ 142,676	$ 131,797	$ 489,168
Current Period Gross Charge-Offs	**$ —**	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Leases:								
Risk Rating								
Pass	**$ 33,383**	$ 24,235	$ 19,668	$ 4,356	$ 2,064	$ 3,367	$ —	$ 87,073
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total Leases	**$ 33,383**	$ 24,235	$ 19,668	$ 4,356	$ 2,064	$ 3,367	$ —	$ 87,073
Current Period Gross Charge-Offs	**$ —**	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

As of December 31, 2024, the risk category of loans by class of loans is as follows:

	Term Loans Amortized Cost Basis by Origination Year							
As of December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Commercial and Industrial:								
Risk Rating								
Pass	$ 118,037	$ 86,412	$ 93,406	$ 64,298	$ 17,140	$ 49,181	$ 143,096	$ 571,570
Special Mention	147	1,709	787	1,061	1,202	2,044	1,023	7,973
Substandard	108	627	181	3,164	908	3,619	3,635	12,242
Doubtful	—	—	—	—	—	—	—	—
Total Commercial and Industrial Loans	$ 118,292	$ 88,748	$ 94,374	$ 68,523	$ 19,250	$ 54,844	$ 147,754	$ 591,785
Current Period Gross Charge-Offs	$ —	$ 4	$ 96	$ 64	$ —	$ 13	$ 46	$ 223
Commercial Real Estate:								
Risk Rating								
Pass	$ 327,488	$ 315,981	$ 410,135	$ 394,698	$ 187,849	$ 502,263	$ 39,271	$2,177,685
Special Mention	433	13,433	1,740	5,395	1,975	12,349	200	35,525
Substandard	—	181	566	5,155	—	5,760	—	11,662
Doubtful	—	—	—	—	—	—	—	—
Total Commercial Real Estate Loans	$ 327,921	$ 329,595	$ 412,441	$ 405,248	$ 189,824	$ 520,372	$ 39,471	$2,224,872
Current Period Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ 308	$ —	$ 308
Agricultural:								
Risk Rating								
Pass	$ 47,179	$ 35,379	$ 48,105	$ 33,666	$ 35,726	$ 103,702	$ 102,251	$ 406,008
Special Mention	547	1,426	146	822	5,075	10,676	2,065	20,757
Substandard	175	—	—	—	—	4,097	—	4,272
Doubtful	—	—	—	—	—	—	—	—
Total Agricultural Loans	$ 47,901	$ 36,805	$ 48,251	$ 34,488	$ 40,801	$ 118,475	$ 104,316	$ 431,037
Current Period Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ 8	$ —	$ 8
Leases:								
Risk Rating								
Pass	$ 32,214	$ 26,392	$ 8,272	$ 6,578	$ 2,128	$ 3,669	$ —	$ 79,253
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total Leases	$ 32,214	$ 26,392	$ 8,272	$ 6,578	$ 2,128	$ 3,669	$ —	$ 79,253
Current Period Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For residential, home equity and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the amortized cost in residential, home equity and consumer loans based on payment activity as well as the current period gross charge-offs for the periods ended December 31, 2025 and 2024.

	Term Loans Amortized Cost Basis by Origination Year							
As of December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Consumer:								
Payment performance								
Performing	**$ 58,703**	$ 28,540	$ 13,023	$ 5,094	$ 3,489	$ 2,434	$ 6,332	$ 117,615
Nonperforming	—	27	—	6	—	—	—	33
Total Consumer Loans	**$ 58,703**	$ 28,567	$ 13,023	$ 5,100	$ 3,489	$ 2,434	$ 6,332	$ 117,648
Current Period Gross Charge-Offs	**$ 1,502**	$ 51	$ 66	$ 30	$ 15	$ 3	$ —	$ 1,667
Home Equity:								
Payment performance								
Performing	**$ 315**	$ 1,706	$ 1,495	$ 3,900	$ 1,294	$ 4,672	$ 470,142	$ 483,524
Nonperforming	—	—	198	251	85	86	156	776
Total Home Equity Loans	**$ 315**	$ 1,706	$ 1,693	$ 4,151	$ 1,379	$ 4,758	$ 470,298	$ 484,300
Current Period Gross Charge-Offs	**$ —**	$ —	$ —	$ 68	$ 25	$ 3	$ —	$ 96
Residential Mortgage:								
Payment performance								
Performing	**$ 78,420**	$ 83,687	$ 99,058	$ 188,414	$ 142,032	$ 180,555	$ —	$ 772,166
Nonperforming	—	335	148	228	502	1,174	—	2,387
Total Residential Mortgage Loans	**$ 78,420**	$ 84,022	$ 99,206	$ 188,642	$ 142,534	$ 181,729	$ —	$ 774,553
Current Period Gross Charge-Offs	**$ —**	$ —	$ 77	$ —	$ 37	$ —	$ —	$ 114

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

The following table presents the amortized cost in residential, home equity and consumer loans based on payment activity for the period ended December 31, 2024.

	Term Loans Amortized Cost Basis by Origination Year							
As of December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Consumer:								
Payment performance								
Performing	$ 40,504	$ 20,828	$ 9,359	$ 5,469	$ 1,181	$ 1,542	$ 2,450	$ 81,333
Nonperforming	26	1	13	15	—	8	—	63
Total Consumer Loans	$ 40,530	$ 20,829	$ 9,372	$ 5,484	$ 1,181	$ 1,550	$ 2,450	$ 81,396
Current Period Gross Charge-Offs	$ 1,212	$ 181	$ 72	$ 40	$ —	$ 2	$ 4	$ 1,511
Home Equity:								
Payment performance								
Performing	$ 172	$ 161	$ 3,721	$ 773	$ 478	$ 3,532	$ 334,884	$ 343,721
Nonperforming	—	128	277	24	25	604	29	1,087
Total Home Equity Loans	$ 172	$ 289	$ 3,998	$ 797	$ 503	$ 4,136	$ 334,913	$ 344,808
Current Period Gross Charge-Offs	$ —	$ —	$ 62	$ 99	$ —	$ —	$ 9	$ 170
Residential Mortgage:								
Payment performance								
Performing	$ 48,957	$ 51,059	$ 57,988	$ 73,239	$ 35,370	$ 88,633	$ —	$ 355,246
Nonperforming	—	214	229	669	234	856	—	2,202
Total Residential Mortgage Loans	$ 48,957	$ 51,273	$ 58,217	$ 73,908	$ 35,604	$ 89,489	$ —	$ 357,448
Current Period Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For certain retail loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in retail loans based on payment activity:

Credit Cards	**December 31, 2025**	**December 31, 2024**
Performing	**$ 27,919**	$ 22,614
Nonperforming	**148**	54
Total	**$ 28,067**	$ 22,668

The following table presents loans purchased and/or sold during the year by portfolio segment:

	Commercial and Industrial Loans	**Commercial Real Estate Loans**	**Agricultural Loans**	**Leases**	**Consumer Loans**	**Home Equity Loans**	**Credit Cards**	**Residential Mortgage Loans**	**Total**
December 31, 2025									
Purchases	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
Sales	**—**	**—**	**2,391**	**—**	**—**	**—**	**—**	**—**	**2,391**
December 31, 2024									
Purchases	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Sales	—	—	—	—	—	—	—	—	—

Dollars in thousands, except per share data

NOTE 5 – Loans (continued)

Certain directors, executive officers, and principal shareholders of the Company, including their immediate families and companies in which they are principal owners, were loan customers of the Company during 2025. A summary of the activity of these loans follows:

Balance January 1, 2025	Additions	Changes in Persons or Interests Included	Deductions		Balance December 31, 2025
			Collected	Charged-off	
$ 35,196	$ 4,518	$ 1,527	$ (7,459)	$ —	$ 33,782

NOTE 6 – Premises, Furniture, and Equipment

Premises, furniture, and equipment was comprised of the following classifications at December 31:

	2025	2024
Land	$ 37,330	$ 27,026
Buildings and Improvements	137,411	108,057
Furniture and Equipment	53,312	48,347
Total Premises, Furniture and Equipment	228,053	183,430
Less: Accumulated Depreciation	(89,052)	(79,385)
Total	$ 139,001	$ 104,045

Depreciation expense was $8,983, $6,882 and $6,570 for 2025, 2024 and 2023, respectively.

NOTE 7 - Deposits

At year end 2025, stated maturities of time deposits were as follows:

2026	$ 1,074,869
2027	106,847
2028	95,769
2029	7,670
2030	4,354
Thereafter	28
Total	$ 1,289,537

Time deposits and brokered certificates of deposit exceeding the FDIC insurance limit of $250 at December 31, 2025 and 2024 were $448,699 and $353,961, respectively.

Time deposits originated from outside the geographic area, generally through brokers, totaled $37,358 and $4,713 at December 31, 2025 and 2024, respectively.

Deposits from principal officers, directors, and their affiliates at year-end 2025 and 2024 were $105,902 and $64,352, respectively.

Dollars in thousands, except per share data

NOTE 8 – FHLB Advances and Other Borrowings

The Company's funding sources include Federal Home Loan Bank advances, borrowings from other third party correspondent financial institutions, issuance and sale of subordinated debt and other capital securities, and repurchase agreements. Information regarding each of these types of borrowings or other indebtedness is as follows:

	December 31,			
	2025		2024	
	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
Long-term Advances from Federal Home Loan Bank collateralized by qualifying mortgages, investment securities, and mortgage-backed securities	**$ 100,000**	**$ —**	$ 75,000	$ —
Junior Subordinated Debentures assumed from American Community Bancorp, Inc.	**8,248**	**(1,423)**	8,248	(1,573)
Junior Subordinated Debentures assumed from River Valley Bancorp, Inc.	**7,217**	**(766)**	7,217	(871)
Junior Subordinated Debentures assumed from Citizens First Corporation	**5,155**	**(722)**	5,155	(787)
Junior Subordinated Debentures assumed from Citizens Union Bancorp of Shelbyville, Inc.	**20,600**	**(1,615)**	20,600	(1,751)
Subordinated Debentures	**—**	**—**	40,000	(372)
Finance Lease Obligation	**2,137**	**—**	2,403	—
Long-term Borrowings	**143,357**	**(4,526)**	158,623	(5,354)
Overnight Variable Rate Advances from Federal Home Loan Bank collateralized by qualifying mortgages, investment securities, and mortgage-backed securities	**—**	**—**	—	—
Federal Funds Purchased	**—**	**—**	—	—
Repurchase Agreements	**43,852**	**—**	56,862	—
Short-term Borrowings	**43,852**	**—**	56,862	—
Total Borrowings	**$ 187,209**	**$ (4,526)**	$ 215,485	$ (5,354)

Repurchase agreements, which are classified as secured borrowings, generally mature within one day of the transaction date. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the value of the underlying securities.

	2025	2024
Average Daily Balance During the Year	**$ 37,573**	$ 47,187
Average Interest Rate During the Year	**0.94 %**	1.50 %
Maximum Month-end Balance During the Year	**$ 47,488**	$ 68,228
Weighted Average Interest Rate at Year-end	**0.81 %**	1.27 %

At December 31, 2025, interest rates on long-term FHLB Advances ranged from 3.43% to 3.99% with a weighted average rate of 3.67%. At December 31, 2024, interest rates on long-term FHLB Advances ranged from 3.54% to 3.99% with a weighted average rate of 3.75%. At December 31, 2025 and 2024, the Company had no advances containing options whereby the FHLB may convert a fixed rate advance to an adjustable rate advance.

At December 31, 2024, the Company had outstanding $39,628, in aggregate principal amount, a 4.50% Fixed-to-Floating Rate Subordinated Notes due 2029 (the "2029 Notes"). The 2029 Notes were redeemed in their entirety on December 30, 2025, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. Prior to June 30, 2024, the interest rate on the 2029 Notes was fixed at an annual rate of 4.50%, payable semi-annually in arrears. From and including June 30, 2024 to but excluding the redemption date, the interest rate was reset quarterly to a rate per annum equal to the then-current three-month CME Term SOFR, plus the applicable spread adjustment of 0.26161% percent, plus 2.68% percent.

On September 15, 2025, the Company redeemed its 5.0% Fixed-to-Floating Rate Subordinated Notes due 2030 (the "2030 Notes"), outstanding in the aggregate principal amount of $24.3 million, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2030 Notes were acquired through the acquisition of Heartland BancCorp in February 2025.

While portions of the 2029 Notes and 2030 Notes qualified as Tier 2 capital for regulatory capital purposes, the redemptions did not have a material impact on the capital ratios of the Company or the Bank.

Dollars in thousands, except per share data

NOTE 8 - FHLB Advances and Other Borrowings (continued)

At December 31, 2025, the parent company had a $15 million line of credit with U.S. Bank National Association, which had no outstanding balance. The line of credit matures September 23, 2026. Interest on the line of credit is based upon one-month Term SOFR plus 2.10%.

At December 31, 2025, scheduled principal payments on long-term borrowings, excluding the capitalized lease obligation and acquired subordinated debentures (which are discussed below) are as follows:

2026	$ —
2027	—
2028	—
2029	75,000
2030	25,000
Thereafter	—
Total	$ 100,000

The Company assumed the obligations of junior subordinated debentures through the acquisitions of American Community Bancorp, Inc., River Valley Bancorp, Citizens First Corporation and Citizens Union Bancorp of Shelbyville, Inc. The junior subordinated debentures were issued to ACB Capital Trust I, ACB Capital Trust II, RIVR Statutory Trust I, Citizens First Statutory Trust I, CUB Capital Trust I and CUB Capital Trust II. The trusts are wholly owned by the Company. In accordance with accounting guidelines, the trusts are not consolidated with the Company's financials, but rather the subordinated debentures are shown as borrowings. The Company guarantees payment of distributions on the trust preferred securities issued by the various trusts. Interest is payable on a quarterly basis. These securities qualify as Tier 1 capital (with certain limitations) for regulatory purposes. $35,733 of the junior subordinated debentures were treated as Tier 1 capital for regulatory capital purposes as of December 31, 2025. $35,281 of the junior subordinated debentures were treated as Tier 1 capital for regulatory capital purposes as of December 31, 2024. As a result of the acquisitions, these liabilities were recorded at fair value at the acquisition date with the discount amortizing into interest expense over the life of the liability, ultimately accreting to the issuance amount disclosed below.

The following table summarizes the terms of each issuance:

	Date of Issuance	Issuance Amount	Carrying Amount at December 31, 2025	Variable Rate (1)	Rate as of December 31, 2025	Rate as of December 31, 2024	Maturity Date
ACB Trust I	5/6/2005	$ 5,155	$ 4,289	3-Month SOFR + 2.15%	6.08 %	6.74 %	May 2035
ACB Trust II	7/15/2005	3,093	2,536	3-Month SOFR + 1.85%	5.99 %	6.63 %	July 2035
RIVR Statutory Trust I	3/26/2003	7,217	6,451	3-Month SOFR + 3.15%	7.10 %	7.74 %	March 2033
Citizens First Statutory Trust I	10/16/2006	5,155	4,433	3-Month SOFR +1.65%	5.90 %	6.50 %	January 2037
CUB Capital Trust I	10/21/2004	10,310	9,741	3-Month SOFR +2.00%	6.14 %	6.78 %	November 2034
CUB Capital Trust II	8/17/2005	10,310	9,244	3-Month SOFR +1.50%	5.67 %	6.42 %	October 2035

(1) "3-Month SOFR" refers to the three-month CME Term SOFR, which became effective following the first London banking day after June 30, 2023, plus the applicable spread adjustment of 0.26161% percent.

NOTE 9 - Shareholders' Equity

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The current risk-based capital rules, as adopted by federal banking regulators, are based upon guidelines developed by the Basel Committee on Banking Supervision and reflect various requirements of the Dodd-Frank Act (the "Basel III Rules"). The Basel III Rules require banking organizations to, among other things, maintain a minimum ratio of Total Capital to risk-weighted assets, a minimum ratio of Tier 1 Capital to risk-weighted assets, a minimum ratio of "Common Equity Tier 1 Capital" to risk-weighted assets, and a minimum leverage ratio (calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets). In addition, under the Basel III Rules, in order to avoid limitations on capital distributions, including dividend payments, the Company is required to maintain a 2.5% capital conservation buffer above the adequately capitalized regulatory capital ratios. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. At December 31, 2025, the Company and Bank meet all capital adequacy requirements to which they are subject.

Dollars in thousands, except per share data

NOTE 9 – Shareholders' Equity (continued)

Prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2025 and 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

At December 31, 2025, consolidated and bank actual capital and minimum required levels are presented below:

	Actual:		Minimum Required For Capital Adequacy Purposes:		Minimum Required To Be Well-Capitalized Under Prompt Corrective Action Regulations:	
	Amount	**Ratio**	**Amount**	**Ratio** [(1)]	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets)						
Consolidated	**$ 1,024,473**	**14.93 %**	**$ 548,951**	**8.00 %**	**N/A**	**N/A**
Bank	**945,643**	**13.80**	**548,089**	**8.00**	**$ 685,111**	**10.00 %**
Tier 1 (Core) Capital (to Risk Weighted Assets)						
Consolidated	**$ 963,391**	**14.04 %**	**$ 411,713**	**6.00 %**	**N/A**	**N/A**
Bank	**884,561**	**12.91**	**411,067**	**6.00**	**$ 548,089**	**8.00 %**
Common Tier 1 (CET 1) Capital Ratio (to Risk Weighted Assets)						
Consolidated	**$ 927,658**	**13.52 %**	**$ 308,785**	**4.50 %**	**N/A**	**N/A**
Bank	**884,561**	**12.91**	**308,300**	**4.50**	**$ 445,322**	**6.50 %**
Tier 1 (Core) Capital (to Average Assets)						
Consolidated	**$ 963,391**	**11.54 %**	**$ 333,993**	**4.00 %**	**N/A**	**N/A**
Bank	**884,561**	**10.61**	**333,489**	**4.00**	**$ 416,862**	**5.00 %**

(1) Excludes 2.5% capital conservation buffer.

At December 31, 2024, consolidated and bank actual capital and minimum required levels are presented below:

	Actual:		Minimum Required For Capital Adequacy Purposes:		Minimum Required To Be Well-Capitalized Under Prompt Corrective Action Regulations:	
	Amount	**Ratio**	**Amount**	**Ratio** [(1)]	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 863,999	17.15 %	$ 402,996	8.00 %	N/A	N/A
Bank	756,122	15.02	402,638	8.00	$ 503,297	10.00 %
Tier 1 (Core) Capital (to Risk Weighted Assets)						
Consolidated	$ 791,794	15.72 %	$ 302,247	6.00 %	N/A	N/A
Bank	715,917	14.23	301,978	6.00	$ 402,638	8.00 %
Common Tier 1 (CET 1) Capital Ratio (to Risk Weighted Assets)						
Consolidated	$ 756,513	15.02 %	$ 226,685	4.50 %	N/A	N/A
Bank	715,917	14.23	226,484	4.50	$ 327,143	6.50 %
Tier 1 (Core) Capital (to Average Assets)						
Consolidated	$ 791,794	12.28 %	$ 257,936	4.00 %	N/A	N/A
Bank	715,917	11.12	257,468	4.00	$ 321,835	5.00 %

(1) Excludes 2.5% capital conservation buffer.

The Company and the Bank at year end 2025 and 2024 were categorized as well-capitalized. There have been no conditions or events that management believes has changed the classification of the Bank under the prompt corrective action regulations since the last notification from regulators. Regulations require the maintenance of certain capital levels at the Bank, and may limit the

Dollars in thousands, except per share data

NOTE 9 – Shareholders' Equity (continued)

dividends payable by the affiliate to the holding company, or by the holding company to its shareholders. At December 31, 2025 the Bank had approximately $145,000 in retained earnings available for payment of dividends to the parent company without prior regulatory approval.

The Company adopted the CECL accounting standard under GAAP effective January 1, 2020. The regulatory capital rules applicable to the Company provided an optional three-year phase-in period for the day-one adverse regulatory capital effects of adopting CECL. In addition, as part of the CARES Act, banking organizations were further permitted to mitigate the estimated cumulative regulatory capital effects of CECL for up to an additional two years. As a result, on January 1, 2022, the Company began the required three-year phase-in by reflecting 25% of the previously deferred estimated capital impact of CECL in its regulatory capital effective January 1, 2022. An additional 25% was phased in on each of January 1, 2023, January 1, 2024 and January 1, 2025. As of January 1, 2025, the adverse cumulative effects of adopting CECL have been fully phased into our regulatory capital.

Equity Plans and Equity Based Compensation

During the periods presented, the Company maintained one equity incentive plan under which stock options, restricted stock, and other equity incentive awards could be granted. The Company's 2019 Long-Term Equity Incentive Plan (the "2019 LTI Plan"), which authorizes a maximum aggregate issuance of 1,000,000 shares of common stock (subject to certain permitted adjustments), became effective on May 16, 2019, following approval of the Company's shareholders. It will remain in effect until May 16, 2029, or until all shares of common stock subject to the 2019 LTI Plan are distributed, all awards have expired or terminated, or the plan is terminated pursuant to its terms, whichever occurs first.

Stock Options

Options may be designated as incentive stock options or as nonqualified stock options. While the date after which options are first exercisable is determined by the appropriate committee of the Board of Directors of the Company (the "Committee") or, in the case of options granted to directors, by the Board of Directors, no stock option may be exercised after ten years from the date of grant. The exercise price of stock options granted pursuant to the plan must be no less than the market value of the common stock on the date of the grant.

In addition to paying the exercise price for options in cash, the Committee, in its sole discretion, may allow an optionee to tender outstanding common shares as payment of the exercise price. Any common shares delivered by an optionee in connection with the exercise of an option award must have been owned by the optionee for at least six months as of the date of delivery. Shares used to satisfy the exercise price of an option are valued at their fair market value on the date of exercise.

The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of common stock as of the reporting date.

During 2025, 2024 and 2023, the Company granted no options, and recorded no stock compensation expense related to option grants. The Company recorded no other stock compensation expense applicable to options during the years ended December 31, 2025, 2024 and 2023.

Restricted Stock

During the periods presented, awards of long-term incentives were granted in the form of restricted stock. Awards granted under the management incentive plan are granted in tandem with cash credit entitlements in the form of 66.67% restricted stock grants and 33.33% cash credit entitlements. The cash portion of an award vests towards the end of the year in which the grant was made, followed by the restricted stock grants vesting 50% in each of the 2nd and 3rd years. For named executive officers, awards are granted in the form of 100% restricted stock grants which vest in three annual installments. Awards that are granted to directors as additional retainers for their services do not include any cash credit entitlement. These director restricted stock grants are subject to forfeiture in the event that the recipient of the grant does not continue in service as a director of the Company through the end of the one-year compensation period or does not satisfy certain meeting attendance requirements, at which time they generally vest 100%. For measuring compensation costs, restricted stock awards are valued based upon the market value of the common shares on the date of grant.

Dollars in thousands, except per share data

NOTE 9 – Shareholders' Equity (continued)

The following table presents expense recorded for restricted stock and cash entitlements as well as the related tax effect for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
Restricted Stock Expense	**$ 3,274**	$ 3,190	$ 2,345
Cash Entitlement Expense	**760**	761	750
Tax Effect	**(1,046)**	(1,025)	(803)
Net of Tax	**$ 2,988**	$ 2,926	$ 2,292

Unrecognized expense associated with the restricted stock grants and cash entitlements totaled $3,771, $3,516, and $3,519 as of December 31, 2025, 2024, and 2023, respectively.

The following table presents information on restricted stock grants outstanding for the period shown:

	Year Ended December 31, 2025	
	Restricted Shares	Weighted Average Market Price at Grant
Outstanding at Beginning of Period	**134,680**	**$ 32.80**
Granted	**92,184**	**38.87**
Vested	**(77,246)**	**33.37**
Forfeited and Tendered	**(16,321)**	**34.47**
Outstanding at End of Period	**133,297**	**35.78**

Employee Stock Purchase Plan

The Company's shareholders approved the Company's 2019 Employee Stock Purchase Plan on May 16, 2019, as well as an Amended and Restated 2019 Employee Stock Purchase Plan on May 21, 2020, which was amended and restated to reflect certain clarifying changes (the "2019 ESPP"). The 2019 ESPP provides for a series of 3-month offering periods, commencing on the first day and ending on the last trading day of each calendar quarter, for the purchase of the Company's common stock by participating employees. The purchase price of the shares has been set at 95% of the fair market value of the Company's common stock on the last trading day of the offering period. A total of 750,000 common shares has been reserved for issuance under the 2019 ESPP. The 2019 ESPP will continue until September 30, 2029, or, if earlier, until all of the shares of common stock allocated to the 2019 ESPP have been purchased. Funding for the purchase of common stock is from employee and Company contributions.

In 2025, the Company recorded $37 of expense, $28 net of tax, for the 2019 ESPP. In 2024, the Company recorded $22 of expense, $17 net of tax, for the 2019 ESPP. In 2023, the Company recorded $29 of expense, $22 net of tax, for the 2019 ESPP. There was no unrecognized compensation expense as of December 31, 2025, 2024 and 2023 for the 2019 ESPP.

Stock Repurchase Plan

The Company's Board of Directors previously approved a plan to repurchase up to one million shares of the Company's outstanding common stock. On a share basis, the amount of common stock subject to the repurchase plan represented approximately 3% of the Company's outstanding shares on the date it was approved. The Company is not obligated to purchase shares under the plan, and the plan may be discontinued at any time. The actual timing, number and share price of shares purchased under the repurchase plan will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market and economic conditions and applicable legal requirements. The Company has not repurchased any shares under this repurchase plan.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations, like the Company. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

Dollars in thousands, except per share data

NOTE 10 - Employee Benefit Plans

The Company provides a contributory trusteed 401(k) deferred compensation and profit sharing plan, which covers substantially all employees. The Company agrees to match certain employee contributions under the 401(k) portion of the plan, while profit sharing contributions are discretionary and are subject to determination by the Board of Directors. Company contributions were $2,871, $2,381, and $2,356 for 2025, 2024, and 2023, respectively.

The Company self-insures employee health benefits. Stop loss insurance covers annual losses exceeding $175 per covered family. Management's policy is to establish a reserve for claims not submitted by a charge to earnings based on prior experience. Charges to earnings were $8,797, $7,303, and $7,227 for 2025, 2024, and 2023, respectively.

The Company maintains deferred compensation plans for the benefit of certain directors and officers. Under the plans, the Company agrees in return for the directors and officers deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $2,745 and $2,485 at December 31, 2025 and 2024, respectively. Deferred compensation expense was $161, $81, and $261 for 2025, 2024, and 2023, respectively. In conjunction with the plans, the Company purchased life insurance on certain directors and officers.

Postretirement Medical and Life Benefit Plan

The Company has an unfunded postretirement benefit plan covering substantially all of its employees. The medical plan is contributory with the participants' contributions adjusted annually; the life insurance plans are noncontributory.

Changes in Accumulated Postretirement Benefit Obligations:	**2025**	**2024**
Obligation at the Beginning of Year	**$ 1,534**	$ 1,747
Unrecognized Loss (Gain)	**753**	(240)
Components of Net Periodic Postretirement Benefit Cost		
Service Cost	**106**	118
Interest Cost	**79**	77
Net Expected Benefit Payments	**(113)**	(168)
Amendments	**—**	—
Obligation at End of Year	**$ 2,359**	$ 1,534

Components of Postretirement Benefit Expense:	**2025**	**2024**	**2023**
Service Cost	**$ 106**	$ 118	$ 101
Interest Cost	**79**	77	71
Amortization of Prior Service Costs	**(3)**	(3)	(3)
Amortization of Unrecognized Net (Gain) Loss	**19**	46	32
Net Postretirement Benefit Expense	**201**	238	201
Net Gain (Loss) During Period Recognized in Other Comprehensive Income (Loss)	**737**	(283)	158
Total Recognized in Net Postretirement Benefit Expense and Other Comprehensive Income	**$ 938**	$ (45)	$ 359

Assumptions Used to Determine Net Periodic Cost and Benefit Obligations:	**2025**	**2024**	**2023**
Discount Rate	**5.06 %**	5.30 %	4.64 %

Assumed Health Care Cost Trend Rates at Year-end:	**2025**	**2024**
Health Care Cost Trend Rate Assumed for Next Year	**8.00 %**	7.50 %
Rate that the Cost Trend Rate Gradually Declines to	**4.50 %**	4.50 %
Year that the Rate Reaches the Rate it is Assumed to Remain at	**2040**	2031

Contributions

The Company expects to contribute $170 to its postretirement medical and life insurance plan in 2026.

Dollars in thousands, except per share data

NOTE 10 – Employee Benefit Plans (continued)

Estimated Future Benefits

The following postretirement benefit payments, which reflect expected future service, are expected to be paid:

2026	$ 170
2027	167
2028	177
2029	200
2030	240
2031-2035	1,367

NOTE 11 - Income Taxes

The provision for income taxes consists of the following:

	2025	2024	2023
Current Federal	**$ 17,453**	$ 17,521	$ 13,067
Current State	**1,723**	3,306	1,934
Deferred Federal	**7,126**	(766)	2,602
Deferred State	**1,133**	227	156
Total Income Tax Expense from Continuing Operations	**$ 27,435**	$ 20,288	$ 17,759

Effective tax rates differ from the federal statutory rate of 21% for 2025, 2024 and 2023 applied to income before income taxes due to the following:

	2025		2024		2023	
	Amount	**Percent**	Amount	Percent	Amount	Percent
Federal Statutory Income Tax	**$ 29,415**	**21.00 %**	$ 21,861	21.00 %	$ 21,766	21.00 %
Effect of:						
State and Local Income Tax, Net of Federal Tax Effect*	**2,256**	**1.61**	2,782	2.67	1,651	1.59
Tax Credits:						
General Business Tax Credits, Net of Amortization	**(40)**	**(0.03)**	(54)	(0.05)	(27)	(0.03)
Nontaxable or Nondeductible Items:						
Income from Tax-exempt Loans and Investments, Net of Interest Expense Disallowance	**(3,842)**	**(2.74)**	(4,008)	(3.85)	(4,951)	(4.78)
Other Differences	**(354)**	**(0.25)**	(293)	(0.28)	(680)	(0.65)
Total Income Taxes	**$ 27,435**	**19.59 %**	$ 20,288	19.49 %	$ 17,759	17.13 %

*State taxes in Indiana and Kentucky made up the majority (greater than 50 percent) of the tax effect in this category.

The Company does not have income from foreign sources and therefore does not have any foreign income tax.

Income taxes paid were as follows, net of refunds:

	2025	2024
Federal	**$ 16,550**	$ 14,823
State and Local		
Indiana	**1,900**	1,430
Kentucky	**375**	1,450
All Other States	**100**	120
Total Taxes Paid	**$ 18,925**	$ 17,823

Dollars in thousands, except per share data

NOTE 11 – Income Taxes (continued)

The net deferred tax asset/(liability) at December 31 consists of the following:

	2025	2024
Deferred Tax Assets:		
Allowance for Credit Losses	**$ 18,805**	$ 11,088
Lease Liability (Operating Leases)	**1,372**	1,121
Unrealized Loss on Securities	**43,915**	58,803
Deferred Compensation and Employee Benefits	**1,055**	933
Other-than-temporary Impairment	**239**	246
Accrued Expenses	**1,504**	1,248
Business Combination Fair Value Adjustments	**11,391**	—
Pension and Postretirement Plans	**182**	182
Other Real Estate Owned	**40**	41
Non-Accrual Loan Interest Income	**472**	355
Net Operating Loss Carryforward	**3,101**	488
Other	**1,679**	1,046
Total Deferred Tax Assets	**83,755**	75,551
Deferred Tax Liabilities:		
Depreciation	**(5,516)**	(3,095)
Leasing Activities, Net	**(15,208)**	(13,039)
FHLB Stock Dividends	**(442)**	(432)
Prepaid Expenses	**(358)**	(136)
Intangibles	**(9,660)**	(2,061)
Deferred Loan Fees	**(1,058)**	(996)
Mortgage Servicing Rights	**(1,088)**	(44)
Right of Use Asset (Operating Leases)	**(1,321)**	(1,080)
Business Combination Fair Value Adjustments	**—**	(640)
Other	**(976)**	(1,198)
Total Deferred Tax Liabilities	**(35,627)**	(22,721)
Valuation Allowance	**—**	—
Net Deferred Tax Asset/(Liability)	**$ 48,128**	$ 52,830

Under the Internal Revenue Code, through 1996, three acquired banking companies, which are now a part of the Company's single banking subsidiary, were allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The acquired banks were formerly known as River Valley Financial Bank (acquired in March 2016), Peoples Community Bank (acquired in October 2005) and First American Bank (acquired in January 1999). Subject to certain limitations, these banks were permitted to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deductions or actual loss experience. Each of the banks generally computed its annual addition to its bad debt reserves using the percentage of taxable income method; however, due to certain limitations in 1996, the banks were only allowed a deduction based on actual loss experience.

Retained earnings at December 31, 2025, include approximately $5,095 for which no provision for federal income taxes has been made. This amount represents allocations of income for allowable bad debt deductions. Reduction of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate. It is not contemplated that amounts allocated to bad debt deductions will be used in any manner to create taxable income. The unrecorded deferred income tax liability on the above amount at December 31, 2025 was approximately $1,070.

As of December 31, 2025, the Company had Federal net operating loss carryforwards of $13,041 that do not expire and Kentucky net operating loss carryforwards of $8,666, which expire in years ranging from 2030 through 2040. These net operating loss carryforwards are expected to be fully utilized before their expiration dates.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2025, 2024, and 2023, and did not recognize any increase in unrecognized benefits during 2025 relative to any tax positions taken in 2025. Should the accrual of any interest or penalties

Dollars in thousands, except per share data

NOTE 11 – Income Taxes (continued)

relative to unrecognized tax benefits be necessary, it is the Company's policy to record such accruals in its income tax expense accounts; no such accruals existed as of December 31, 2025, 2024, and 2023. The Company and its corporate subsidiaries file a consolidated U.S. Federal income tax return, which is subject to examination for all years after 2021. The Company and its corporate subsidiaries file combined/unitary returns in various states, which are subject to examination for all years after 2021.

NOTE 12 - Revenue Recognition

The following table presents non-interest income, segregated by revenue streams in-scope and out-of-scope of FASB ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), for the years ended December 31, 2025, 2024 and 2023. Trust and investment product fees are included in the wealth management services segment while insurance revenues are included in the insurance segment. All other revenue streams are primarily included in the banking segment.

	Years Ended December 31,		
Non-interest Income	**2025**	**2024**	**2023**
In-Scope of Topic 606:			
Wealth Management Fees	**$ 16,808**	$ 14,416	$ 11,711
Service Charges on Deposit Accounts	**15,083**	12,669	11,538
Insurance Revenues	**—**	4,384	9,596
Interchange Fee Income	**19,598**	17,125	17,452
Other Operating Income:			
ATM Fees	**1,299**	1,197	1,185
Wire Transfer Fees	**931**	709	696
Other (1)	**1,387**	1,100	1,251
Non-interest Income (in-scope of Topic 606)	**55,106**	51,600	53,429
Non-interest Income (out-of-scope of Topic 606)	**12,206**	11,060	6,832
Total Non-interest Income	**$ 67,312**	$ 62,660	$ 60,261

(1) "Other" income includes safe deposit box rentals and other non-interest related fees totaling $1.3 million, $1.1 million, and $1.2 million for the years ended December 31, 2025, 2024, and 2023, respectively, all of which are within scope of ASC 606.

A description of the Company's revenue streams accounted for under Topic 606 follows:

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as stop payment charges and statement rendering, are recognized at the time the transaction is executed (the point in time the Company fills the customer's request). Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs.

Interchange Fee Income: The Company earns interchange fees from debit/credit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Wealth Management Fees: The Company earns wealth management and investment services income from its contracts with wealth management customers to manage assets for investment and/or to transact their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on the market value of assets under management at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed (trade date).

Insurance Revenues: The Company earned insurance revenue from commissions derived from the sale of personal and corporate property and casualty insurance products. These commissions were primarily earned over time as the Company provided the contracted insurance product to customers.

Other Operating Income: The other operating income revenue streams within the scope of Topic 606 consist of ATM fees, wire transfer fees, safe deposit box rentals, check printing commissions and other non-interest related fees.

Dollars in thousands, except per share data

NOTE 13 – Per Share Data

The computation of Basic Earnings per Share and Diluted Earnings per Share are provided below:

	2025	2024	2023
Basic Earnings per Share:			
Net Income	**$ 112,635**	$ 83,811	$ 85,888
Weighted Average Shares Outstanding	**36,796,342**	29,656,416	29,557,567
Basic Earnings per Share	**$ 3.06**	$ 2.83	$ 2.91
Diluted Earnings per Share:			
Net Income	**$ 112,635**	$ 83,811	$ 85,888
Weighted Average Shares Outstanding	**36,796,342**	29,656,416	29,557,567
Potentially Dilutive Shares, Net	**—**	—	—
Diluted Weighted Average Shares Outstanding	**36,796,342**	29,656,416	29,557,567
Diluted Earnings per Share	**$ 3.06**	$ 2.83	$ 2.91

There were no anti-dilutive shares at December 31, 2025, 2024, and 2023. There were no stock options outstanding at December 31, 2025, 2024 and 2023. Restricted stock units are participating shares and included in outstanding shares for purposes of the calculation of earnings per share.

NOTE 14 - Leases

At the inception of a contract, an entity should determine whether the contract contains a lease. Topic 842 defines a lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Control over the use of an identified asset means that the customer has both (1) the right to obtain substantially all of the economic benefits from the use of the asset and (2) the right to direct the use of the asset.

The Bank has finance leases for branch offices as well as operating leases for branch offices, ATM locations and certain office equipment. The right-of-use asset is included in the 'Premises, Furniture and Equipment, Net' line of the Consolidated Balance Sheet. The lease liability is included in the 'Accrued Interest Payable and Other Liabilities' line of the Consolidated Balance Sheet.

The Company used the implicit lease rate when determining the present value of lease payments for finance leases. The present value of lease payments for operating leases was determined using the incremental borrowing rate as of the date the Company adopted this standard.

The components of lease expense were as follows:

	December 31, 2025	December 31, 2024
Finance Lease Cost:		
Amortization of Right-of-Use Assets	**$ 210**	$ 210
Interest on Lease Liabilities	**252**	280
Operating Lease Cost	**1,701**	1,319
Short-term Lease Cost	**—**	—
Total Lease Cost	**$ 2,163**	$ 1,809

The weighted average lease term and discount rates were as follows:

	December 31, 2025	December 31, 2024
Weighted Average Remaining Lease Term:		
Finance Leases	**6 years**	7 years
Operating Leases	**5 years**	6 years
Weighted Average Discount Rate:		
Finance Leases	**11.30 %**	11.34 %
Operating Leases	**3.27 %**	3.10 %

Dollars in thousands, except per share data

NOTE 14 – Leases (continued)

Supplemental balance sheet information related to leases were as follows:

	December 31, 2025	December 31, 2024
Finance Leases		
Premises, Furniture and Equipment, Net	**$ 1,228**	$ 1,438
Other Borrowings	**$ 2,137**	$ 2,403
Operating Leases		
Operating Lease Right-of-Use Assets	**$ 5,584**	$ 4,315
Operating Lease Liabilities	**$ 5,764**	$ 4,484

Supplemental cash flow information related to leases were as follows:

	December 31, 2025	December 31, 2024
Cash Paid for Amounts in the Measurement of Lease Liabilities:		
Operating Cash Flows from Finance Leases	**$ 252**	$ 280
Operating Cash Flows from Operating Leases	**1,687**	1,307
Financing Cash Flows from Finance Leases	**289**	261

The following table presents a maturity analysis of Finance and Operating Lease Liabilities:

	December 31, 2025	
	Finance Leases	Operating Leases
Year 1	**$ 519**	**$ 1,546**
Year 2	**486**	**1,279**
Year 3	**438**	**871**
Year 4	**438**	**663**
Year 5	**438**	**426**
Thereafter	**633**	**1,634**
Total Lease Payments	**2,952**	**6,419**
Less Imputed Interest	**(815)**	**(655)**
Total	**$ 2,137**	**$ 5,764**

NOTE 15 - Commitments and Off-balance Sheet Items

In the normal course of business, there are various commitments and contingent liabilities, such as commitments to extend credit and commitments to sell loans, which are not reflected in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policy to make commitments as it uses for on-balance sheet items.

The Company's exposure to credit risk for commitments to sell loans is dependent upon the ability of the counter-party to purchase the loans. This is generally assured by the use of government sponsored entity counterparts. These commitments are subject to market risk resulting from fluctuations in interest rates.

Dollars in thousands, except per share data

NOTE 15 – Commitments and Off-balance Sheet Items (continued)

Commitments and contingent liabilities are summarized as follows, at December 31:

	2025		2024	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to Fund Loans:				
Consumer Lines	**$ 16,377**	**$ 971,533**	$ 19,477	$ 734,821
Commercial Operating Lines	**124,804**	**826,030**	83,754	544,757
Residential Mortgages	**1,897**	**480**	13,602	525
Total Commitments to Fund Loans	**$ 143,078**	**$ 1,798,043**	$ 116,833	$ 1,280,103
Commitments to Sell Loans:				
Mandatory	**$ 7,046**	**$ —**	$ 2,715	$ —
Non-mandatory	**$ —**	**$ —**	$ 6,043	$ —
Standby Letters of Credit	**$ 2,152**	**$ 15,589**	$ 2,170	$ 12,586

The fixed rate commitments to fund loans have interest rates ranging from 2.00% to 24.00% and maturities ranging from less than 1 year to 36 years. Since many commitments to make loans expire without being used, these amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land, and other items.

The Company maintains an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued interest payable and other liabilities which totaled $1,054 and $586 for December 31, 2025 and 2024, respectively.

NOTE 16 - Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For investment securities where quoted prices are not available, fair values are calculated based on market prices of similar investment securities (Level 2). For investment securities where quoted prices or market prices of similar investment securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Level 3 pricing is obtained from a third-party based upon similar trades that are not traded frequently without adjustment by the Company. At December 31, 2025, the Company held no Level 3 securities. Absent the credit rating, significant assumptions must be made such that the credit risk input becomes an unobservable input and thus these investment securities are reported by the Company in a Level 3 classification.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Dollars in thousands, except per share data

NOTE 16 – Fair Value (continued)

Collateral Dependent Loans: Fair values for collateral dependent loans are generally based on appraisals obtained from licensed real estate appraisers and in certain circumstances includes consideration of offers obtained to purchase properties prior to foreclosure. Appraisals for commercial real estate generally use three methods to derive value: cost, sales or market comparison and income approach. The cost method bases value in the cost to replace the current property. Value of market comparison approach evaluates the sales price of similar properties in the same market area. The income approach considers net operating income generated by the property and an investor's required return. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Comparable sales adjustments are based on known sales prices of similar type and similar use properties and duration of time that the property has been on the market to sell. Such adjustments made in the appraisal process are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Company's Risk Management Area reviews the assumptions and approaches utilized in the appraisal. In determining the value of impaired collateral dependent loans and other real estate owned, significant unobservable inputs may be used which include: physical condition of comparable properties sold, net operating income generated by the property and investor rates of return.

Other Real Estate: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate (ORE) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property utilizing similar techniques as discussed above for Impaired Loans, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, impairment loss is recognized.

Mortgage Servicing Rights (MSR): On a quarterly basis, mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. If the carrying amount exceeds fair value, impairment is determined and recorded. The fair value of MSRs is determined by discounting estimated future cash flows from the servicing assets, using market discount rates and expected future prepayment rates stratifying the MSRs into groupings based on predominant risk characteristics, such as loan type, term and interest rate as well as time period originated.

Loans Held-for-Sale: The fair values of loans held for sale are determined by using quoted prices for similar assets, adjusted for specific attributes of that loan resulting in a Level 2 classification.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Fair Value Measurements at December 31, 2025 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Assets:				
U.S. Treasury	$ **152,090**	$ **—**	$ **—**	$ **152,090**
Obligations of State and Political Subdivisions	**—**	**497,606**	**—**	**497,606**
MBS/CMO	**—**	**719,542**	**—**	**719,542**
US Gov't Sponsored Entities & Agencies	**—**	**288,156**	**—**	**288,156**
Total Securities	$ **152,090**	$ **1,505,304**	$ **—**	$ **1,657,394**
Loans Held-for-Sale	$ **—**	$ **7,817**	$ **—**	$ **7,817**
Mortgage Servicing Rights	$ **—**	$ **4,544**	$ **—**	$ **4,544**
Derivative Assets	$ **—**	$ **4,145**	$ **—**	$ **4,145**
Derivative Liabilities	$ **—**	$ **4,212**	$ **—**	$ **4,212**

Dollars in thousands, except per share data

NOTE 16 – Fair Value (continued)

	Fair Value Measurements at December 31, 2024 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
U.S. Treasury	$ 110,864	$ —	$ —	$ 110,864
Obligations of State and Political Subdivisions	—	463,169	—	$ 463,169
MBS/CMO	—	702,179	—	$ 702,179
US Gov't Sponsored Entities & Agencies	—	241,075	—	241,075
Total Securities	$ 110,864	$ 1,406,423	$ —	$ 1,517,287
Loans Held-for-Sale	$ —	$ 8,239	$ —	$ 8,239
Mortgage Servicing Rights	$ —	$ 179	$ —	$ 179
Derivative Assets	$ —	$ 6,439	$ —	$ 6,439
Derivative Liabilities	$ —	$ 6,476	$ —	$ 6,476

As of December 31, 2025 and 2024, the aggregate fair value, contractual balance (including accrued interest), and gain or loss on Loans Held-for-Sale were as follows:

	2025	2024
Aggregate Fair Value	**$ 7,817**	$ 8,239
Contractual Balance	**7,660**	8,111
Gain (Loss)	**157**	128

The total amount of gains(losses) from changes in fair value included in earnings for the years ended December 31, 2025, 2024 and 2023 for loans held for sale were $29, $27, and $(25), respectively.

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2025 and 2024:

	Obligations of State and Political Subdivisions		MBS/CMO	
	2025	2024	2025	2024
Balance of Recurring Level 3 Assets at January 1	**$ —**	$ 75	**$ —**	$ 984
Total Gains (Losses) Included in Other Comprehensive Income	**—**	2	**—**	69
Maturities / Calls	**—**	(15)	**—**	—
Transfers out of Level 3	**—**	(62)	**—**	(1,053)
Balance of Recurring Level 3 Assets at December 31	**$ —**	$ —	**$ —**	$ —

Of the total gain/loss included in earnings for the years ended December 31, 2025 and 2024, $0 and $56 was attributable to other changes in fair value, respectively.

As of December 31, 2024, one MBS/CMO Security with a fair value of $1,053 and one Obligation of State and Political Subdivisions security with a fair value of $62 were transferred from Level 3 to Level 2 because observable market data became available.

Dollars in thousands, except per share data

NOTE 16 – Fair Value (continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2025 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Collateral Dependent Loans				
Commercial and Industrial Loans	$ —	$ —	$ **14,914**	$ **14,914**
Commercial Real Estate Loans	—	—	**23,698**	**23,698**
Agricultural Loans	—	—	**2,544**	**2,544**
Consumer Loans	—	—	—	—
Home Equity Loans	—	—	**330**	**330**
Residential Mortgage Loans	—	—	**366**	**366**

	Fair Value Measurements at December 31, 2024 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Collateral Dependent Loans				
Commercial and Industrial Loans	$ —	$ —	$ 3,695	$ 3,695
Commercial Real Estate Loans	—	—	1,402	1,402
Agricultural Loans	—	—	1,910	1,910
Consumer Loans	—	—	10	10
Home Equity Loans	—	—	328	328
Residential Mortgage Loans	—	—	303	303

There was no Other Real Estate carried at fair value less costs to sell at December 31, 2025 and 2024. No charge to earnings was included in the years ended December 31, 2025 and 2024.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2025 and 2024:

December 31, 2025	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Collateral Dependent Loans - Commercial and Industrial Loans	$ **14,914**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**7% - 100% (69%)**
Collateral Dependent Loans - Commercial Real Estate Loans	$ **23,698**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**20% - 100% (89%)**
Collateral Dependent Loans - Agricultural Loans	$ **2,544**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**10% - 53% (37%)**
Collateral Dependent Loans - Consumer Loans	$ —	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**0% - 0% (0%)**
Collateral Dependent Loans - Home Equity Loans	$ **330**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**20% - 20% (20%)**
Collateral Dependent Loans - Residential Mortgage Loans	$ **366**	Sales comparison approach	Adjustment for physical condition of comparable properties sold	**20% -20% (20%)**

Dollars in thousands, except per share data

NOTE 16 – Fair Value (continued)

December 31, 2024	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Collateral Dependent Loans - Commercial and Industrial Loans	$ 3,695	Sales comparison approach	Adjustment for physical condition of comparable properties sold	30% - 88% (53%)
Collateral Dependent Loans - Commercial Real Estate Loans	$ 1,402	Sales comparison approach	Adjustment for physical condition of comparable properties sold	30% - 68% (46%)
Collateral Dependent Loans - Agricultural Loans	$ 1,910	Sales comparison approach	Adjustment for physical condition of comparable properties sold	30% - 100% (57%)
Collateral Dependent Loans - Consumer Loans	$ 10	Sales comparison approach	Adjustment for physical condition of comparable properties sold	20% - 20% (20%)
Collateral Dependent Loans - Home Equity Loans	$ 328	Sales comparison approach	Adjustment for physical condition of comparable properties sold	20% - 20% (20%)
Collateral Dependent Loans - Residential Mortgage Loans	$ 303	Sales comparison approach	Adjustment for physical condition of comparable properties sold	20% - 20% (20%)

The carrying amounts and estimated fair values of the Company's financial instruments not previously presented are provided in the tables below for the periods ending December 31, 2025 and 2024. Not all of the Company's assets and liabilities are considered financial instruments, and therefore are not included in the tables. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates were based on subjective judgments, and therefore cannot be determined with precision.

		Fair Value Measurements at December 31, 2025 Using			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:					
Cash and Short-term Investments	**$ 118,382**	**$ 71,428**	**$ 46,954**	**$ —**	**$ 118,382**
Interest Bearing Time Deposits with Banks	**500**	**—**	**500**	**—**	**500**
Loans, Net	**5,755,551**	**—**	**—**	**5,702,933**	**5,702,933**
Accrued Interest Receivable	**38,997**	**—**	**9,496**	**29,501**	**38,997**
Financial Liabilities:					
Demand, Savings, and Money Market Deposits	**(5,700,205)**	**(5,700,205)**	**—**	**—**	**(5,700,205)**
Time Deposits	**(1,289,537)**	**—**	**(1,286,002)**	**—**	**(1,286,002)**
Short-term Borrowings	**(43,852)**	**—**	**(43,852)**	**—**	**(43,852)**
Long-term Debt	**(138,831)**	**—**	**(102,892)**	**(34,126)**	**(137,018)**
Accrued Interest Payable	**(10,243)**	**—**	**(9,925)**	**(318)**	**(10,243)**

		Fair Value Measurements at December 31, 2024 Using			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:					
Cash and Short-term Investments	$ 188,792	$ 69,249	$ 119,543	$ —	$ 188,792
Interest Bearing Time Deposits with Banks	500	—	500	—	500
Loans, Net	4,072,818	—	—	3,993,595	3,993,595
Accrued Interest Receivable	31,280	—	8,499	22,781	31,280
Financial Liabilities:					
Demand, Savings, and Money Market Deposits	(4,412,474)	(4,412,474)	—	—	(4,412,474)
Time Deposits	(916,601)	—	(911,059)	—	(911,059)
Short-term Borrowings	(56,862)	—	(56,862)	—	(56,862)
Long-term Debt	(153,269)	—	(77,591)	(75,210)	(152,801)
Accrued Interest Payable	(8,468)	—	(8,116)	(352)	(8,468)

Dollars in thousands, except per share data

NOTE 17 – Loan Servicing

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

	2025	2024
Mortgage loan portfolios serviced for:		
FHLB	**$ 84,942**	$ 25,401
FHLMC	**348,750**	—
FNMA	**1,651**	1,897

Custodial escrow balances maintained in connection with serviced loans were $1,110 and $234 at year-end 2025 and 2024, respectively.

Activity for loan servicing rights and the related valuation allowance follows:

	2025	2024
Loan Servicing Rights:		
Beginning of Year	**$ 179**	$ 207
Additions	**569**	—
2/1/2025 Acquired Heartland Loan Servicing Rights	**4,513**	—
Disposals	—	—
Amortized to Expense	**717**	28
Other Changes	—	—
Change in Valuation Allowance	—	—
End of Year	**$ 4,544**	$ 179
Valuation Allowance:		
Beginning of Year	**$ —**	$ —
Additions Expensed	—	—
Reductions Credited to Operations	—	—
Direct Write-downs	—	—
End of Year	**$ —**	$ —

The fair value of servicing rights was $4,556 and $179 at year-end 2025 and 2024, respectively. Fair value at year-end 2025 was determined using discount rates ranging from 9.63% to 10.00%, prepayment speeds ranging from 9.00% to 27.54%, depending on the stratification of the specific right, and a weighted average default rate of .43%. Fair value at year-end 2024 was determined using a discount rate of 10.00% and prepayment speeds ranging from 9.00% to 12.60%, depending on the stratification of the specific right.

NOTE 18 - Segment Information

The Company's reportable segments are determined by the type of products and services offered and the level of information provided to the Company's chief operating decision maker, who uses such information in evaluating revenue streams, significant expenses, and budget to actual results in assessing the performance of the Company's segments and in the determination of allocation resources.

For the year ended December 31, 2025 and the last 7 months of 2024, the Company's operations included two primary segments: core banking and wealth management services. For the first five months of 2024, the Company's operations included three primary segments: core banking, wealth management services, and insurance operations. On June 1, 2024, the Company sold substantially all of the assets of its insurance operations and ceased insurance-related activities for the Company. As a result of the sale, insurance revenue and expenses reported within the accompanying financial statements reflect operations during the first five months of 2024. See Note 2 for additional information on this sale.

The core banking segment involves attracting deposits from the general public and using such funds to originate consumer, commercial and agricultural, commercial and agricultural real estate, and residential mortgage loans, primarily in the Company's local markets by the Company's banking subsidiary, German American Bank, which operated through 94 banking offices at December 31, 2025. Net interest income from loans and investments funded by deposits and borrowings is the primary revenue for the core-banking segment. The core banking segment also involves the sale of residential mortgage loans in the secondary market. The wealth management segment's revenues are comprised primarily of fees generated by the wealth

Dollars in thousands, except per share data

NOTE 18 – Segment Information (continued)

advisory and trust operations of the Company's banking subsidiary and by German American Investment Services, Inc. These fees are derived by providing trust, investment advisory, brokerage and retirement planning services to its customers. The insurance segment offered a full range of personal and corporate property and casualty insurance products, primarily in the Company's banking subsidiary's local markets. Commissions derived from the sale of insurance products by GAI were the primary source of revenue for the insurance segment.

The following segment financial information has been derived from the internal financial statements of the Company which are used by management to monitor and manage financial performance. The accounting policies of the segments are the same as those of the Company. The evaluation process for segments does not include holding company income and expense. Holding company amounts are the primary differences between segment amounts and consolidated totals, and are reflected in the column labeled "Other" below.

	Core Banking	Wealth Management Services	Insurance	Other	Consolidated Totals
Year Ended December 31, 2025					
Interest and Fees on Loans	$ 358,597	$ —	$ —	$ —	$ 358,597
Interest on Securities and Other Short-term Investments	61,050	354	—	509	61,913
Net Gains on Sales of Loans	4,510	—	—	—	4,510
Wealth Management Fees	5	16,803	—	—	16,808
Insurance Revenues	—	—	—	—	—
Reconciliation of Revenue:					
Other Revenues					45,994
Elimination of Intercompany Revenues					(421)
Total Consolidated Revenue					487,401
Less:					
Interest on Deposits	115,513	—	—	—	115,513
Interest on FHLB Advances and Other Borrowings	3,775	—	—	7,090	10,865
Provision for Credit Losses	19,425	—	—	—	19,425
Salaries and Employee Benefits	98,976	7,759	—	1,007	107,742
Reconciliation of Income before Income Taxes:					
Other Non-interest Expense					94,207
Elimination of Intersegment Expenses					(421)
Income before Income Taxes					140,070
Other Segment Disclosures: (1)					
Segment Profit (Loss) Before Taxes	144,887	6,676	—	(11,493)	140,070
Segment Assets at December 31, 2025	8,363,150	18,703	—	6,927	8,388,780

(1) In the Other Segment Disclosures section, the column labeled "Other" includes holding company amounts and eliminating transactions between segments.

Dollars in thousands, except per share data

NOTE 18 – Segment Information (continued)

	Core Banking	Wealth Management Services	Insurance	Other	Consolidated Totals
Year Ended December 31, 2024					
Interest and Fees on Loans	$ 240,241	$ —	$ —	$ —	$ 240,241
Interest on Securities and Other Short-term Investments	50,552	158	1	532	51,243
Net Gains on Sales of Loans	3,054	—	—	—	3,054
Wealth Management Fees	6	14,410	—	—	14,416
Insurance Revenues	—	1	4,383	—	4,384
Reconciliation of Revenue:					
Other Revenues					40,806
Elimination of Intercompany Revenues					(441)
Total Consolidated Revenue					353,703
Less:					
Interest on Deposits	91,063	—	—	—	91,063
Interest on FHLB Advances and Other Borrowings	3,656	—	—	6,174	9,830
Provision for Credit Losses	2,775	—	—	—	2,775
Salaries and Employee Benefits	71,610	6,958	3,079	610	82,257
Reconciliation of Income before Income Taxes:					
Other Non-interest Expense					64,120
Elimination of Intersegment Expenses					(441)
Income before Income Taxes					104,099
Other Segment Disclosures: [(1)]					
Segment Profit (Loss) Before Taxes	70,418	5,381	37,595	(9,295)	104,099
Segment Assets at December 31, 2024	6,340,396	13,544	—	(58,030)	6,295,910

(1) In the Other Segment Disclosures section, the column labeled “Other” includes holding company amounts and eliminating transactions between segments.

Dollars in thousands, except per share data

NOTE 18 – Segment Information (continued)

	Core Banking	Wealth Management Services	Insurance	Other	Consolidated Totals
Year Ended December 31, 2023					
Interest and Fees on Loans	$ 212,517	$ —	$ —	$ —	$ 212,517
Interest on Securities and Other Short-term Investments	43,886	120	56	402	44,464
Net Gains on Sales of Loans	2,363	—	—	—	2,363
Wealth Management Fees	5	11,706	—	—	11,711
Insurance Revenues	1	24	9,572	(1)	9,596
Reconciliation of Revenue:					
Other Revenues					36,591
Elimination of Intercompany Revenues					(325)
Total Consolidated Revenue					316,917
Less:					
Interest on Deposits	57,241	—	—	—	57,241
Interest on FHLB Advances and Other Borrowings	3,947	—	—	5,360	9,307
Provision for Credit Losses	2,550	—	—	—	2,550
Salaries and Employee Benefits	70,355	6,240	6,114	535	83,244
Reconciliation of Income before Income Taxes:					
Other Non-interest Expense					61,253
Elimination of Intersegment Expenses					(325)
Income before Income Taxes					103,647
Other Segment Disclosures: (1)					
Segment Profit (Loss) Before Taxes	103,735	3,669	2,238	(5,995)	103,647
Segment Assets at December 31, 2023	6,137,687	9,508	3,509	1,494	6,152,198

(1) In the Other Segment Disclosures section, the column labeled "Other" includes holding company amounts and eliminating transactions between segments.

NOTE 19 - Parent Company Financial Statements

The condensed financial statements of German American Bancorp, Inc. are presented below:

CONDENSED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS		
Cash	**$ 55,877**	$ 96,281
Securities Available-for-Sale	**3,650**	3,757
Other Investments	**353**	353
Investment in Subsidiary Bank	**1,122,765**	676,916
Investment in Non-banking Subsidiaries	**—**	—
Other Assets	**17,431**	15,984
Total Assets	**$ 1,200,076**	$ 793,291
LIABILITIES		
Borrowings	**$ 36,694**	$ 75,866
Other Liabilities	**1,057**	2,358
Total Liabilities	**37,751**	78,224
SHAREHOLDERS' EQUITY		
Common Stock	**37,496**	29,677
Additional Paid-in Capital	**706,818**	392,266
Retained Earnings	**582,945**	513,588
Accumulated Other Comprehensive Income (Loss)	**(164,934)**	(220,464)
Total Shareholders' Equity	**1,162,325**	715,067
Total Liabilities and Shareholders' Equity	**$ 1,200,076**	$ 793,291

Dollars in thousands, except per share data

NOTE 19 – Parent Company Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2025	**2024**	**2023**
INCOME			
Dividends from Subsidiaries			
Bank	**$ 90,000**	$ 65,000	$ 50,000
Non-bank	**—**	—	—
Interest Income	**507**	533	277
Other Income (Loss)	**808**	1	(28)
Total Income	**91,315**	65,534	50,249
EXPENSES			
Salaries and Employee Benefits	**650**	610	535
Professional Fees	**3,076**	1,637	777
Occupancy and Equipment Expense	**6**	8	8
Interest Expense	**7,090**	6,174	5,360
Other Expenses	**1,582**	1,399	1,183
Total Expenses	**12,404**	9,828	7,863
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	**78,911**	55,706	42,386
Income Tax Benefit	**2,484**	2,225	2,215
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	**81,395**	57,931	44,601
Equity in Undistributed Income of Subsidiaries	**31,240**	25,880	41,287
NET INCOME	**112,635**	83,811	85,888
Other Comprehensive Income (Loss):			
Changes in Unrealized Gain (Loss) on Securities, Available-for-Sale	**55,530**	(3,404)	46,378
Changes in Unrecognized Loss in Postretirement Benefit Obligation, Net	**—**	—	—
TOTAL COMPREHENSIVE INCOME (LOSS)	**$ 168,165**	$ 80,407	$ 132,266

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	**$ 112,635**	$ 83,811	$ 85,888
Adjustments to Reconcile Net Income to Net Cash from Operations			
Net Amortization on Securities	**8**	8	—
Change in Other Assets	**3,349**	(989)	3,929
Change in Other Liabilities	**(2,901)**	1,065	(3,113)
Equity Based Compensation	**1,899**	2,947	2,332
Equity in Excess Undistributed Income of Subsidiaries	**(31,234)**	(25,880)	(41,287)
Net Cash from Operating Activities	**83,756**	60,962	47,749
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from Maturities, Calls and Redemptions of Securities Available-for-Sale	**257**	329	—
Cash Used for Business Acquisitions	**(16,839)**	—	—
Net Equity in Dissolution of Subsidiary	**—**	—	1,978
Net Cash from Investing Activities	**(16,582)**	329	1,978
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of Long-term Debt	**(64,300)**	—	—
Dividends Paid	**(43,278)**	(31,845)	(29,433)
Net Cash from Financing Activities	**(107,578)**	(31,845)	(29,433)
Net Change in Cash and Cash Equivalents	**(40,404)**	29,446	20,294
Cash and Cash Equivalents at Beginning of Year	**96,281**	66,835	46,541
Cash and Cash Equivalents at End of Year	**$ 55,877**	$ 96,281	$ 66,835

Dollars in thousands, except per share data

NOTE 20 – Business Combinations, Goodwill and Intangible Assets

Business Combinations

On February 1, 2025, the Company acquired Heartland BancCorp ("Heartland") through the merger of Heartland with and into the Company. Immediately following completion of the Heartland holding company merger, Heartland's subsidiary bank, Heartland Bank, was merged with and into the Company's subsidiary bank, German American Bank. Heartland, headquartered in Whitehall, Ohio, operated 20 retail banking offices located in Columbus, Ohio and Greater Cincinnati.

As of the closing of the transaction, Heartland had total assets of approximately $1.94 billion, total loans of approximately $1.58 billion, and total deposits of approximately $1.73 billion. The Company accounted for the transaction under the acquisition method of accounting, which means these financial assets and liabilities were recorded at fair value at the day of acquisition. The fair value of the common shares issued as part of the consideration paid for Heartland was based upon the closing price of the Company's common shares on the acquisition date.

In accordance with ASC 805, the Company has expensed approximately $23,196 of direct acquisition costs and recorded $196,445 of goodwill and $40,065 of intangible assets. The goodwill of $196,445 arising from the acquisition consisted largely of synergies and the cost savings resulting from combining the operations of the companies. This goodwill will be evaluated annually for impairment and is non-deductible for tax purposes. The intangible assets are related to core deposits and are being amortized over 8 years. The following table summarizes the fair value of the total consideration transferred as a part of the Heartland acquisition as well as the fair value of identifiable assets acquired and liabilities assumed as of the effective date of the transaction.

Consideration		
Cash for Stock Options, 401K Shares and Fractional Shares	$	23,102
Cash Consideration		—
Equity Instruments		320,007
Fair Value of Total Consideration Transferred	$	343,109
Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed:		
Cash	$	6,216
Federal Funds Sold and Other Short-term Investments		39,550
Interest-bearing Time Deposits with Banks		—
Securities		220,358
Loans, Net		1,503,378
Stock in FHLB and Other Restricted Stock, at Cost		6,992
Premises, Furniture & Equipment		39,764
Other Real Estate		—
Intangible Assets		40,065
Company Owned Life Insurance		20,660
Accrued Interest Receivable and Other Assets		39,003
Deposits - Non-interest Bearing		(436,467)
Deposits - Interest Bearing		(1,294,696)
FHLB Advances and Other Borrowings		(29,342)
Accrued Interest Payable and Other Liabilities		(8,817)
Total Identifiable Net Assets	$	146,664
Goodwill	$	196,445

Under the terms of the merger agreement, each Heartland common shareholder of record at the effective time of the merger became entitled to receive 3.90 shares of common stock of the Company for each of their former shares of Heartland common stock. As a result, in connection with the closing of the merger on February 1, 2025, the Company issued 7,742,723 shares of its common stock to the former shareholders of Heartland and paid $23,102 in cash, in exchange for all of the issued and outstanding shares of common stock of Heartland and in cancellation of all options to acquire Heartland common stock outstanding as of the effective time of the merger.

Dollars in thousands, except per share data

NOTE 20 – Business Combinations, Goodwill and Intangible Assets (continued)

This acquisition was consistent with the Company's strategy to build a regional presence in Southern Indiana, Kentucky and Ohio. The acquisition offers the Company the opportunity to increase profitability by introducing existing products and services to the acquired customer base as well as add new customers in the expanded region.

The fair value of purchased financial assets with credit deterioration was $91,377 on the date of acquisition. The gross contractual amounts receivable relating to the purchased financial assets with credit deterioration was $112,839. The Company estimates, on the date of acquisition, that $16,503 of the contractual cash flows specific to the purchased financial assets with credit deterioration will not be collected.

The following table presents unaudited pro forma information as if the acquisition had occurred on January 1, 2024 after giving effect to certain adjustments. The unaudited pro forma information for the years ended December 31, 2025 and 2024 includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, interest expense on deposits and borrowings acquired, and the related income tax effects. The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been effected on the assumed date.

	Unaudited Pro Forma Year Ended 12/31/2025	Unaudited Pro Forma Year Ended 12/31/2024
Net Interest Income	$ 332,836	$ 229,295
Non-interest Income	70,317	65,665
Total Revenue	403,153	294,960
Provision for Credit Losses	20,325	3,675
Non-interest Expense	212,451	156,879
Income Before Income Taxes	170,377	134,406
Income Tax Expense	34,921	27,774
Net Income	$ 135,456	$ 106,632
Earnings Per Share and Diluted Earnings Per Share	$ 3.61	$ 2.85

For the years ended December 31, 2025 and 2024, the above pro forma financial information excludes non-recurring merger costs that totaled $6,996 on a pre-tax basis and Day 1 provision for credit losses under the CECL methodology of $16,200 on a pre-tax basis.

Goodwill

The changes in the carrying amount of goodwill for the periods ended December 31, 2025, 2024, and 2023, were classified as follows:

	2025	2024	2023
Beginning of Year	**$ 179,025**	$ 180,357	$ 180,357
Acquired Goodwill	**196,445**	—	—
Divested Goodwill	—	(1,332)	—
Impairment	—	—	—
End of Year	**$ 375,470**	$ 179,025	$ 180,357

The carrying amount of goodwill totaling $375,470 and $179,025 at December 31, 2025 and 2024, respectively, is allocated to the core banking segment. For the carrying amount of goodwill at December 31, 2023 of $180,357, $179,025 was allocated to the core banking segment, and $1,332 was allocated to the insurance segment. The decrease of $1,332 in 2024 was attributable to the sale of substantially all of the assets of German American Insurance, Inc. For additional information on the sale, see Note 2.

Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. At December 31, 2025, the Company's reporting units had positive equity, and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Dollars in thousands, except per share data

NOTE 20 – Business Combinations, Goodwill and Intangible Assets (continued)

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2025		2024	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Core Banking				
Core Deposit Intangible	**$ 73,312**	**$ (39,991)**	$ 33,247	$ (29,843)
Branch Acquisition Intangible	**257**	**(257)**	257	(257)
Total	**$ 73,569**	**$ (40,248)**	$ 33,504	$ (30,100)

Amortization Expense was $10,148, $2,032 and $2,840, for 2025, 2024 and 2023, respectively.

Estimated amortization expense for each of the next five years is as follows:

2026	$ 9,234
2027	7,625
2028	6,107
2029	4,599
2030	3,177

NOTE 21 - Other Comprehensive Income (Loss)

The tables below summarize the changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2025 and 2024, net of tax:

December 31, 2025	**Unrealized Gains and Losses on Available-for-Sale Securities**	**Postretirement Benefit Items**	**Total**
Beginning Balance	**$ (219,950)**	**$ (514)**	**$ (220,464)**
Other Comprehensive Income (Loss) Before Reclassification	**55,530**	**—**	**55,530**
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)	**—**	**—**	**—**
Net Current Period Other Comprehensive Income (Loss)	**55,530**	**—**	**55,530**
Ending Balance	**$ (164,420)**	**$ (514)**	**$ (164,934)**

December 31, 2024	**Unrealized Gains and Losses on Available-for-Sale Securities**	**Postretirement Benefit Items**	**Total**
Beginning Balance	$ (216,546)	$ (514)	$ (217,060)
Other Comprehensive Income (Loss) Before Reclassification	(30,511)	—	(30,511)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)	27,107	—	27,107
Net Current Period Other Comprehensive Income (Loss)	(3,404)	—	(3,404)
Ending Balance	$ (219,950)	$ (514)	$ (220,464)

Dollars in thousands, except per share data

NOTE 21 – Other Comprehensive Income (Loss) (continued)

The table below summarizes the classifications out of accumulated other comprehensive income (loss) by component for the year ended December 31, 2025:

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified From Accumulated Other Comprehensive Income (Loss)		Affected Line Item in the Statement Where Net Income is Presented
Unrealized Gains and Losses on			
Available-for-Sale Securities	$	—	Net Gain (Losses) on Securities
		—	Income Tax Expense
		—	Net of Tax
Amortization of Post Retirement Plan Items			
Actuarial Gains (Losses)	$	—	Salaries and Employee Benefits
		—	Income Tax Expense
		—	Net of Tax
Total Reclassifications for the Period	$	—	

The table below summarizes the classifications out of accumulated other comprehensive income (loss) by component for the year ended December 31, 2024:

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified From Accumulated Other Comprehensive Income (Loss)		Affected Line Item in the Statement Where Net Income is Presented
Unrealized Gains and Losses on			
Available-for-Sale Securities	$	(34,788)	Net Gain (Losses) on Securities
		7,681	Income Tax Expense
		(27,107)	Net of Tax
Amortization of Post Retirement Plan Items			
Actuarial Gains (Losses)	$	—	Salaries and Employee Benefits
		—	Income Tax Expense
		—	Net of Tax
Total Reclassifications for the Period	$	(27,107)	

The table below summarizes the classifications out of accumulated other comprehensive income (loss) by component for the year ended December 31, 2023:

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified From Accumulated Other Comprehensive Income (Loss)		Affected Line Item in the Statement Where Net Income is Presented
Unrealized Gains and Losses on			
Available-for-Sale Securities	$	40	Net Gain (Losses) on Securities
	$	(8)	Income Tax Expense
		32	Net of Tax
Amortization of Post Retirement Plan Items			
Actuarial Gains (Losses)	$	—	Salaries and Employee Benefits
		—	Income Tax Expense
		—	Net of Tax
Total Reclassifications for the Period	$	32	

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

As of December 31, 2025, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic reports filed with the Securities and Exchange Commission. There are inherent limitations to the effectiveness of systems of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective systems of disclosure controls and procedures can provide only reasonable assurances of achieving their control objectives.

Changes in Internal Control Over Financial Reporting in Most Recent Fiscal Quarter

There was no change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The Company's independent registered public accounting firm has issued their report on the Company's internal control over financial reporting. That report is included in Item 8. Financial Statements and Supplementary Data of this Report under the heading, Report of Independent Registered Public Accounting Firm.

Item 9B. Other Information.

(a)   Information required to be disclosed in a report on Form 8-K.

       None.

(b)   Insider trading arrangements.

       During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Information responsive to this Item 10 will be included under the captions "Members of the Board," "Code of Business Conduct," "Committees and Attendance," and "Director Nominations Process" under the heading "Corporate Governance and Board Matters," and under the headings "Executive Officers," "Section 16(a): Beneficial Ownership Reporting Compliance," "Report of the Audit Committee," and "Executive Compensation and Related Information – Insider Trading Policy and Anti-Hedging Provision," in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held in April 2026 which will be filed within 120 days of the end of the fiscal year covered by this Report (the "2026 Proxy Statement"), which sections are incorporated herein by reference.

Item 11. Executive Compensation.

Information relating to compensation of the Company's executive officers and directors (including the required disclosures under the subheadings "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report") will be included under the caption "Executive and Director Compensation" in the 2026 Proxy Statement, which section is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information relating to security ownership of certain beneficial owners and the directors and executive officers of the Company will be included under the captions "Ownership of Our Common Shares by Our Directors and Executive Officers" and "Principal Owners of Common Shares" of the 2026 Proxy Statement, which sections are incorporated herein by reference.

Equity Compensation Plan Information

The Company maintains two equity incentive plans under which it has authorized the issuance of its Common Shares to employees and non-employee directors as compensation: its 2019 Long-Term Equity Incentive Plan (the "2019 LTI Plan") and its 2019 Employee Stock Purchase Plan (the "2019 ESPP"). Each of these plans was approved by the requisite vote of the Company's common shareholders in the year of adoption by the Board of Directors. The Company is not a party to any individual compensation arrangement involving the authorization for issuance of its equity securities to any single person, other than option agreements and restricted stock award agreements that have been granted under the terms of one of the three plans identified above. The following table sets forth information regarding these plans as of December 31, 2025:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants or Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	— (a) $	— (a)	1,284,788 (b)
Equity compensation plans not approved by security holders	—	—	—
Total	—	$ —	1,284,788

(a) On December 31, 2025, participants under the 2019 ESPP exercised options to purchase 4,504 Common Shares at the purchase price of $39.18 per share. The Company settled the option exercises in January 2026 with shares purchased on the open market.

(b) Represents 750,000 shares at December 31, 2025 that the Company may in the future issue to employees under the 2019 ESPP (although the Company typically purchases the shares needed for sale to participating employees on the open market rather than issuing new issue shares to such employees) and 534,788 shares that were available for grant or issuance at December 31, 2025 under the 2019 LTI Plan.

For additional information regarding the Company's equity incentive plans and employee stock purchase plan, see Note 9 (Shareholders' Equity) of the Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information responsive to this Item 13 will be included under the captions "Election of Directors" and "Transactions with Related Persons" of the 2026 Proxy Statement, which sections are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information responsive to this Item 14 will be included in the 2026 Proxy Statement under the caption "Principal Accountant Fees and Services", which section is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following items are included in Item 8 of this Report:

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits

The following exhibits are included with this report or incorporated herein by reference:

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of German American Bancorp, Inc. are incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed May 26, 2020 (SEC File No. 001-15877).
3.2	Amended and Restated Bylaws of German American Bancorp, Inc. are incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed December 20, 2023 (SEC File No. 001-15877).
4.1	Terms of Common Shares and Preferred Shares of the Registrant (included in Amended and Restated Articles of Incorporation) are incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed May 26, 2020 (SEC File No. 001-15877).
4.2	Specimen stock certificate for Common Shares of the Registrant is incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed October 21, 2010 (SEC File No. 001-15877).
4.3	Description of the securities of German American Bancorp, Inc. registered pursuant to Section 12 of the Exchange Act is incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.1*	Adoption Agreement for the German American Bancorp, Inc. Nonqualified Savings Plan, effective January 1, 2009 is incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.2*	Basic Plan Document for the German American Bancorp, Inc. Nonqualified Savings Plan, effective January 1, 2009 is incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.3*	First Amendment to the German American Bancorp, Inc. Nonqualified Savings Plan, effective January 1, 2020 is incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.4*	Second Amendment to the German American Bancorp, Inc. Nonqualified Savings Plan, effective January 1, 2024 is incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023, filed February 27, 2024 (SEC File No. 001-15877).
10.5*	Description of Director Compensation Arrangements for the 12 month period commencing July 1, 2024 is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed August 9, 2024 (SEC File No. 001-15877).
10.6*	Description of Director Compensation Arrangements, effective as of July 1, 2025, is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 1, 2025 (SEC File No. 001-15877).
10.7*	Description of Executive Management Incentive Plan for 2024 (awards payable in 2025) is incorporated by reference from the description contained in Item 5.02 of the Registrant's Current Report on Form 8-K filed March 7, 2024 (SEC File No. 001-15877).
10.8*	Description of Executive Management Incentive Plan for 2025 (awards payable in 2026) is incorporated by reference from the description contained in Item 5.02 of the Registrant's Current Report on Form 8-K filed March 21, 2025 (SEC File No. 001-15877).
10.9*	Executive Supplemental Retirement Income Agreement dated October 1, 1996, between First Federal Bank, F.S.B. and Bradley M. Rust, as amended by a First Amendment between Bradley M. Rust and the Registrant dated December 30, 2008, is incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009, filed March 10, 2010 (SEC File No. 001-15877).
10.10*	Form of LTI Restricted Stock Award Agreement that evidences the terms of restricted stock awards granted to executive officers under the 2019 Long-Term Equity Incentive Plan in conjunction with Management Long-Term Incentive Plans in effect prior to 2024 is incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed March 2, 2020 (SEC File No. 001-15877).
10.11*	Form of LTI Restricted Stock Award Agreement that evidences the terms of restricted stock awards granted to executive officers under the 2019 Long-Term Equity Incentive Plan in conjunction with Management Long-Term Incentive Plans in effect for 2024 and thereafter is incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024, filed March 3, 2025 (SEC File No. 001-15877).
10.12*	Form of Restricted Stock Award Agreement that evidences the terms of awards of restricted stock grants granted under the 2019 Long-Term Equity Incentive Plan to Directors as part of annual compensation arrangements in effect for compensation periods commencing on or after July 1, 2024 is incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024, filed March 3, 2025 (SEC File No. 001-15877).

Exhibit No.	Description
10.13*	German American Bancorp, Inc. Amended and Restated 2019 Employee Stock Purchase Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 26, 2020 (SEC File No. 001-15877).
10.14*	German American Bancorp, Inc. 2019 Long-Term Equity Incentive Plan is incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 21, 2019 (SEC File No. 001-15877).
19	German American Bancorp, Inc. Insider Trading Policy is incorporated by reference to Exhibit 19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024, filed March 3, 2025 (SEC File No. 001-15877).
21+	Subsidiaries of the Registrant
23+	Consent of Crowe LLP
31.1+	Sarbanes-Oxley Act of 2002, Section 302 Certification of Principal Executive Officer.
31.2+	Sarbanes-Oxley Act of 2002, Section 302 Certification of Principal Financial Officer.
32.1++	Sarbanes-Oxley Act of 2002, Section 906 Certification of Principal Executive Officer.
32.2++	Sarbanes-Oxley Act of 2002, Section 906 Certification of Principal Financial Officer.
97	German American Bancorp, Inc. Incentive Compensation Recovery Policy is incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023, filed February 27, 2024 (SEC File No. 001-15877).
101.INS+	Inline XBRL Instance Document (The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.)
101.SCH+	Inline XBRL Taxonomy Extension Schema Document.
101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB+	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Exhibits that describe or evidence all management contracts or compensatory plans or arrangements required to be filed as exhibits to this Report are indicated by an asterisk.

+ Exhibits that are filed with this Report (other than through incorporation by reference to other disclosures or exhibits) are indicated by a plus sign.

++ Exhibits that are furnished with this Report are indicated by a double plus sign.

Note: No long-term debt instrument issued by the Registrant exceeds 10% of consolidated total assets or is registered. In accordance with paragraph 4 (iii) of Item 601(b) of Regulation S-K, to the extent not otherwise filed herewith or incorporated by reference hereby, the Registrant will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request.

In reviewing any agreements included as exhibits to this Report, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by the parties to the agreements, including us. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:
- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

<u>Item 16. Form 10-K Summary.</u>

Not applicable.

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GERMAN AMERICAN BANCORP, INC.
(Registrant)

Date:	February 26, 2026	By: /s/D. Neil Dauby
		D. Neil Dauby, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date:	February 26, 2026	/s/D. Neil Dauby
		D. Neil Dauby, Chairman and Chief Executive Officer (principal executive officer)
Date:	February 26, 2026	/s/Zachary W. Bawel
		Zachary W. Bawel, Director
Date:	February 26, 2026	/s/Angela Curry
		Angela Curry, Director
Date:	February 26, 2026	/s/Sue J. Ellspermann
		Sue J. Ellspermann, Director
Date:	February 26, 2026	/s/Marc D. Fine
		Marc D. Fine, Director
Date:	February 26, 2026	/s/Jason M. Kelly
		Jason M. Kelly, Director
Date:	February 26, 2026	/s/G. Scott McComb
		G. Scott McComb, Director
Date:	February 26, 2026	/s/Diane B. Medley
		Diane B. Medley, Director
Date:	February 26, 2026	/s/M. Darren Root
		M. Darren Root, Director
Date:	February 26, 2026	/s/Christina M. Ryan
		Christina M. Ryan, Director
Date:	February 26, 2026	/s/Andrew M. Seger
		Andrew M. Seger, Director
Date:	February 26, 2026	/s/Jack W. Sheidler
		Jack W. Sheidler, Director
Date:	February 26, 2026	/s/Ronnie R. Stokes
		Ronnie R. Stokes, Director
Date:	February 26, 2026	/s/Tyson J. Wagler
		Tyson J. Wagler, Director
Date:	February 26, 2026	/s/Bradley M. Rust
		Bradley M. Rust, President and Chief Financial Officer (principal financial officer)
Date:	February 26, 2026	/s/Vicki L. Schuler
		Vicki L. Schuler, Senior Vice President, Controller (principal accounting officer)

Celebrating
115
YEARS
1910 - 2025



German American Bancorp, Inc.®

004CTR0073